SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 30, 2002


                            Glassworks of Chile
                        ----------------------------
                (Translation of registrant's name into English)


                            Hendaya 60, OF. 201
                       ------------------------------
                               Las Condes
                               ----------
                               Santiago
                               ----------
                               Chile
                               ----------
                   (Address of principal executive offices)


                            Form 20-F /X/ Form 40-F
                                      --


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes__ No /X/
                                           --

                  Cristalerias de Chile S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K
                               TABLE OF CONTENTS

(1) Quarterly consolidated financial statements of the Company for the quarter ended March 31, 2002.

(2) Quarterly individual financial statements of the Company for the quarter ended March 31, 2002.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                              90331000-6



1.00.01.10        Starting date                            1/1/2002



1.00.01.21        Closing date                             3/31/2002



1.00.01.30        Type of Currency                         Chilean Pesos



1.00.01.40        Type of Financial Statements             Consolidated

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency:  Chilean pesos
1.00.01.40   Type of Balance : Consolidated

ASSETS                                                         NOTE No.            03-31-02         03-31-01
5.11.00.00   TOTAL CURRENT ASSETS                                                  124,378,279     131,692,862
                    5.11.10.10  Cash                                                 2,031,598       2,518,635
                    5.11.10.20  Time deposits                   40                  23,302,604      37,434,748
                    5.11.10.30  Marketable securities (net)     4                   13,303,701       8,063,981
                    5.11.10.40  Debtors from sales (net)        5                   27,242,548      29,470,514
                    5.11.10.50  Documents receivable (net)      5                    4,635,345       3,388,030
                    5.11.10.60  Sundry debtors (net)            5                      812,772       1,044,366
                    5.11.10.70  Doc. & accts receivable         6                      488,722         204,611
                                 related Co.
                    5.11.10.80  Inventories (net)               7                   30,995,893      37,560,367
                    5.11.10.90  Recoverable taxes               8                    2,072,601       2,467,231
                    5.11.20.10  Prepaid expenses                                     1,014,398         840,417
                    5.11.20.20  Deferred taxes                  8                    1,299,662         806,783
                    5.11.20.30  Other current assets            9                   17,178,453       7,893,179
                    5.11.20.40  Leasing contracts (net)                                      0               0
                    5.11.20.50  Leasing assets (net)                                         0               0
5.12.00.00   TOTAL FIXED ASSETS                                 11                 129,032,131     138,239,491
                    5.12.10.00  Land                            11                  12,881,010      12,752,372
                    5.12.20.00  High rises & infrastructure     11                  52,122,107      51,314,423
                    5.12.30.00  Machinery & equipment           11                 126,288,725     116,930,327
                    5.12.40.00  Other fixed assets              11                  12,618,982      30,909,039
                    5.12.50.00  Positive goodwill from          11                   8,253,185      10,220,649
                                 technical revaluation of
                                 fixed assets
                    5.12.60.00  Depreciation (minus)            11                  83,131,878      83,887,319
5.13.00.00   TOTAL OTHER ASSETS                                                    139,727,705     123,506,999
                    5.13.10.10  Investment in related companies 13                 107,308,418      98,265,800
                    5.13.10.20  Investment in other companies   14                   1,431,275       1,558,977
                    5.13.10.30  Negative goodwill               15                   8,729,892      10,208,006
                    5.13.10.40  Positive goodwill (minus)                                    0               0
                    5.13.10.50  Long-term debtors               5                      210,831         152,619
                    5.13.10.60  Doc. & accts receivable         6                        1,329          36,612
                                  related Co.
                    5.13.10.65  Long-term deferred taxes        8                            0               0
                    5.13.10.70  Intangibles                     16                  11,205,099      11,051,586
                    5.13.10.80  Amortization (minus)                                   832,326         707,127
                    5.13.10.90  Other                           17                  11,673,187       2,940,526
                    5.13.20.10  Long-term leasing contracts
                                 (net)
5.10.00        TOTAL ASSETS                                                        393,138,133     393,439,352

                                  LIABILITIES

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance : Consolidated

LIABILITIES                                                       NOTE No.     03-31-02        03-31-01

5.21.00.00   TOTAL CURRENT LIABILITIES                                              60,195,606      56,287,526
                    5.21.10.10  Short-term oblig. Banks &           18               1,014,007       4,948,750
                                  Fin. Inst.
                    5.21.10.20  Short-term portion - Long-term      18              24,949,799      10,166,309
                                  oblig. Banks &
                                  Financial Institutions
                    5.21.10.30  Obligations with the public                                  0               0
                                  (notes)
                    5.21.20.40  Short-term portion oblig with       21                 562,210         427,408
                                  public
                    5.21.10.50  Long-term oblig. due within 1                          265,469         190,256
                                  year
                    5.21.10.60  Dividends payable                                       67,895          52,230
                    5.21.10.70  Accounts payable                                     9,863,789      11,776,839
                    5.21.10.80  Notes payable                                        3,865,639      15,196,309
                    5.21.10.90  Sundry creditors                                       537,212         553,490
                    5.21.20.10  Notes & accts payable related        6               1,247,807         230,948
                                  Co.
                    5.21.20.20  Provisions                          22              10,143,938       8,185,446
                    5.21.20.30  Withholdings                                         1,999,474       1,287,130
                    5.21.20.40  Income tax                                                   0               0
                    5.21.20.50  Earned income                                        1,672,814       2,966,065
                    5.21.20.60  Deferred taxes                       8                       0               0
                    5.21.20.70  Other current liabilities           19               4,005,553         306,346
5.22.00.00   TOTAL LONG-TERM LIABILITIES                                            85,511,029     100,149,555
                    5.22.10.00  Oblig with Banks & Financial        20              54,848,585      68,532,696
                                  Inst.
                    5.22.20.00  Long-term oblig with public         21              19,842,134      20,406,526
                                  (bonds)
                    5.22.30.00  Long-term notes payable                                 36,612          90,425
                    5.22.40.00  Long-term sundry debtors                             1,593,657       1,760,787
                    5.22.50.00  Long-term notes & accts.             6                       0               0
                                  payable related companies
                    5.22.60.00  Long-term provisions                22               6,902,679       8,936,808
                    5.22.70.00  Long-term deferred taxes             8               2,287,362         422,313
                    5.22.80.00  Other long-term liabilities                                  0               0
5.23.00.00   MINORITY INTEREST                                      25              34,621,695      32,432,331
5.24.00.00   TOTAL EQUITY                                                          212,809,803     204,569,940
                    5. 24.10.00  Paid-in capital                    26              62,863,356      62,497,517
                    5. 24.20.00  Reserve capital revaluation        26                -251,453          62,497
                    5. 24.30.00  Premium in sale of own shares      26              26,687,378      26,665,262
                    5. 24.40.00  Other reserves                     26               8,009,974       6,889,810
                    5. 24.50.00  Retained earnings (addition                       115,500,548     108,454,854
                                   of codes 5.24.51.00 to
                                   5.24.56.00)
                                 5.24.51.00 Reserve future          26             102,386,923      93,663,612
                                            dividends
                                 5.24.52.00 Accrued profits         26              13,060,432      13,220,913
                                 5.24.53.00 Accrued losses (minus)  26                       0               0
                                 5.24.54.00 Profit                  26                 175,829       1,737,539
                                            (loss) for the year
                                 5.24.55.00 Prov. dividends (minus) 26                       0               0
                                 5.24.56.00 Accr. deficit dev.      26                -122,636        -167,210
                                             period
5.20.00.00  TOTAL LIABILITIES                                                      393,138,133     393,439,352

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30       Type of Currency:  Chilean pesos
1.00.01.40       Type of Balance : Consolidated

INCOME STATEMENT                                                     NOTE No.         03-31-02        03-31-01
               5.31.11.00  OPERATING RESULTS                                         6,465,408       6,109,677
                           5.31.11.10  Operating Margin                             11,148,342      11,084,526
                                       5.31.11.11  Operating income                 30,088,479      33,322,718
                                       5.31.11.12  Operating costs                  18,940,137      22,238,192
                                                    (minus)
                           5.31.11.20  Adm. & sales expenses                         4,682,934       4,974,849
                                        (minus)
               5.31.12.00  NON-OPERATING RESULTS                                    -4,890,914      -4,277,516
                           5.31.12.10  Interest income                                 615,955         703,552
                           5.31.12.20  Profit investments                13            171,514         184,107
                                        related Co.
                           5.31.12.30  Other non-operating               27            231,488         326,912
                                        income
                           5.31.12.40  Profit investments                13          3,966,472       2,472,618
                                        rel- Co. (-)
                           5.31.12.50  Amortization                      15            140,068         168,232
                                        neg.goodwill (-)
                           5.31.12.60  Interest expenses (minus)                     1,230,403       2,067,817
                           5.31.12.70  Other non-operat expenses (-)     27            407,939         389,083
                           5.31.12.80  Price level restatement           28           -155,632        -127,838
                           5.31.12.90  Exchange differences              29             -9,357        -266,499
               5.31.10.00  RESULTS BEFORE INCOME TAX                                 1,574,494       1,832,161
                           AND EXTRAORDINARY ITEMS
               5.31.20.00  INCOME TAX                                     8           -983,013        -923,539
               5.31.30.00  EXTRAORDINARY ITEMS                           30                  0         975,800
               5.31.40.00  PROFIT (LOSS) BEFORE MINORITY INTEREST                      591,481       1,884,422
               5.31.50.00  MINORITY INTEREST                             25           -415,652        -146,883
5.31.00.00     NET PROFIT (LOSS)                                                       175,829       1,737,539
5.32.00.00     Amortization of positive goodwill                                             0               0
5.30.00.00     PROFIT (LOSS) FOR THE YEAR                                              175,829       1,737,539

                          DIRECT CASH FLOW STATEMENT

2.03      CASH FLOW STATEMENT
1.00.01.30     Type of Currency:  Chilean pesos
1.00.01.40     Type of Balance : Consolidated

DIRECT CASH FLOW STATEMENT                                             NOTE No.       03-31-02        03-31-01

     5.41.11.00  NET FLOW FROM OP. ACT.                                             11,159,032      10,465,896
                 5.41.11.10  Collection from sales debtors                          40,820,905      59,480,791
                 5.31.11.20  Interests received                                        493,149       1,181,477
                 5.31.11.30  Dividends & other distributions                            44,854          86,189
                               funds received
                 5.31.11.40  Other income                                32            406,649         292,679
                 5.31.11.50  Payments to suppliers & personnel (-)                  25,720,862      46,175,169
                 5.31.11.60  Interest paid (minus)                                     753,334       1,205,872
                 5.31.11.70  Income tax paid (minus)                                 1,000,013         777,754
                 5.31.11.80  Other expenses                              32            283,867         327,532
                 5.31.11.90  V.A.T. & other taxes                                    2,848,449       2,088,913
     5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                     -2,605,990      16,367,666
                 5.41.12.05  Proceeds from share issue                                  16,643         103,322
                 5.41.12.10  Loans received                                                  0         324,091
                 5.41.12.15  Obligations with the public                                     0      18,165,473
                 5.41.12.20  Secured loans from related companies                      899,534               0
                 5.41.12.25  Other loans from related companies                              0               0
                 5.41.12.30  Other financing resources                                       0               0
                 5.41.12.35  Dividends paid (minus)                                  1,879,581       1,396,798
                 5.41.12.40  Capital distributions (minus)                                   0               0
                 5.41.12.45  Repayment of loans (minus)                              1,089,801         788,959
                 5.41.12.50  Payment of obligations with the public (-)                      0               0
                 5.41.12.55  Repayment of secured loans from rel Co. (-)               552,785               0
                 5.41.12.60  Repayment other loans from                                      0               0
                               related  Co. (-)
                 5.41.12.65  Share issue payment (minus)                                     0               0
                 5.41.12.70  Payment of issue publ oblig (minus)                             0               0
                 5.41.12.75  Other financing payments (minus)            32                  0          39,463
     5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                                   444,213     -25,736,431
                 5.41.13.05  Sale of fixed assets                                        8,355          41,394
                 5.41.13.10  Sale of permanent investments                                   0               0
                 5.41.13.15  Sale of other investments                   32          4,931,553       1,258,617
                 5.41.13.20  Proceeds secured loans to related Comp.                         0           5,763
                 5.41.13.25  Proceeds other loans to related                            32,505          24,455
                               companies
                 5.41.13.30  Other investment income                     32          1,829,664         500,867
                 5.41.13.35  Incorporation of fixed assets (minus)                   4,463,535      11,467,755
                 5.41.13.40  Capitalized interests payment (minus)                           0               0
                 5.41.13.45  Permanent Investments                                      35,649          57,790
                 5.41.13.50  Investments in financial                                1,517,440      15,885,389
                               instruments (minus)
                 5.41.13.55  Other loans to related companies (minus)                    2,575               0
                 5.41.13.60  Other loans to related companies (minus)                    1,984         140,323
                 5.41.13.65  Other distrib of funds on invest            32            336,681          17,270
                               activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                     8,997,255       1,097,131
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                                190,103         -28,567
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                          9,187,358       1,068,564
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                                37,649,160      28,534,141
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                              46,836,518      29,602,705

                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE
                        INCOME STATEMENT FOR THE YEAR

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance : Consolidated

CASH FLOW - INCOME STATEMENT RECONCILIATION                           NOTE No.        03-31-02        03-31-01

5.50.10.00  Profit (Loss) for the year                                                 175,829       1,737,539
5.50.20.00  Profit (Loss) in sale of assets                                             13,518          -4,503
            5.50.20.10  (Profit) Loss in sale of fixed assets                           13,518          -4,503
            5.50.20.20  Profit in sale of investments (minus)                                0               0
            5.50.20.30  Loss in sale of investments                                          0               0
            5.50.20.40  (Profit) Loss in sale of other assets                                0               0
5.50.30.00  Non-cash losses (gains)                                                  8,395,527       4,884,796
            5.50.30.05  Depreciation for the year                        11          3,228,069       3,030,580
            5.50.30.10  Amortization of intangibles                                    288,644          93,347
            5.50.30.15  Write-offs and provisions                                    1,021,315         408,144
            5.50.30.20  Accrued earnings from investments in             13            171,514         184,107
                         related companies (minus)
            5.50.30.25  Accured losses from investments in               13          3,966,472       2,472,618
                         related Co.
            5.50.30.30 Negative goodwill amortization                    15            140,068         168,232
            5.50.30.35  Positive goodwill amortization (minus)                               0               0
            5.50.30.40  Price level restatement                          28            155,632         127,838
            5.50.30.45  Net exchange difference                          29              9,357         266,499
            5.50.30.50  Other non-cash credits to results (minus)                      331,218       1,777,670
            5.50.30.55  Other non-cash debits to results                                88,702         279,315
5.50.40.00  Changes in Assets affecting cash flow (incr)                            -2,615,530          55,843
              decreases
            5.50.40.10  Debtors from sales                                            -612,652       5,553,261
            5.50.40.20  Inventory                                                   -2,146,907      -4,055,553
            5.50.40.30  Other assets                                                   144,029      -1,441,865
5.50.50.00  Changes in liabilities affecting cash flow                               4,774,036       3,645,338
              increases (decr)
            5.50.50.10  Accounts payable related to results for                      5,591,654       1,387,136
                         the year
            5.50.50.20  Interests payable                                              467,990         257,410
            5.50.50.30  Income tax payable (net)                                      -344,384         849,841
            5.50.50.40  Other accounts payable related to                             -690,103       1,165,804
                         non-oper results
            5.50.50.50  VAT and other taxes payable (net)                             -251,121         -14,853
5.50.60.00  Profit (Loss) of minority interest                         25              415,652         146,883
5.50.00.00  NET OPERATING CASH FLOW                                                 11,159,032      10,465,896

                  01. Registration in the Securities Register

1.   IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under No. 061 and it is supervised by the Securities and Insurance Commission.

The subsidiary S.A. Vina Santa Rita is registered in the Securities Register under number 390 of the S.V.S. (Securities and Insurance Commission).

                        02. Applied Accounting Criteria

APPLIED ACCOUNTING CRITERIA

a)   Accounting Period

These financial statements correspond to the period between January 1 and March 31 of 2002 and 2001.

b)   Preparation basis of financial statements:

These consolidated financial statements as of March 31, 2002 and 2001 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S.; the former prevailing in case of discrepancies.

c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2001 fiscal year are presented updated according to non-accounting terms as of March 31, 2002 by 2.5%.

d)   Consolidation Basis

The consolidated financial statements include the balances of the following subsidiaries: Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Vina Santa Rita consolidated, and Constructora Apoger S.A. consolidated.

As of March 2002, the parent company has not included Envases CMF S.A. in the consolidation due to the reduction of Cristalchile's stake in this company from 99.99% to 50%, as explained in note 13.

Ciecsa's results includes the balances of its subsidiary, Red Televisiva Megavision S.A., in which it has a 78.01% stake. As of the third quarter of 2001 the company did not consolidate the results of Ediciones Chiloe S.A. because of the reduction in its stake in the company from 75% to 50%.

S.A. Vina Santa Rita's consolidated results includes the balances of its subsidiaries Vina Carmen S.A., with a 99.9% stake in its net worth in 2002 and 2000, Vina Dona Paula S.A., with 100% stake in 2002 (in 2001 it was not included in the consolidation), and Sur Andino S.A., with 100% stake in 2002 (it was created on March 1st, 2001).

Constructora Apoger S.A. includes the balances of its subsidiary Inmobiliaria Monte Azul S.A., in which it has a 99% stake.

Intercompany balances, transactions, debits, and refunds were eliminated in the consolidation.

The subsidiary companies included in the consolidation are presented on an attached chart.

e)   Adjustment for Currency Devaluation (Price Level Restatement)

Consolidated financial statements have been restated considering the variation in the purchasing power of the currency which occurred in the 2002 fiscal year, which was -0.4% (0.1% in 2000).

f)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                          2002                          2001
                                           Ch$                          Ch$
U.S. Dollar                              655.90                        594.97
Canadian Dollar                          412.13                        377.64
Pound Sterling                            34.96                        843.93
Danish Crown                              76.83                         69.93
Swedish Crown                             63.26                         57.11
EURO                                     570.94
Unidad de Fomento                     16,197.66                     15,813.07

g)       Marketable Securities and Time Deposits

Transactions in short-term fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of March 31, 2002.

Investments in stock are shown at the lower value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments carried out by the parent company in Celulosa Arauco bonds are registered at par value, without adjusting to the market value because the intent is to hold the bonds until maturity.

h)       Inventory

Inventory of finished products has been valued as of March 31, 2002 and 2001 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

Inventory of foreign television programs to be exhibited are valued at the purchase cost at the exchange rate in effect at the closing of the fiscal year. Local programs are valued according to the terms of the respective contracts.

Inventory at the closing of each fiscal year represents the value of the films and videos contracted and the proportion of repeats that are pending exhibition. The actual cost of the programs is charged to results as they are shown.

i)       Bad Debts (Non-collectable)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales and documents receivable. The criterion adopted to estimate them is the age of the balances.

j)       Fixed Assets

The property in fixed assets is shown at the purchase cost plus legal and regulatory revaluations accumulated until March 31, 2002 and 2001.

k)       Depreciation of Fixed Assets

Depreciation of these goods is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the goods.

l)       Assets in Leasing

None.

m)       Sales Transactions with Leaseback

None.

n)       Intangibles

The corrected purchase value of trademarks as well as TV channel 9 frequency are presented as intangibles. Its amortization period is 40 years. In addition the subsidiary S.A. Vina Santa Rita includes the costs for trademark registration, which are amortized in a period of their renewal.

o)       Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates and subsidiaries (V.P.P.), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission. Investments abroad have been valued according to the provisions of Technical Bulletin No. 64 of the Accountants Association.

As of March 31, 2002 Envases CMF S.A. (former Crowpla-Reicolite S.A.) has not been included in the consolidation since the stake in that company was decreased form 99.99% to 50% by assigning part of its corresponding option in the capital injection effected by Crowpla-Reicolite S.A. to Andina Inversiones Societarias S.A. on June 29, 2001.

p)       Goodwill Amortization

Goodwill amortization resulted from comparing the price paid for the investment with the proportional value that corresponds to the investment in the company's equity.

Amortizations of these values are carried out in a period of twenty years.

As of March 31, 2002 and 2001 there is no positive goodwill.

q)       Operations with repurchase and resale agreement

Financial instruments acquired with a resale agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

r)       Obligations with public

Obligations for bonds issued are shown at their face value plus adjustments and interest accrued at the closing of each fiscal year. The negative goodwill obtained compared to par value is amortized proportionally to payment or redemption of the capital installments of those bonds and the expenses for the placement of long-term bonds.

s)       Deferred Taxes and Income Tax

The parent company and its subsidiaries has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and 71 of The Accountants Association and the norms indicated in circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.

t)       Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.

u)       Sales (Operating Income)

The consolidated companies recognize operating income on an accrued basis according to generally accepted accounting principles.

v)       Derivative Contracts

The parent company and its subsidiaries Ciecsa S.A. and S.A. Vina Santa Rita maintain Future contracts in foreign currency recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.

w)       Computer Software

The parent company and S.A. Santa Rita develop computer software with their own resources and they also acquires computer packages from third parties. Disbursements due to their own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months by the parent company and in 48 months by the subsidiary S.A. Vina Santa Rita.

x)       Research and development expenses

The companies do not show any expenses in this item.

y)       Cash flow statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements originating in time deposits and deposits with maturities over 90 days have been classified in the item "Investments in Financial Instruments."

CRISTALERIAS DE CHILE S.A.

NOTE 2 - ACCOUNTING CRITERIA USED - COMPANIES INCLUDED IN THE CONSOLIDATED
REPORT

                                                                                Percentage of Shareholding
  R.U.T.                       Company Name                                03.31.2002                03.31.2001
                                                                        Direct      Indirect     Total        Total
96.721.580-5         Cristalchile Comunicaciones S.A.                   99.9980      0.0000       99.9980     99.9980
96.767.580-6         Constructora Apoger S.A.                           80.0000      0.0000       80.0000     80.0000
96.608.270-4         Ciecsa S.A.                                        98.2102      0.0000       98.2102     98.0700
86.881.400-4         Envases CMF S.A. (Ex Crowpla Reicolite             50.0000      0.0000       50.0000     99.9900
                     S.A.)
86.547.900-K         S.A. Vina Santa Rita                               54.0970      0.0000       54.0970     54.0970
96972440-5           Cristalchile Inversiones S.A.                      99.9900      0.0100      100.0000      0.0000

                            03. Accounting Changes

As of March 2002 and 2001, there have not been any changes in the accounting criteria applied that affect the consolidated financial statements.

                          04. Marketable Securities

As of March 2002, investments in stocks in the amount of Th Ch$ 3,264,180, investments in fixed rate mutual funds in the amount of Th US$ 9,986,843, and Th US$ 52,678 for interests accrued in long-term bonds.

As of March 31, 2001, the investment in Central Bank PRC in the amount of Th Ch$2,666,504 in 2000 and Th $5,766,464 in stocks and Th $31,013 in mutual funds are included in this item.

CRISTALERIAS DE CHILE S.A.


NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

     Type of Security                                 Book Value
                                          03-31-2002             03-31-2001

Shares                                     3,264,180              5,766,464
Bonds                                         52,678                      0
Shares in mutual funds                     9,986,843                 31,013
Shares in investment funds                         0                      0
Public tender notes                                0              2,266,504
Mortgage bonds                                     0                      0

Total Marketable Securities               13,303,701              8,063,981

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                   Unit          Market
       R.U.T.              Company Name           Number of       Participation    Market        Investment     Corrected
                                                   Shares          Percentage      Value         Value          Cost
                     Bodegas y Vinedos Santa
96.512.200-1         Emiliana S.A.               56,208,005         8.8380           92,510       5,199,803     3,264,180


Value Investment Portfolio                                                                        5,199,803     3,264,180
Adjustment Provision                                                                                                    0
Book value, Investment Portfolio                                                                                3,264,180

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - SHARES - FIXED INTERST INSTRUMENTS

                                   Date                 Annual      Capital Placed      Interests Accrued     Current Placement
Institution                      Starting    Maturity   Rate      US$            M$       US$        M$        US$          M$
JPM Institutional Money
Market Fund                     02.28.2002  04.30.2002   1.7   14,698,213   9,640,558   21,517  14,112,706  14,719,730  9,654,685
JPM Institutional Money
Market Fund                     03.15.2002  04.30.2002   1.7      466,345     305,876      352     231,106     466,697    306,107
Banedwards                      01.01.2002  04.30.2002     0                   26,050                                      26,050

Total                                                                                                                   9,986,843

                     05. Short-Term and Long-Term Debtors

As of March 31, 2002 and 2001, there are balances short-term and long-term debtors in the amount of Th $32,690,665 (Th $33,902,910 in 2001).

The bad debt reserve of Th $497,587 in 2002 (Th $496,413 in 2001) is shown deducting the balances of Debtors from Sales and Documents receivable.

The balances of Short-term Debtors are shown net of Customer Advance Payments.

Also, there is a balance of Th $ 210,831 in Long Term Debtors in 2002 (Th 152,619 in 2001).

CRISTALERIAS DE CHILE S.A.

NOTE 5-SHORT AND LONG TERM DEBTORS


                      Current Assets
                                                   Over 90 days                                                   Long Term
       Items               Up to 90 days           Up to 1 year       Subtotal      Total Current (net)
                      03-31-2002   03-31-2001  03-31-2002 03-31-2001              03-31-2002   03-31-2001  03-31-2002  03-31-2001
Debts from Sales      26,385,790   27,079,057  1,238,648  2,522,978  27,624,438   27,242,548   29,470,514         0          0
Estimate of bad
debtors                        0            0          0          0     381,890            0            0         0          0
Documents receivable   4,714,607    3,417,762     36,435     43,436   4,751,042    4,635,345    3,388,030         0          0
Estimate of bad
debtors                        0            0          0          0     115,697            0            0         0          0
Misc. debtors            787,883    1,017,667     24,889     26,699     812,772      812,772    1,044,366    210,831    152,619
Estimate of bad
debtors                                                                                                            0          0
                                                                   Total Long Term
                                                                   Debtors                                   210,831    152,619

             06. Balances and Transactions with related entities

Balances receivable in the Short-Term as of March 31, 2002 that total Th Ch$488,722 (Th Ch$204,611 in 2001) correspond mainly to a loan granted by the subsidiary Ciecsa to Editorial Zig Zag for Th Ch$258,903 (Th Ch$150,182 in
2000) - including interests, with maturity on 04-30-2002 (Th Ch$ 96,060) and on 05-31-2002 (Th Ch$162,843) at an annual interest rate of 6% and advertising sold by Red Televisiva Megavision S.A. to Editorial Zig-Zag for Th $15,736 and to Metropolis Intercom for Th $34,845.

Balances payable in the short term totaling Th Ch$1,247,807 in 2002 (Th Ch$230,948 in 2001) correspond mainly to Th $201,150 for commercial transactions over 90 days expressed in US Dollars that were realized between the subsidiary Red Televisiva Megavision and the affiliated Cordillera Comunicaciones Ltda. and Th $938,850 for transactions made by Red Televisiva Megavision with Televisa Internacional S.A. de C.V., the balance corresponds to commercial transactions under 90 days.

There are no Long-term Accounts Receivable recorded in 2002 and 2001.

CRISTALERIAS DE CHILE S.A.


NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
             DOCUMENTS AND ACCOUNTS RECEIVABLE

  R.U.T.                             Company                     Short Term                    Long Term
                                                                 03-31-2002    03-31-2001      03-31-2002      03-31-2001
90.684.000-6                Editorial Zig-Zag S.A.                 274,639      150,397              0                0
89.150.900-6                Vina Los Vascos S.A.                   176,199            0              0                0
96.826.870-8                Inmobiliaria Don Alberto S.A.                0            0              0           36,612
86881400-4                  Envases CMF S.A.                            59            0              0                0
90320000-6                  Cia. Electro Metalurgica S.A.               86        3,756              0                0
0-E                         Rayen Cura SAIC                            137            0              0                0
96.539.380-3                Ediciones Financieras S.A.                  55            0              0                0
96.793.770-3                Ediciones Chiloe S.A.                        0            0          1,329                0
96.566.900-0                Navarino S.A.                                0        2,528              0                0
79753810-8                  Claro y Cia.                               137            0              0                0
96.787.775-1                Metropolis Intercom S.A.                34,845       25,155              0                0
96640360-8                  Quemchi S.A.                                 0        3,352              0                0
0-E                         Televisa S.A.                                0       13,994              0                0
83.032.100-4                Serv. Y Consultorias Hendaya                 0          534              0                0
                            S.A.
95.819.000-K                Costanera S.A.                               0        2,709              0                0
90.160.000-7                Sudamericana de Vapores S.A.             1,903        2,186              0                0
77658870-9                  Marketing Meter Ltda.                      662            0              0                0

                            Total                                  488,722      204,611          1,329           36,612

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS UIT RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

  R.U.T.                         Company                            Short Term                Long Term
                                                                    03-31-2002 03-31-2001  03-31-2002 03-31-2001
78.619.370-2           Cordillera Comunicaciones Ltda.                 201,150    187,026     0         0
89.150.900-6           Vina Los Vascos S.A.                             15,890     15,673     0         0
79.753.810-8           Claro y Cia.                                          0      7,928     0         0
90.160.000-7           Cia. Sudamericana de Vapores S.A.                 6,731        988     0         0
90320000-6             Cia. Electro Metalurgica S.A.                         0        571     0         0
83.032.100-4           Serv. Y Consultorias Hendaya Ltda.                    0        470     0         0
96.539.380-3           Ediciones Financieras                             6,739          0     0         0
88.524.400-9           Distribucion Via Directa S.A.                         0     16,309     0         0
96.787.750-6           Metropolis Intercom S.A.                         13,661          0     0         0
86881400-4             Envases CMF S.A.                                 16,156          0     0         0
0-E                    Televisa Internacional S.A. De C.V.             983,850          0     0         0
83628100-4             Sonda S.A.                                            0      1,983     0         0
86963200-7             Forus S.A.                                        2,402          0     0         0
96.793.770-3           Ediciones Chiloe S.A.                               176          0     0         0
77658870-9             Marketing Meter Ltda.                             1,052          0     0         0

                       Total                                         1,247,807    230,948     0         0

CRISTALERIAS DE CHILE S.A. NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TRANSACTIONS

                                                                                               03-31-2002          03-31-2001
                                                                                                     Effect              Effect
                                                                      Description of                 on                  on
           Company                R.U.T.       Relationship           Transaction           Amount   Outcome     Amount  Outcome

Serv. Y Consultorias                           Majority
Hendaya S.A.                  83.032.100-4     shareholder           Services received      263,926  -263,926   276,452 -276,452
                                               Majority
                                               shareholder           Products sold                0         0     3,353        0
                                               Majority
                                               shareholder           Dividends paid         170,381         0   128,070        0
                                               Majority
                                               shareholder           Services supplied        4,831     4,831     5,882    5,882
                                               Majority              Advertising &
Cia. Electro Metalurgica      90.320.000-6     shareholder           subscrip. sold               0         0     1,950    1,950
S.A.                                           Majority
                                               shareholder           Materials purchased          0         0     1,051        0
                                               Majority
                                               shareholder           Dividends paid         653,400         0   491,139        0
Cia. Sud-Americana de
Vapores S.A.                  90.160.000-7     Indirect affiliate    Products sold                0         0     3,401    2,670
                                               Indirect affiliate    Freight services        12,265         0   228,865  -10,291
                                               Indirect affiliate    Advertising hired       26,667    26,667         0        0
                                               Majority
Bayona S.A.                   86.755.600-1     shareholder           Dividends paid         177,376         0   133,328        0
                                               Shareholder in
Televisa S.A.                 0-E              affiliate             Services sold                0         0    21,056   21,056
Inversiones Pocuro Ltda..     79.770.040-1    Indirect affiliate     Subscription sales           0         0        87       87
Vina Los Vascos S.A.          89.150.900-6    Indirect affiliate     Direct sales           165,933    43,230    86,953   24,030
                                              Indirect affiliate     Materials purchased     11,770         0    19,706        0
Inmobiliaria Don Alberto S.A. 96.826.870-8    Indirect affiliate     Adjustments                  0         0        99       99
Metropolis Intercom S.A.      96.787.750-6    Indirect affiliate     Advertising hired       60,663    60,663    20,494   20,494
Distribucion Via Directa S.A. 89.524.400-7    Afiliate               Advertising                  0         0    35,418  -35,418
                                              Afiliate               Kiosk                        0         0    15,399   15,399
Claro y Cia.                  79.753.810-8    With the president     Advice received         11,275   -11,275    20,370  -20,370
                                              With the president     Products sold                0         0       319       93
Navarino S.A.                 96.566.900-0    Indirect affiliate     Services supplied        2,435     2,435     2,428    2,428
                                              Indirect affiliate     Products sold                0         0     2,142    2,142
Quemchi S.A.                  96.640.360-8    Indirect affiliate     Services rendered        2,435     2,435     2,428    2,428
                                              Indirect affiliate     Loans granted                0         0    51,250        0
                                              Indirect affiliate     Loans repaid                 0         0    51,250        0
                                              Indirect affiliate     Interests                    0         0       156      156
                                              Indirect affiliate     Advertising sold             0         0     2,840    2,840
Rayen Cura S.A.I.C.           0-E             Indirect affiliate     Direct sales                 0         0    14,543    4,728
Forus S.A.                    86.963.200-7    Afiliate               Advertising hired       18,700    18,700         0        0
                                              Afiliate               Services purchased       2,036    -2,036         0        0
Ediciones Financieras S.A.    96.793.770-3    Indirect affiliate     Services received        3,135    -3,135     3,212   -3,212
                                              Shareholder in
Sonda S.A.                    83.628.100-4    affiliate              Products sold                0         0       148      148
                                              Shareholder in
                                              affiliate              Services purchased           0         0     1,753    1,753
Televisa Internacional                                               Purchase of
S.A.C.V                       0-E             Afiliate               exhibition material    877,266   877,266         0        0

                                07. Inventory

An itemized list of inventory, valued according to note 2 h), is presented on an attached chart.

CRISTALERIAS DE CHILE S.A.

NOTE 7 - INVENTORY (Consolidated)

                                                                           2002              2001
                                                                          Th Ch$            Th Ch$
Finished Products
* Cristalerias de Chile S.A.                                             2,494,731        3,878,018
* S.A. Vina Santa Rita                                                   6,713,100        8,635,988
* Envases CMF S.A.                                                               0        1,774,412
Subtotal Finished Products                                               9,207,831       14,288,418

Raw Materials and Fuel
* Cristalerias de Chile S.A.                                             1,991,688        1,287,276
* S.A. Vina Santa Rita                                                  14,101,812       13,959,992
* Envases CMF S.A.                                                               0          706,762
Subtotal Raw Materials and Fuel                                         16,093,500       15,954,030

Supply Materials and Parts
* Cristalerias de Chile S.A.                                             1,216,761        1,085,981
* S.A. Vina Santa Rita                                                   1,507,696        1,038,159
* Envases CMF S.A..                                                              0          553,237
Subtotal Supply Materials and Parts                                      2,724,457        2,677,377

Materials in Transit                                                       347,438          984,679


Red Televisiva Megavision S.A.  (CIECSA S.A.)

* Foreign, taped, for broadcast                                          2,486,654        2,240,804
* Domestic programming, to be broadcast                                    136,013          308,118
                                                                         2,622,667        2,548,922
Constructora Apoger S.A.
* Offices and Parking                                                            0        1,106,942

Total                                                                   30,995,893       37,560,368


                     08. Deferred taxes and income taxes

A)       DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Amortization periods of deferred taxes have been estimated on average at 1.8 years for Short-Term Assets, 4.1 years for Long-Term Assets, and 14.4 years for Long-term Liabilities.

B)       INCOME TAX

The parent company and its subsidiary S.A. Vina Santa Rita, made tax provisions of 16% of taxable income in 2002 (15% in 2001) subject to the First Category and 35% for the Single Income Tax under Art. 21, for the 2002 and 2001 fiscal years.

The other consolidated subsidiaries maintain negative taxable incomes and therefore have not provisioned for this concept.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                                               2002                    2001
                                                              Th Ch$                  Th Ch$

Fiscal year income tax reserve                                 (691,883)           (1,054,803)
Single tax reserve                                               (3,294)               (4,524)
Previous year reserve                                          (973,915)             (618,186)
SUB TOTAL                                                    (1,669,088)           (1,677,513)

Credits:
Deferred tax variation                                               (0)              182,094
Monthly reserve payments                                      1,828,694             1,525,704
Training expenditures                                            57,440                56,574
Donations                                                        44,185                42,734
Anticpated payment tax on earnings                               30,919               427,585
CREDIT SUB TOTAL                                              1,961,238             2,234,691

Income Tax to be Recovered                                      292,150               557,178
Other Taxes to be recovered:
VAT Fiscal Credit                                               617,244             1,606,610


Income tax credit, previous year                              1,163,207               303,443

TOTAL TAXES TO BE RECOVERED                                   2,072,601             2,467,231

C)       TAXABLE PROFIT FUND

The parent company showed the following taxable profits to be distributed:

Generated as of 12.31.1983:                                 2002 Th Ch$             2001 Th Ch$
Profits adjustment                                            1,839,146               1,894,588

Generated since 01.01.1984:
Without Credit                                                2,575,869                 153,292
With 10% First Category Credit                                   79,070                 510,143
With 15% First category Credit                               97,171,878              92,601,264
With 15% Additional rate Credit                                     713                     715
With 16% First Category Credit                                3,552,709                       0
SUB-TOTAL TAX PROFITS                                       103,380,239              93,265,414
Non-income revenues                                           6,572,216               6,570,755
TOTAL RETAINED EARNINGS                                     109,952,455              99,836,169

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX

DEFERRED TAXES             03-31-2002                                  03-31-2001
                           Asset                 Liability             Asset                 Liability
                           Deferred              Deferred              Deferred              Deferred
           Item               Tax                   Tax                   Tax                   Tax
                            Short term Long Term  Short Term Long Term  Short Term Long Term  Short Term Long Term
  Temporary Differences
Reserve non-collectable
accounts                       92,812          0          0          0     87,119          0          0          0
Prepaid Income                284,378          0          0          0    446,273          0          0          0

Vacation provision            101,936          0          2          0    110,604          0          0          0
Intangible Amortization             0          0          0          0          0          0          0          0
Leased assets                       0          0          0          0          0          0          0          0
Manufacturing expenses              0          0    241,268          0          0          0    173,910          0
Depreciations fixed assets          0          0          0  7,368,002        484          0          0  5,929,078
Severance payments              1,724     32,759          0          0      1,360     25,842          0          0
Other events                  113,732     94,947          0          0          0          0          0          0
Packaging reserve             212,756          0          0          0    178,658          0          0          0
Machinery repair provision    163,775          0          0          0     51,198          0          0          0
Furnace repair provision      178,405    544,631          0          0          0    869,183          0          0
Stock obsolescence
  provision                    41,577          0          0          0     45,748          0          0          0
Spare parts obsolescence
  provision                    93,445          0          0          0     20,562          0          0          0
Negative Goodwill
  Amortization- bonds          41,448          0          0          0     16,683      9,372          0          0
Amortization commercial
  brands                      219,844          0          0          0          0    183,510          0          0
Deferred customs duties        24,736          0          0          0          0          0          0          0
Accumulated depreciation
  automobiles                       0      5,568          0          0          0      5,565          0          0
Non realized profits,
  related companies            68,339      1,554          0          0     16,441     70,060          0          0
Other provisions                    0          0          0          0     47,635          0          0     23,032
Prepaid expenses                    0          0     34,641          0          0          0     16,390          0
Lower value sale of bonds           0          0          0    220,180          0          0          0          0
Direct labor                    8,671          0          0          0      4,362          0          0          0
Fixed assets, molds                 0          0          0    262,410          0          0          0    141,778
Banking reserve                11,443          0          0          0          0     23,095          0          0
Tax losses                          0  5,030,059          0          0          0  4,664,450          0          0
Deferred futures profits            0          0          0          0     42,630          0          0          0
Supplementary
  accounts-net of amort.      232,241  4,516,907    148,791  4,370,619    228,132  4,810,872    155,458  4,631,370
Valuation provision                 0          0          0          0          0          0          0          0
Total                       1,426,780  1,192,611    127,118  3,479,973    841,625  1,040,205     34,842  1,462,518

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
           INCOME TAX

                                                                         03-31-2002         03-31-2001
                                                                           Th Ch$             Th Ch$

Current tax expense (tax provision)                                       -693,781           -877,232
Adjustment tax expense (previous year)                                           0                  0
Effects from assets or liabilities, deferred year's tax                   -309,197              5,882
Tax benefit from tax losses                                                      0                291
Effect of amortiz. of supplementary accounts for deferred assets            19,965            -52,480
  and liabilities
Effect on assets or liabilities from deferred tax from changes in                0                  0
  assessment provision
Other charges or credits to the account                                          0                  0

Total                                                                     -983,013           -923,539

                           09. Other current assets

As of March 31, 2002, investments in financial instruments with resale agreements, valued as stated in note 2 q) for Th Ch$17,112,352, deferred expenses of bond placement of Th$38,416 and cash reserves for Th Ch$27,685 are included under this heading.

In March 2001 there was a balance of Th Ch$5,592,455 for investments in Financial Institutions with resale agreement, a balance of Th Ch$2,273,062 for futures Contracts and Th Ch$27,662 for cash reserves.

      10. Information on operations involving purchase agreements, sales agreements, sale with repurchase agreement, and purchase with resale agreement of titles or movable securities

Information about these transactions is presented in attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 10 - INFORMATION ON PURCHASE COMMITMENT, SALE COMMITMENT, SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENTS OPERATIONS OF TITLES AND REAL ESTATE SECURITIES


              Dates

                                                                                                                  Market
  Code                                 Counterpart  Original     Price     Rate       Final       Instrument       Value
              Start          End                    Currency      Set                 Value

                                                                                                 Zero Central
CV         03.25.2002     04.01.2002   BCI           Pesos     1,265,000   0.39       1,266,151      Bank        1,265,987
CV         03.27.2002     04.01.2002   Banchile      Pesos       776,000   0.36         776,466  PRC and Other     776,372
                                       Banco
CV         01.18.2002     04.19.2002   Chile         Pesos     1,318,990   0.54       1,340,595       PRD        1,336,084
                                       Banco
CV         03.22.2002     04.12.2002   Chile         Pesos     1,000,000   0.40       1,002,800       PRD        1,001,200
                                       Banco
CV         03.28.2002     04.05.2002   Dresner       Pesos       900,000   0.38         900,912       PRD          900,342
                                       Banco
CV         03.28.2002     04.05.2002   Dresner       Pesos       103,780   0.39         103,885       PRD          103,820
                                       Banco
CV         03.21.2002     04.26.2002   Chile         Pesos     1,100,000   0.43       1,105,676       PRD        1,101,577
                                       Banco
CV         02.22.2002     05.24.2002   Chile         Pesos     1,038,657   0.50       1,054,410       PRD        1,045,062
                                       Banco
CV         03.15.2002     05.17.2002   Chile         Pesos     3,211,600   0.40       3,238,577       PRD        3,218,451
                                       Banco
CV         02.27.2002     04.01.2002   Chile        Dollars      809,123   2.00         790,397       PRD          790,353
                                       Banco
CV         03.14.2002     04.05.2002   Chile        Dollars      787,380   2.00         788,042       PRD          787,823
                                       Banco
CV         03.15.2002     04.19.2002   Chile        Dollars    1,621,051   2.10       1,625,502       PRD        1,623,702
                                       Banco
CV         03.21.2002     04.25.2002   Chile        Dollars    1,057,355   2.15       1,057,035       PRD        1,055,460
                                       Banco
CV         03.21.2002     04.11.2002   Chile        Dollars      676,493   2.10         675,704       PRD          675,271
                                       Banco
CV         03.28.2002     04.12.2002   Chile        Dollars      788,690   2.00         779,202       PRD          778,683
                                       Scotiabank    Pesos
CV         02.26.2002     04.12.2002   Sudamericano              250,000   0.50         251,688      PRBC          251,275
                                       Scotiabank    Pesos
CV         03.12.2002     04.26.2002   Sudamericano              250,000   0.40         251,575      PRBC          250,700
                                       Scotiabank    Pesos
CV         03.22.2002     04.19.2002   Sudamericano              150,000   0.40         150,532      PRBC          150,190

                               11. Fixed Assets

Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of March 31, 2002 and 2001.

The items that make up the Company's fixed assets as of March 31, 2002 and 2001 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed between the Padre Hurtado, Alto Jahuel and San Sebastian plants.

Technical Reappraisal and Adjustment of Accounting Values

The parent company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations

The charge against results for this item is Th Ch$3,228,069 in 2002 and Th Ch$3,030,580 in 2001.

The detail is shown on an attached chart.

CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
NOTE 11 - FIXED ASSETS

                                                               2002                2001
                                                               ThCh$              Th Ch$
Land
Land                                                         12,881,010           12,033,604
Mining Properties                                                                    718,768
Subtotal Lands                                               12,881,010           12,752,372
Depreciation Mining Property
Accumulated
Fiscal year
Subtotal Depreciation                                                 0                    0
Subtotal Land                                                12,881,010           12,752,372

Buildings and Infrastructure Projects
Hi rises and industrial buildings                            29,624,608           30,954,242
Installations                                                22,472,402           20,335,105
Residences                                                       25,097               25,077
                                                             52,122,107           51,314,424
Depreciations
Accumulated                                                  14,931,178           13,137,803
Fiscal year                                                     586,195              525,382
Subtotal Depreciations                                       15,517,373           13,663,185

Subtotal Constructions and Projects                          36,604,734           37,651,239

Machinery and Equipment
Machinery                                                    85,992,051           83,515,570
Furnaces                                                     36,187,904           29,012,154
Furniture and Furnishings                                     2,788,678            3,004,277
Rolling Stock                                                   722,126              806,833
Tools                                                           597,966              591,494
Subtotal                                                    126,288,725          116,930,328

Depreciations
Accumulated                                                  58,598,793           59,704,588
Fiscal year                                                   2,591,941            2,422,999
Subtotal Depreciations                                       61,190,734           62,127,587

Subtotal Machinery and Equipment                             65,097,991           54,802,741

Other Fixed Assets
Spare parts                                                   4,543,559            4,732,651
Imports in transit                                            1,231,274           11,498,996
Work in progress                                              3,811,997           10,697,749
Lots in Pirque and Leyda                                        454,776              454,399
Deferred Customs Duties                                         503,560                    0



Packages and Bundling                                           225,675                    0
Other                                                         1,848,141            3,525,244
Subtotal Other Assets                                        12,618,982           30,909,039

Total Fixed Assets                                          203,910,824          211,906,159
Total Accrued Depreciation                                   73,529,971           72,842,391
Total Depreciation for the Year                               3,178,136            2,948,381
Total Net Fixed Assets                                      127,202,717          136,115,387


TECHNICAL REVALUATION AND ADJUSTMENT TO ACCOUNTING VALUES


                                                                 2002                 2001
                                                                Th Ch$               Th Ch$

Land
Land and Mining claims                                          299,376              298,976
Subtotal net land and mining properties                         299,376              298,976

Buildings and Infrastructure Projects
Hi rises and industrial buildings                             5,986,133            5,981,045
Installations                                                   424,633              439,694
Subtotal Buildings                                            6,410,766            6,420,739

Depreciation:
Previous period accumulated                                  -4,830,803           -4,642,677
Fiscal year                                                     -49,925              -49,884
Subtotal depreciation                                        -4,880,728           -4,692,561

Subtotal Net Buildings                                        1,530,038            1,728,178

Machinery and Equipment
Furnaces                                                        506,774            1,706,777
Machinery                                                       970,022            1,727,964
Tools                                                            52,341               52,298
Furniture and Furnishings                                        13,906               13,895
Subtotal Machinery and Equipment                              1,543,043            3,500,934

Depreciation:
Previous Period Accumulated                                  -1,543,043           -3,371,671
Fiscal Year                                                           0              -32,315
Subtotal depreciation                                        -1,543,043           -3,403,986

Subtotal Machinery and Equipment                                      0               96,948

Total Net Technical Revaluation                               1,829,414            2,124,102

TOTAL REVALUED ASSETS                                         8,253,185           10,181,742
TOTAL ACCUMULATED DEPRECIATION                               -6,373,846            7,640,922
TOTAL DEPRECIATION OF THE PERIOD                                -49,925              -82,199
NET TOTAL                                                     1,829,414            2,124,102

                    12. Sales transactions with leaseback

These type of transactions were not carried out as of March 31, 2002 and 2001.

                     13. Investments in related companies

The Corporation has valued its investments in related companies according to rules indicated in note 2 o).

S.A. VINA SANTA RITA CONSOLIDATED

Sur Andino S.A.

Sur Andino S.A. was created on March 1, 2001 with capital of Th$ 10,000 and 1,000 shares. The corporation belongs 99.9% to Vina Carmen S.A. and 0.1% to S.A. Vina Santa Rita.

CIECSA S.A. CONSOLIDATED

Simetral S.A.

This company was organized in October 2000, by issuing 1,000,000 shares representing Th Ch$281,510. Ciecsa subscribed and paid 815,000 shares for Th Ch$229,430 that represent 81.5% of the capital.

In the Special Shareholders' Meeting of July 23, 2001, the shareholders of Simetral S.A., agreed to increase the company's capital of Th $284,044 divided into 1,000,000 shares to Th $414,044 divided into 1,457,676 shares, by issuing 457,676 shares at a value of $284.0437 each.

Ciecsa S.A. subscribed and paid in 373,006 shares of this issue on August 28, 2001 for a value of Th $105,950 (historic) thereby maintaining its share of 81.5% of Simetral S.A.'s equity.

As of March 31, 2002, the investment in this subsidiary (Simetral S.A.) was consolidated since the company started operating as of January 1, 2002.

EMPRESA EDITORIAL ZIG-ZAG S.A.

In September 2000 CIECSA acquired from Holanda S.A. 18,379,380 shares of Zig Zag, S.A. for Th Ch$113,074, increasing its stake in this company to 49.89%. This purchase was paid for in three installments of US$50,000 each, two of which were paid for and the last one is to be paid for in September 2002.

On February 26, 2001, Empresa Editorial Zig Zag S.A. made a capital increase in which Ciecsa S.A., bought 22,600,000 shares in Th$56,550. On July 2001, Ciecsa S.A. subscribed and paid for 60,000 shares of Editorial Zig Zag S.A., whose subscription was pending, for an amount of Th Ch$ 150 (historical), maintaining its current percentage of 49.89%.

EDICIONES FINANCIERAS S.A.

On September 27, 2001 523 shares of Ediciones Financieras S.A. were sold to Recoletos Chile Limitada, generating a profit of Ch$161 million.

On the other hand, Ciecsa S.A. contributed 523 shares of Ediciones Financieras S.A. to Ediciones Chiloe S.A., which generated a unrealized profit of Th Ch$160,697 to be amortized in 10 years.

With the sale of 523 shares of Ediciones Financieras S.A. to Recoletos Chile Ltda. and the contribution of 523 shares to Ediciones Chiloe S.A., Ciecsa S.A. has been left without any direct interest in Ediciones Financieras S.A.

EDICIONES CHILOE S.A.

Ciecsa sold 443,731 shares of Ediciones Chiloe S.A. to Recoletos Chile Ltda. on September 27, 2001, whereby its stake in the company rose to 50%. This sale generated profits of $567.5 million, plus the acknowledgement of a non realized profit of $47.5 million as a result of having lowered the share in that company from 75% to 50%.

Likewise, in the Special Shareholders' Meeting held on September 27, 2001, the shareholders of Ediciones Chiloe S.A., agreed to increase the capital by Th $684,308 by issuing 1,500,395 shares, which were subscribed by Ciecsa S.A. and Recoletos Chile Ltda.

Of this issue 1,279,013 shares (equivalent to Th Ch$583,339) were paid by contributing 1,046 shares of Ediciones Financieras S.A. valued at Th Ch$421,551 and the capitalization of loans for Th Ch$ 161,788 that the shareholders had granted the company.

Payment for 221,382 shares is pending whose value totals Th Ch$100,969 that will be paid within three years.

On February 4, 2002, the partners of Ediciones Chiloe agreed to pay for 86,352 shares already subscribed. The subsidiary Ciecsa paid Th Ch$ 19,859 equivalent to 43,176 shares, raising its stake to 50%.

ENVASES CMF S.A.

A Special Shareholders' Meeting of Crowpla Reicolite S.A. was held on June 29, 2001, where it was agreed to increase the company's capital to Th
Ch$26,220,315 divided into 56,000 shares, through the capitalization of Th Ch$1,755,219 from the Revaluation Fund and Retained Earnings and the emission of 29,000 cash shares equivalent to Th Ch$15,648,300.

Of this issue, Andina Inversiones Societarias S.A. subscribed and paid for 28,000 shares worth Th Ch$15,149,749.

Cristalerias de Chile S.A., subscribed and paid for 1000 shares worth Th Ch$498,552.

With these operations, Cristalerias de Chile S.A.'s share rose to 28,000 shares, which represented 50% of the company's equity.

This association, which implied a reduction of the percentage share of Cristalchile in the equity of Crowpla-Reicolite S.A., as of December 31, 2001, resulted in a positive variation of the VPP of Th Ch$1,989,949, which was included in Other Non-Operating Income.

During November 2001, the company changed its firm name to Envases CMF S.A.

INVESTMENTS ABROAD

RAYEN CURA S.A.I.C.

As of December 28, 2001, the parent company sold its subsidiary CristalChile Inversiones S.A., the investment it had in Rayen Cura S.A.I.C., a company located in the city of Mendoza, Argentine, for Th Ch$18,340,577 equivalent to US$26,582,473 (including the irrevocable contribution made in July 2001 of US$4,800,000). This transaction had no effects on results.

According to the provisions of Circular 81 of the S.V.S. of 01/22/2002, the subsidiary adjusted Rayen Cura S.A.I.C.'s financial statements, considering a rate of exchange of $1.7 Argentine pesos per US dollar, although the devaluation of the peso with respect to the dollar was not registered in the accounts in Argentina.

As of March 31, 2002 a rate of exchange of $2.9 Argentine pesos per dollar has been acknowledged in the financial statements of Rayen Cura S.A.I.C.. On its part the subsidiary CristalChile Inversiones S.A., has adjusted the financial statements of Rayen Cura S.A.I.C. to recognize a devaluation of between $1.7 to $2.9 Argentine pesos per dollar.

The accountable charge against results generated by the devaluation of the Argentine peso totaled Th Ch$1,709,342 as of March 31, 2002.

As stipulated in Technical Bulletin No. 64 of the Accountants Association of Chile, following is the information related to investments abroad:



                                                                   2002
                                                                    Th$
CristalChile Inversiones's share of
Rayen Cura S.A.I.C.                                             16,679,912
Negative goodwill(net of amortization)                           5,203,198
                                                              -------------
TOTAL                                                           16,883,110
                                                              =============
Loss due to devaluation                                         (1,709,342)
Accrued losses                                                  (1,477,298)

The investment in Rayen Cura S.A.I.C. is controlled in dollars of the United States of America.

VINA DONA PAULA S.A.

This company was organized on August 25, 1997 in Argentina, with the subsidiary S.A. Vina Santa Rita contributing 99% of the capital.

The company's balance has been consolidated as of March 31, 2002. As of March 31, 2001 it was not included in the consolidation because Dona Paula S.A. was still in a development stage.

This investment is recorded in pesos because it is considered an extension of the investing company.

CRISTALERIAS DE CHILE S.A.
NOTE 13 -  INVESTMENTS IN RELATED COMPANIES
           BREAKDOWN OF INVESTMENTS

                                      Investment                     Shareholder           Company

 R.U.T.     Company       Country      Control        Number         (Percentage)           Equity
                             of                        of
                           Origin      Currency      Shares       03-31-     03-31-    03-31-     03-31-
                                                                  2002        2002      2002         2001

78.619.410-5 Cordillera       Chile         Peso              0   50.0000    50.0000  151,141,561  164,891,850
             Comunicaciones
             Holding

78.619.370-2 Cordillera       Chile         Peso              0    0.2500     0.2500  151,901,166  165,720,452
             Comunicaciones
             Ltda.

89.150.900-6 Vina Los         Chile         Peso     60,000,000   43.0000    43.0000   10,377,086    9,431,120
             Vascos S.A.

90.684.000-6 Editorial        Chile         Peso    114,516,900   49.8900    49.8709      575,894      424,331
             Zig-Zag S.A.

96.793.770-3 Ediciones        Chile         Peso        750,197   50.0000     0.0000    1,535,143            0
             Chiloe S.A.

96.826.870-8 Inmobiliaria     Chile         Peso          3,817   38.1700    38.1700        1,296      413,386
             Don Alberto
             S.A.

96.628.620-2 Inmobiliaira     Chile         Peso              0    0.0000     7.0000            0       19,561
             Y Const.
             Richelieu
             S.A.

86.881.400-4 Envases CMF      Chile         Peso         28,000   50.0000     0.0000   28,793,387            0
             S.A.

0-E          Vina Dona        Argentina     Peso     20,011,199    0.0000   100.0000            0            0
             Paula

96.939.140-6 Simetral S.A.    Chile         Peso        815,000   81.5000    81.5000            0       96,723

0-E          Rayen Cura       Argentina     Dollar    1,376,000   40.0000    40.0000   29,199,780   27,632,061
             S.A.

           TOTAL



                              Net                  Result                                      Income            Book value
                                                     of                                         not                 of
  R.U.T.    Company          Income                Accrual                 VPP                Realized            Investment
                              2002       2001       2002        2001      2002      2001       2002   2001     2002         2001

78.619.410-5 Cordillera     -4,756,593 -4,806,551 -2,378,295 -2,403,542 75,570,781 82,445,925       0       0  75,570,781 82,445,925
             Comunicaciones
             Holding

78.619.370-2 Cordillera     -4,780,494 -4,831,241    -11,951    -12,079    379,752    414,302       0       0     379,752    414,302
             Comunicaciones
             Ltda

89.150.900-6 Vina Los           75,651    234,129     32,529    100,676  4,462,147  4,055,382       0 152,230   4,462,147  3,903,152
             Vascos S.A.

90.684.000-6 Editorial         -86,011    208,567    -42,882    -53,620    287,342    211,609       0       0     287,342    211,609
             Zig-Zag S.A.

96.793.770-3 Ediciones        -110,924          0    -55,462          0    767,572          0  36,277       0     531,295          0
             Chiloe S.A.

96.826.870-8 Inmobiliaria       -1,526     -7,512       -583     -2,868        495    157,790       0       0         495    157,790
             Don Alberto S.A

96.628.620-2 Inmobiliaira            0         59          0          5          0      1,369       0       0           0      1,369
             Y Const.
             Richelieu S.A.

86.881.400-4 Envases S.A.      277,969          0    138,984          0 14,396,694          0       0       0  14,396,694          0

0-E          Vina Dona
             Paula                   0          0          0          0          0          0       0       0           0          0

96.939.140-6 Simetral S.A.           0          0          0          0          0     78,829       0      0           0     78,829

0-E          Rayen Cura S.A.-3,693,245    208,567 -1,477,298     83,427 11,679,912 11,052,824       0       0  11,679,912 11,052,824

TOTAL                                                                  107,544,695 98,418,030 236,277 152,230 107,308,418 98,265,800

                      14. Investments in other companies


Investments in other companies that totaled Th Ch$1,431,275 in March 2002 (Th Ch$1,558,977 in 2001) are shown on attached charts.


CRISTALERIAS DE CHILE S.A.


                      NOTE 14 - INVESTMENTS IN OTHER CORPORATIONS


                                                                        Book Value

       R.U.T.      Company Name           Number of   Shareholding
                                           Shares      (Percentage)    03-31-2002  03-31-2001


96.895.100-9   Internet Holding S.A.       65,765         5.4800         850,496    978,679
0-E            Bazuca.com Inc.            266,500         6.4600         577,818    577,340
96.787.750-6   Metropolis Intercom S.A.         1         0.0000              21         21
96.806.690-0   Proser S.A.                     50         0.5000           2,940      2,937



                             15. Goodwill Amortization


NEGATIVE GOODWILL


Stock purchases made in different periods of S.A. Vina Santa Rita, Vina Los Vascos S.A., Ciecsa S.A., Ediciones Financieras S.A., Envases C.M.F. S.A., and Rayen Cura S.A.I.C. have produced negative goodwill whose net balance to be amortized as of March 31, 2002 totaled Th Ch 8,729,892 (Th Ch$10,208,006 in
2001).


POSITIVE GOODWILL

As of March 31, 2002 and 2001 the parent company and the subsidiaries do not show any balance for this item.

More information is available on attached charts.


CRISTALERIAS DE CHILE S.A.

NOTE 15 - GOODWILL ON INVESTMENTS
NEGATIVE GOODWILL

                                                    03-31-2002                03-31-2001
     R.U.T.           Company Name

                                                  Amount Amortiz. Goodwill    Amount Amortiz.  Goodwill
                                                    this period    Balance      this period    Balance

96.608.270-4     Ciecsa S.A.                         29,018       1,479,924         28,994    1,594,673
86.881.400-4     Envases CMF S.A.                         0               0          6,624      125,856
99.999.999-9     Rayen Cura S.A.                     74,331       5,203,198         69,132    5,114,344
86.547.900-K     S.A. Vina Santa Rita                12,010         619,302         11,614      667,174
89.150.900-6     Vina Los Vascos S.A.                21,359       1,247,430         29,299    1,302,621
90.684.000-6     Editorial Zig-Zag S.A.               1,520         108,683          1,519      114,670
96.539.380-3     Ediciones Financieras S.A.               0               0         19,222    1,210,059
79.952.350-7     Red Televisiva Megavision S.A.       1,830          71,355          1,828       78,609
                 TOTAL                              140,068       8,729,892        168,232   10,208,006




                         16. Intangibles


INTANGIBLES

The following values are included in this item:

                                      Th Ch$        Th Ch$
                                       2002          2001


Trademarks                           1,458,355    1,312,920
Concession of Channel 9
frequency and regional network       9,746,744    9,738,666
                                    ----------   ----------

TOTAL INTANGIBLES                   11,205,099   11,051,586
                                    ==========   ==========



ACCUMULATED AMORTIZATIONS

From Trademarks                        121,561      89,616
From Channel 9 Frequency               621,066     505,793
                                    ----------   ---------

TOTAL AMORTIZATIONS                    832,326     707,127
                                    ==========   =========


                              17. Others (Assets)


The following items are included under this item:


                                                                     2002        2001
                                                                    Th Ch$      Th Ch$


Price differential bond acquisition                                  257,512
  Celulosa Arauco bonds (*)                                          8,802,178
Cash Reserve                                                          43,834       71,464
Local programs to be exhibited over a year from the present          892,904    1,165,808
Foreign programs to be exhibited over a year from the present          6,070       31,039
Negative goodwill Bond Sale (Net)                                  1,034,831    1,178,926
Future Contracts in foreign currency                                       0      133,094
Expenses of bond sales                                               221,929      259,139
Other                                                                213,304      101,056
Prepaid Custom Duty Interests                                        200,625            0
                                                                     -------            -

Total                                                             11,673,178    2,940,526
                                                                  ==========    =========




(*) Celulosa Arauco bond sales equivalent to US$13,420,000 at a rate of 6.95% annual due as September 15, 2005, price differential paid in the acquisition of Celulosa Arauco bonds will be amortized in the same term of the due date.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments, therefore no negative adjustment has been carried out at the market value which at March 31, 2002 totals Th Ch$130,625.

        18. Short-term liabilities with banks and financial institutions


A detailed list of operations is shown on the attached chart.



CRISTALERIAS DE CHILE S.A.
NOTE 18 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

                                  Type of Currency and
                                   Readjustment Index


                                                                                           Other
                                                                                          Foreign
  R.U.T.   Bank or Financial           Dollars            Euros            Yen           Currencies                U.F.

              Institution         03-31-    03-31-   03-31-   03-31-   03-31-   03-31- 03-31-   03-31-            03-31-    03-31-
                                   2002     2001      2002    2001     2002     2001    2002     2001              2002      2001


Short term (code: 5.21.10.10)

97.036.000-K Banco Santiago           0          0       0        0       0        0        0        0              0      2,125,463
0-E          Banco Regional de        0          0       0        0       0        0    4,288        0              0              0
             Cuyo
97.018.000-1 Banco Sudamericano       0          0       0        0       0        0        0        0              0              0
97.006.000-6 Banco Credito e          0  2,530,928       0  145,225       0        0        0   53,510              0              0
             Inversiones
97.004.000-5 Banco Chile              0          0       0        0       0        0        0        0              0              0
             Other                    0          0       0        0       0        0        0        0              0              0
             TOTAL                    0  2,530,928       0  145,225       0        0    4,288   53,510              0      2,125,463


           Amount capital due         0  2,390,442       0  145,225       0        0    4,288   53,510              0      2,026,646


           Annual average          0.00       3.69    0.00     0.00    0.00     0.00     0.00     0.00           7.40           7.50
           interest rate

Long Term - Short Term (code:  5.21.10.20)

97.036.000-K Banco Santiago           0     35,656       0        0       0        0        0        0      2,235,843      2,489,861
0-E          The Chase       18,838,385    164,320       0        0       0        0        0        0              0              0
             Manhattan Bank
97.008.000-7 Citibank NA      1,868,285  2,953,360       0        0       0        0        0        0              0              0
0-E          Banco Dresner      961,417    900,159       0        0       0        0        0        0              0              0
0-E          Banco Argentaria   240,029    225,149       0        0       0        0        0        0              0              0
97.018.000-1 Banco Sudamericano       0          0       0        0       0        0        0        0        431,530        801,087
97.006.000-6 Banco Credito e          0          0       0        0       0        0        0        0        164,112        779,847
             Inversiones
97.024.000-4 Banco de A.              0          0       0        0       0        0        0        0        210,198      1,816,870
             Edwards

           Other                      0          0       0        0       0        0        0        0              0             0
           TOTAL             21,908,116  4,278,644       0        0       0        0        0        0      3,041,683     5,887,665


           Amount capital    21,704,570  4,176,064       0        0       0        0        0        0      2,921,923      5,766,099
             due
           Average annual          3.60       8.23    0.00     0.00    0.00     0.00     0.00     0.00           7.41           7.28
           interest rate

            Percentage oblig. foreign      76.6400
                            curr. (%)

            Percentage oblig. foreign      23.3600
                            curr. (%)




                                          Non                 Total
                                       adjustable $
              Institution           03/31    03-31-     03-31-      03-31-
                                    2002     2001       2002        2001


Short term (code: 5.21.10.10)

97.036.000-Banco Santiago      1,009,717         0     1,009,717   2,125,463
0-E        Banco Regional de           0         0         4,288           0
           Cuyo
97.018.000-Banco Sudamericano          0    93,624             0      93,624
97.006.000-Banco Credito e             0         0             0   2,729,663
           Inversiones
97.004.000-Banco Chile                 2         0             2           0
           Other                       0         0             0           0
           TOTAL               1,009,719    93,624     1,014,007   4,948,750


           Amount capital due  1,000,000    93,624     1,004,288   4,709,447


           Annual average           6.96      0.00
           interest rate

Long Term - Short Term
(code:  5.2)
                                       0
97.036.000-Banco Santiago              0         0     2,235,843   2,525,517
0-E        The Chase                             0    18,838,385     164,320
           Manhattan Bank              0
97.008.000-Citibank NA                 0         0     1,868,285   2,953,360
0-E        Banco Dresner               0         0       961,417     900,159
0-E        Banco Argentaria            0         0       240,029     225,149
97.018.000-Banco Sudamericano          0         0       431,530     801,087
97.006.000-Banco Credito e                       0       164,112     779,847
           Inversiones                 0
97.024.000-Banco de A.                           0       210,198   1,816,870
           Edwards
                                       0
           Other                       0         0             0           0
           TOTAL                                 0    24,949,799  10,166,309


           Amount capital              0         0    24,626,493   9,942,163
             due
           Average annual           0.00      0.00          0.00        0.00
           interest rate



                        19. Other Current Liabilities

As of March 31, 2002 there are balances of Th Ch$ 4,005,553 corresponding to a differential in favor of financial institutions for future contracts in foreign currency subscribed by the parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A.

As of March 31, 2001 there is a deferred income item relating to a foreign currency futures contract underwritten by S.A. Vina Canta Rita totaling Th Ch$306,346.

       20. Long-term liabilities with banks and financial institutions

The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.
NOTE 20:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS



                                                                                         More than
               Bank or           Currency   More than  More than  More than  More than   10 Years
               Financial         adjustment 1 up to 2  2 up to 3  3 up to 5  5 up to 10  Amount    Period
   R.U.T.      Institution       index      ---------  ---------  ---------  ----------  --------  ------
   ------      -----------       -----
                                            Thou Ch$   Thou Ch$    Thou Ch$   Thou Ch$    Thou Ch$
                                            --------   --------    --------   --------    --------
99.999.999-9 J.P. Morgan Chase   Dollars  18,740,000 18,740,000    9,370,000      -            -   2,005
               Bank
90.008.000-K Citibank N.A.       Dollars   1,550,309  1,550,309            -      -            -       -
                                 Dollars     244,326    238,509            -      -            -       -
97.018.000-1 Banco Sudamericano  UF          388,711    388,711    1,166,132      -            -       -
0-E          Banco Dresner       Dollars           -          -            -      -            -       -
97.006.000-6 Banco Credito e     UF          161,976    161,976      161,976      -            -       -
             Inversiones
97.024.000-4 Banco A. Edwards    UF          275,955  1,168,751            -      -            -       -
0-E          Banco Argentaria    Dollars     245,152    238,748            -      -            -       -
0-E          Banco Regional de   Dollars           -          -            -      -            -       -
             Cuyo
                                Oth           57,044          -            -      -            -       -
                                currencies

             Total                        21,663,473 22,487,004   10,698,108      -            -       -



Percentage of obligations in foreign      989400.00%
currency

Percentage of obligations in local         70600.00%
currency

                                                   Closing Date                  Closing Date
                                              ------------------------         --------------
                                               Current Period                  Previsous Period

                                               Total Long-       Annual         Total Long-
             Bank or            Currency      Term at closing    average        Term at closing
             Financial          adjustment    of Financial       interest       of Financial
R.U.T.       Institution        index         Statements         rate           Statements
-------      --------------     ---------    ----------------    -------       ---------------
99.999.999-9 J.P. Morgan Chase   Dollars    46,850,000              3375       60,984,425
               Bank
90.008.000-K Citibank N.A.       Dollars     3,100,618              4523        4,452,555
                                 Dollars       482,835              4.39          674,036
97.018.000-1 Banco Sudamericano  UF          1,934,554       Tab 180+2.0          795,738
0-E          Banco Dresner       Dollars             -                 -          871,208
97.006.000-6 Banco Credito e     UF            485,928        Tab 90+2.0                -
             Inversiones
97.024.000-4 Banco A. Edwards    UF          1,444,706       Tab 180+2.0                -
0-E          Banco Argentaria    Dollars       483,900             3,500          675,450
0-E          Banco Regional de   Dollars             -                 -           79,284
             Cuyo
                                Oth             57,044             2,630                -
                                currencies

            Total                           54,848,585                         68,532,696


           21. Short-term and long-term obligations with the public
                         (promissory notes and bonds)


As of March 31, 2002 and 2001, there are obligations with the public corresponding to bonds of series A, C, and D issued by the subsidiary S.A. Vina Santa Rita in UFs. This liability is shown in detail in the appendix.

Cristalerias de
Chile S.A.

NOTE 21:  SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC
             (PROMISSORY NOTES AND BONDS)  BONDS


 REGISTRATION OR      SERIES     CURRENT   INDEXING   INTEREST   FINAL          INSTALLMENTS        PAR VALUE               ISSUE
IDENTIFICATION No.               DEPOSIT     UNIT       RATE    MATURITY   INTEREST   AMORTIZATION  03-31-2002 03-31-2001  IN CHILE
  OF INSTRUMENT                    FACE     OF BOND                        PAYMENT       PAYMENT                              OR
                                  VALUE                                                                                     ABROAD



LONG-TERM BONDS-CURRENT PORTION

144-7.12.91              A        25,000      UF        6.59  01/06/2003 SEMI-ANNUAL   SEMI-ANNUAL     215,708     427,408   LOCAL
241-15.12.00        C1 Interests       0      UF        6.29  12-15-2005 SEMI-ANNUAL   SEMI-ANNUAL      57,750           0   LOCAL
241-15.12.00        D1 Interests       0      UF        6.29  12-15-2021 SEMI-ANNUAL   SEMI-ANNUAL      28,875           0   LOCAL
241-15.12.00        D2 Interests       0      UF        6.29  12-15-2021 SEMI-ANNUAL   SEMI-ANNUAL     259,877           0   LOCAL

TOTAL CURRENT PORTION                                                                                  562,210     427,408

LONG-TERM BONDS

144-7.12.91              A        25,000      UF        6.59  01/06/2003 SEMI-ANNUAL   SEMI-ANNUAL     404,942     607,815   LOCAL
241-15.12.00             C1      200,000      UF        6.29  12-15-2005 SEMI-ANNUAL   SEMI-ANNUAL   3,239,532   3,299,786   LOCAL
241-15.12.00             D1      100,000      UF        6.29  12-15-2021 SEMI-ANNUAL   SEMI-ANNUAL   1,649,893   1,649,893   LOCAL
241-15.12.00             D2      900,000      UF        6.29  12-15-2021 SEMI-ANNUAL   SEMI-ANNUAL  14,577,894  14,849,032   LOCAL


LONG-TERM TOTAL                                                                                     19,842,134  20,406,526


                          22. Provisions and Write-Offs


Provisions

The Company has short-term provisions of Th Ch$10,143,938 as of March 31, 2002, and Th Ch$8,185,445 in 2001.

Long-term provisions of Th Ch$6,902,679 and Th Ch$8,936,808 are recorded for the years 2002 and 2001 respectively.

In the attached chart a detail for provisioned amounts is shown.

Bad Debt Provisions:

The parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have established a bad debt provision of Th Ch$570,755 and Th Ch$496,413, as of March 31, 2002 and 2001, respectively.

The companies charged Th Ch$7,670 against provisions in 2002.

This provision is deducted from the balance of Debtors from Sales and Documents Receivable.

Vacation Provision:

The parent company and its subsidiaries have established provisions for the total cost of vacations pending as of March 31, 2002 and 2001, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item is Th Ch$628,989 as of March 31, 2002 (Th Ch$736,867 in 2001).


Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractory bricks of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a reserve in the amount of Th Ch$4,413,876 and Th Ch$$5,665,414 as of March 31, 2002 and 2001, respectively.



CRISTALERIAS DE CHILE S.A.

NOTE 22:  PROVISIONS AND WRITE-OFFS

                                     CONSOLIDATED

                                                      03-31-2002     03-31-2001
                                                       Thou Ch$       Thou Ch$


Short Term
Share of Board of Directors                             27,095        208,063
Share of Board of Directors (Previous Fiscal Year)     856,240        698,732
Advertising agency commission                          332,775        178,492
Purchases and sales comission                        2,117,458      1,584,686
Local and foreign suppliers                            481,672      1,456,661
Advertising and marketing                              148,042
Insurance Policies                                     161,932
Copyright                                              268,338        228,910
Furnace reconstruction                               1,115,030        587,991
Machinery repair                                     1,007,849        341,317
Severance payments                                     138,656        174,521
Packing return to clients                            1,142,646      1,135,682
Legal holidays                                         628,989        736,867
Grape harvest expenses                                 456,805
Spareparts reserve                                     446,387
Negative net worth in subsidiaries                                     88,866
Other reserves                                         814,024        764,657

TOTAL                                               10,143,938      8,185,445

Long Term
Severance payment                                    3,603,833      3,859,384
Furnace reconstruction                               3,298,846      5,077,424

TOTAL                                                6,902,679      8,936,808


                           23. Severance Payment


The provision for severance payments to personnel is included at its current value, as expressed in note 2 t).

In 2002 it amounts to Th Ch$3,742,489 (Th Ch$3,667,342 in 2001).

As of March 31, 2002, the parent company has paid severance payments of Th Ch$20,941 (Th Ch$35,904 in 2001) chargeable against the provision.

                        24. Other long-term liabilities

As of March 31, 2002 and 2001 there are no balances for this item.

                           25. Minority interest


The subsidiaries that generate minority interests as of March 31, 2002 and 2001 are shown on the attached chart.



CRISTALERIAS DE CHILE S.A.

NOTE 25:  MINORITY INTEREST

MINORITY INTEREST AS OF SEPTEMBER 30, 2001
           SUBSIDIARY COMPANY               NET WORTH                  RESULTS                  SHAREHOLDING
                                            Thou Ch$      Thou Ch$     Thou Ch$   Thou Ch$      %          %

                                              2002          2001         2002       2001     2002       2001


S.A.Vina Santa Rita                      32,609,641    30,101,453    (466,434)   (442,888)   45.90      45.90
CIECSA Consolidated                       2,001,008     2,093,038      50,634     295,857     1.79       1.87
Constructora Apoger S.A.                      9,543       233,547         101       1,147    20.00      20.00
Cristalchile Comunicaciones S.A.              1,503         1,646          47          48     0.01       0.01
Envases CMF S.A. (Ex Crowpla R.)                  0         2,648           0      (1,047)    0.00       0.01

TOTAL                                    34,621,695    32,432,332    -415,652    -146,883


                                26. Changes in Equity

a.  Activity in 2002 and 2001

The activity of the capital and reserve accounts in the fiscal years ended in March 31, 2002 and 2001, are shown in the attached charts.

b.  Other Reserves

The detail of this item is as follows:


                                                         2002         2001
                                                         ThCh$       ThCh$


Future capital increases                               4,095,904   3,770,068
Reserve for adjustment of value of fixed assets        1,829,414   2,150,340
Adjustment for conversion difference in investment
  in Rayen Cura S.A.I.C.                               2,293,616   1,178,189
Difference VPP Sodex                                    (208,960)   (208,787)
                                                      ----------   ---------

TOTAL OTHER RESERVES                                   8,009,974   6,889,810
                                                      ==========   =========


c.  Accumulated Deficit for the Subsidiary Development Period

The negative variation in equity experimented by the company results from the application of the VPP method carried out by CIECSA S.A. in its subsidiary Simetral S.A., which was in a stage of development until December 31, 2001 and has not started to operate, and its expenditures correspond to pre-operating activities. In accordance with provisions in Circular Letter 981 of the Insurance and Securities Commission, this deficit is treated as an accumulated loss.


CRISTALERIAS DE CHILE S.A.

NOTE 26:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

           SERIES          SUBSCRIBED CAPITAL   PAID-IN CAPITAL
           ------          ------------------   ---------------


           SINGLE             62,863,356           62,863,356



CRISTALERIAS DE CHILE S.A.

NOTE 26:  CHANGES IN NETWORTH - NUMBER OF SHARES

                                                No.
                     No.        No.           SHARES
                   SHARES      SHARES       WITH VOTING
    SERIES       SUBSCRIBED     PAID          RIGHT
    ------       ----------     ----          -----


    SINGLE      64,000,000    64,000,000    64,000,000



CRISTALERIAS DE CHILE S.A.

NOTE 26:  CHANGES IN NETWORTH - DEFICIT ACCUMULATED IN DEVELOPMENT PERIOD OF SUBSIDIARY

                                                AMOUNT
      RUT          COMPANY     FISCAL YEAR    ACCUMULATED        COMMENTS
      ---          -------     -----------    -----------        --------

96.939.140-6  SIMETRAL S.A.      122,636        122,636      IN DEVELOPMENT PERIOD



CRISTALERIAS DE CHILE S.A.
NOTE 26: CHANGES IN NET WORTH

    ITEM                                          Reserve    Premium              Reserve               Provis-    Devel.     Fiscal
                                        Paid-in   capital    in sale    Other     Future    Accumulated  ional     Period     Year
                                        Capital  revaluation of shares Reserves   Dividends   Results   Dividends  Deficit    Result
                                        -------  ----------- --------- --------   ---------   -------   ---------  -------   ------
Balances as of 3/31/2002-

Initial balance                      62,863,356         0  26,794,558 7,942,919 102,798,113          0         0 (123,129)         0
Distribution result previous fiscal           0         0           0         0           0 17,770,611         0        0          0
  year
Final dividend previous fiscal year           0         0           0         0           0 (4,657,728)        0        0          0
Capital increases with cash stock             0         0           0         0           0          0         0        0          0
  issue
Reserves and/or Profits                       0         0           0         0           0          0         0        0          0
  Capitalization
Development period Accumulated                0         0           0         0           0          0         0        0          0
  deficit
Accumulated conversion difference             0         0           0    98,828           0          0         0        0          0
  adjustment
Eventual Dividend                             0         0           0         0           0          0         0        0          0
Owner's equity Revaluation                    0  (251,453)   (107,180)  (31,773)   (411,190)   (52,451)        0      493          0
Fiscal Year Result                            0         0           0         0           0          0         0        0    175,829
Provisional Dividends                         0         0           0         0           0          0         0        0          0
Final balances as of 3/31/2002       62,863,356  (251,453) 26,687,378 8,009,974 102,386,923 13,060,432         0 (122,636)   175,829
Initial balance as of 3/31/2001      60,973,187         0  25,988,901 6,166,094  91,287,846          0         0 (107,536)         0
Distribution result previous fiscal           0         0           0         0           0 17,042,239         0        0          0
  year
Final dividend previous fiscal year           0         0           0         0           0 (4,156,672)        0        0          0
Capital increases with cash stock             0         0           0         0           0          0         0        0          0
  issue
Reserves and/or profit Capitalization         0         0           0         0           0          0         0        0          0
Development period accumulated                0         0           0         0           0          0         0  (55,488)         0
  deficit
Accumulated conversion difference             0         0           0   549,506           0          0         0        0          0
  adjustment
Eventual Dividend                             0         0           0         0           0          0         0        0          0
Owner's equity revaluation                    0    60,973      25,988     6,166      91,288     12,885         0     (108)         0
Fiscal Year Result                            0         0           0         0           0          0         0        0  1,695,160
Provisional Dividends                         0         0           0         0           0          0         0        0          0
Final balances                       60,973,187    60,973  26,014,889 6,721,766  91,379,134 12,898,452         0 (163,132) 1,695,160
Updated Final Balances as of         62,497,517    62,496  26,665,262 6,889,810  93,663,612 13,220,914         0 (167,210) 1,737,539
3/30/2001


                 27. Other Non-Operating Income and Disbursements

As of March 31, 2002 and 2001 the non-operating income totals Th Ch$231,488 and Ch$326,912, respectively.

Non-operating Expenditures were Th Ch$404,939 in 2002 and Th Ch$389,083 in
2001.

More detail is shown on the attached chart.


CRISTALERIAS DE CHILE S.A.

NOTE 27:  OTHER NON-OPERATING INCOME AND EXPENSES
                                                          2,002    2,001
                                                          Th Ch$   Th Ch$


INCOME
Future contracts                                              0    99,873
Other income                                             51,055         0
Offices and establishments rental                        53,793    69,026
Tax exemptions                                           65,823    40,796
Sale of fixed assets                                          0     4,870
Indemnity for claims                                        241     1,911
Amortization of non-realized profits                      7,879     7,872
Sale of materials                                         6,789     6,515
Other income                                             45,908    96,051


TOTAL NON-OPERATING INCOME                              231,488   326,912


EXPENSES
Professional advice                                     190,101   122,939
Drama series charge off (Stgo. City)                          0    76,875
Severance payments                                        5,614         0
Share of Board of Directors                              20,057    15,252
Effect of greater share of Ediciones Financieras              0    56,826
Frequency amortization                                   32,687    29,692
Contracts and contingencies                              59,991         0
Loss in sales of fixed assets                            14,255         0
Trademarks amortization                                  11,848     9,407
Comunications                                                 0     3,738
Amortization smaller value of bonds                           0    35,976
Insurance                                                 3,874    26,046
Other expenses                                           69,512    12,331

TOTAL NON-OPERATING EXPENSES                            407,939   389,083


                  28. Adjustment for Price Level Restatements

As a result of the application of the adjustment for price level restatements as described in Note 2 e), there was a net credit to results in the 2002 fiscal year in the amount of Th Ch$155,632 and a net charge against results of Th Ch$127,838 in 2001.

Additional information organized by item on the Balance Sheet is shown on the attached chart.


Cristalerias de Chile S.A.

NOTE 28:  ADJUSTMENT FOR PRICE LEVEL
          RESTATEMENTS
                                                ADJUSTABILITY
ASSETS (DEBITS)/CREDITS                            INDEX        03-31-2002 03-31-2001



INVENTORY                                          CPI          (116,191)    32,835
FIXED ASSETS                                       CPI          (508,476)   118,030
INVESTMENTS IN RELATED COMPANIES                   CPI          (395,934)    25,527
MARKETABLE SECURITIES                              CPI           (13,078)
                                                                                  -
TIME DEPOSITS                                      CPI
                                                                       -          -
SHORT-TERM DEBTORS                                 CPI            (7,785)
                                                                                  -
ACCOUNTS RECEIVABLE RELATED COMPANIES              CPI           (84,426)
                                                                                  -
LONG-TERM DEBTORS                                  CPI
                                                                    (243)         -
OTHER NON-MONETARY ASSETS                          CPI          (382,247)   131,622
EXPENSE AND COST ACCOUNTS                          CPI            (8,062)  (25,144)
TOTAL (DEBITS)/CREDITS                                        (1,516,442)   282,870

LIABILITIES (DEBITS)/ CREDITS

                                 NET WORTH         CPI
                                                                        -         -
OBLIGATIONS WITH THE PUBLIC                        CPI             80,439
                                                                                  -
BANK LOANS                                         CPI             93,925  (18,148)
ACCOUNTS RECEIVABLE RELATED COMPANIES              CPI
                                                                      149         -
SHORT-TERM RESERVES                                CPI             (4,500)
                                                                                  -
LONG-TERM CREDITORS                                CPI
                                                                     231       (891)
LONG-TERM RESERVES                                 CPI           (15,684)
                                                                                  -
LONG-TERM BANK LOANS                               CPI           202,779     (6,015)
OTHER LIABILITIES                                  CPI            64,225   (214,396)
SHAREHOLDERS' EQUITY                               CPI           853,555   (202,124)
NON-MONETARY LIABILITIES                           CPI
                                                                        -         -
INCOME ACCOUNTS                                    CPI             78,099    32,858
TOTAL (DEBITS)/ CREDITS                                         1,353,218  (408,716)

(LOSS) PROFIT FROM ADJUSTMENT FOR CURRENCY DEVALUATION           (155,632) (127,838)


                      29. Rate of Exchange Differential

There is a net credit to results in the 2002 fiscal year of Th Ch$9,357 and of Th Ch$266,499 in 2001 because of a rate of exchange differencial.

More information is shown on the attached chart.


Cristalerias de Chile S.A.

NOTE 29:  EXCHANGE DIFFERENCES
      ITEM                                   CURRENCY     AMOUNT
                                                        03-31-2002   03-31-2001



CURRENT ASSETS                           DOLLARS         200,831             -
CURRENT ASSETS                           OTHER CUR.        7,184       (26,000)
CLIENTS                                  DOLLARS          79,333             -
CLIENTS                                  OTHER CUR.      (10,026)            -
TIME DEPOSITS                            DOLLARS         (10,093)    1,090,041
INVENTORY                                DOLLARS            (244)            -
INVENTORY                                OTHER CUR.           (6)            -
OTHER ASSETS                             DOLLARS          13,286       515,213
OTHER ASSETS                             OTHER CUR.        2,667             -
FIXED ASSETS                             OTHER CUR.            -         1,725
TOTAL (DEBITS) CREDITS                                   282,932     1,580,979

SHORT TERM BANK CREDITS                  DOLLARS        (169,052)   (1,077,671)
MISCELLANEOUS CREDITORS LONG TERM        DOLLARS          (4,128)            -
DOCUMENTS PAYABLE                        DOLLARS         (56,245)       26,282
DOCUMENTS PAYABLE                        OTHER CUR.       13,207             -
MISCELLANEOUS CREDITORS SHORT TERM       DOLLARS
                                                            (395)            -
SHORT TERM PROVISIONS                    DOLLARS          (1,495)            -
LONG TERM BANK CREDITS                   DOLLARS         (78,973)     (796,089)
LONG TERM PROVISIONS                     DOLLARS          (4,601)            -
OTHER LIABILITIES                        DOLLARS          (9,930)            -
OTHER LIABILITIES                        OTHER CUR.       19,323             -
TOTAL (DEBITS) CREDITS                                  (292,289)   (1,847,478)

(LOSS) PROFIT FROM RATE OF EXCHANGE DIFFERENCE            (9,357)     (266,499)


                            30. Extraordinary Items

As of March 31, 2001 the partial reversion of the provision for the repair of Furnace C of Th Ch$975,800 net of tax was acknowledged, because the furnace was completely rebuilt instead of being repaired.

As of March 31, 2002 there are no transactions in this item.

     31. Expenses for the issue and placement of stocks and debt instruments

The subsidiary S.A. Vina Santa Rita carried out a sale of bonds in March 2001, incurring in Sales Expenses that as of March 31, 2002 total Th Ch$260,346 and are classified as Short-Term Prepaid Expenses Th Ch$38,416 and Other Long-term Assets Th Ch$221,930. The charge against Results for the amortization of these expenses is Th Ch$10,841.

Following is an itemized list of the expenses.


                               2002        2002        2001       2001
                               ThCh$       ThCh$       ThCh$      ThCh$
                            Short-term   Long-term  Short-term  Long-term


Stamp tax                     26,740     200,551      31,769    205,288
Sales commission              10,690      21,379       5,335     52,150
Printing expenses                986           0         294      1,702
                              -------    -------      ------    -------

TOTAL                         38,416     221,930      37,398    259,140


                             32. Cash Flow Statement


CASH FLOW STATEMENT

The values included in MISCELLANEOUS on the Cash Flow Statement are detailed in the attached appendix.


CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT

1.  The following is the detail of the item: OTHERS:

                                                      2002       2001
                                                     Th Ch$     Th Ch$


541.11.80 Other expenses paid
               Exchange difference                    62,527      93,250
               Donations                              18,853      11,174
               Tax exemptions                         65,823           -
               Fees for advisory services             36,723      43,628
               Drama area expenses                         -      76,875
               Colo Colo contract                     29,990           -
               Severance payments                      5,614           -
               Contingencies                          30,001           -
               Other expenses                         34,336     102,606
               Total                                 283,867     327,533

541.13.15      Sale of other investments
               LP bond share                         174,681           -
               Sale of PRC                                 -   1,258,617
               Redemption Time Dep. over 90 days   4,756,872           -
               Total                               4,931,553   1,258,617

541.13.30      Other investment income
               Maturity of future contracts        1,829,664     500,867

541.13.65      Other investment made
               Purchase of shares                          -      17,270
               Future contracts                      336,681           -
               Total                                 336,681      17,270


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:


ITEM                        Amount Th Ch $    Amount Th Ch $


Dividend 149                 (4,230,400)        April-02
Amounts payable investment     (576,123)        April-02
Amounts payable investment     (271,857)     May-June 02
TOTAL                                         (5,078,380)


                            33. Derivative Contracts


FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company and its subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have signed future sales contracts in foreign currency of Th US$137,800 in 2002 (Th US$129,483 in 2001) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

Additional information is presented on the attached chart listed in the order of each quarterly expiration period.


CRISTALERIAS DE CHILE S.A.
NOTE 33: DERIVATIVE CONTRACTS

                                                       DESCRIPTION OF CONTRACTS
                                               -------------------------------------------
                                MATURITY OR                PURCHASE/                          VALUE OF
 TYPE OF   TYPE OF   VALUE OF   EXPIRATION     SPECIFIC    SALE         ROTECTED ITEM OR      PROTECTED
DERIVATIVE CONTRACT  CONTRACT      DATE          ITEM      POSITION       TRANSACTION          ITEM
---------- --------  --------   -----------    --------    ---------   -------------------    ---------
                                                                        NAME       AMOUNT
                                                                       ------     --------


FR          CI       1,758,214   SECOND 2002   EXCH RATE        P            0            0           0
FR          CI      40,196,632   THIRD 2002    EXCH RATE        P            0            0           0
FR          CI      22,655,047   FOURTH 2002   EXCH RATE        P            0            0           0
FR          CI      16,106,396   FIRST 2003    EXCH RATE        P            0            0           0
FR          CI       2,649,764   SECOND 2003   EXCH RATE        P            0            0           0
FR         CCPE        675,300   FIRST 2003    EXCH RATE        P    DOLLAR LOAN    675,900     655,900
FR         CCPE      2,788,360   FOURTH 2002   EXCH RATE        P    DOLLAR LOAN  2,788,360   2,623,600
FR         CCPE         62,260   FOURTH 2002   EXCH RATE        P    DOLLAR LOAN     62,260      65,590
FR         CCPE         62,260   THIRD 2002    EXCH RATE        P    DOLLAR LOAN     62,260      65,590
FR         CCPE      2,788,360   FOURTH 2002   EXCH RATE        P    DOLLAR LOAN  2,788,360   2,623,600
FR         CCPE      1,331,000   FIRST 2003    EXCH RATE        P    DOLLAR LOAN  1,311,000   1,311,800
FR         CCPE      1,331,000   FIRST 2003    EXCH RATE        P    DOLLAR LOAN  1,311,000   1,311,800
FR         CCPE        675,300   FIRST 2003    EXCH RATE        P    DOLLAR LOAN    675,300     655,900
FR         CCPE        668,000   FIRST 2003    EXCH RATE        P    DOLLAR LOAN    668,000     655,900
FR         CCPE        668,000   FIRST 2003    EXCH RATE        P    DOLLAR LOAN    668,000     655,900
FR          CI       1,334,140   SECOND 2002   EXCH RATE        P            0            0           0



                  ACCOUNTS AFFECTED
 --------------------------------------------------
   ASSETS/LIABILITIES           EFFECT ON RESULT
 -----------------------     ----------------------
                                              NOT
    NAME         AMOUNT       REALIZED     REALIZED
 -----------   ---------     ----------    --------


 ASSETS          209,486        209,486       0
 LIABILITIES     154,432     -2,154,432       0
 LIABILITIES   1,243,117     -1,243,117       0
 LIABILITIES     304,703       -304,703       0
 LIABILITIES      26,164        -26,164       0
 LIABILITIES      19,753         19,753       0
 LIABILITIES     181,678        181,678       0
 ASSETS            4,330          4,330       0
 ASSETS            4,281          4,281       0
 ASSETS          178,324        178,324       0
 ASSETS           19,361         19,361       0
 ASSETS           19,361         19,361       0
 ASSETS           19,764         19,764       0
 ASSETS           12,136         12,136       0
 ASSETS           12,136         12,136       0
 LIABILITIES      32,720         32,720       0


                      34. Contingencies and Restrictions

CONTINGENCIES AND COMMITMENTS

As of March 31, 2002, there is a guarantee delivered in the amount of Th Ch$6,790 (Th Ch$6,789 in 2001), according to the detail in the attached chart.

LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of March 31, 2002 and 2001 there are pending lawsuits and other legal actions corresponding to the subsidiary Red Televisiva Megavision, which are presented in the annexed chart.

OTHER CONTINGENCIES

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 100 million, the following specific financial obligations exist:

a)  TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Debt to Capitalization Ratio to exceed the 0.36 to 1.0 ratio at any time. The capitalization ratio for Cristalerias de Chile S.A. and its subsidiaries is the sum: Net Equity plus Minority Interests plus Total Consolidated Debt.

b)  NON-CONSOLIDATED NET DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Non-consolidated Net Debt to EBITDA ratio to exceed the 3.0 to 1.0 ratio at any time. The non-consolidated EBTDA is the sum of the following: operating income plus depreciation and amortization, plus non-cash charges (in the extent that they have been deducted to determine the operating income and cash income for interests minus non-cash credits (in the extent that they have been added when determining operating income), in each case for such period.

c)  INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios in any point in time during the following respective periods: the period from the date the Credit Agreement is entered into until December 31, 2000, ratio 4.00; period between January 1, 2001 and December 31, 2002, ratio 3.50; and period from January 1, 2003 and during the entire following period, ratio 4:00.

The Interest Coverage is understood as the day when it is determined, the ratio between the non-consolidated EBITDA for the four consecutive fiscal quarters ending on, or most recently ended before, that date, and the Interest Expenses for that period.

d)  NET EQUITY

Cristalerias de Chile S.A. will maintain a minimum of the following amounts: period from the date the Credit Agreement is entered into until December 31, 2002, UF 10,000,000 and period from January 1, 2003 and during the entire following period, UF 11,900,000.

As of March 31, 2002 and 2001, management is not aware of any other contingencies that could affect the company.


CRISTALERIAS DE CHILE S.A.
NOTE 34:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

  CREDITOR OF        DEBTOR                TYPE OF          ASSETS
   GUARANTEE          NAME                GUARANTEE        COMMITTED                 BALANCES PENDING
---------------  --------------          ----------- --------------------  ------------------------------------
                                                                  BOOK          PAYMENT AS OF CLOSING DATE
                                    RELATIONSHIP       TYPE       VALUE           OF FINANCIAL STATEMENTS
                                 ------------------- ---------  ---------  ------------------------------------
                                                                           09/30/2001   09/30/2000   09/30/2002
                                                                           ----------   ----------   ----------


EDIFICIO         CRISTALERIAS    COMMER     DEPOSIT    FLOOR        7,593       7,593        6,789            0
METROPOLIS AGF   DE CHILE S.A.    CIAL
BANCO SANTIAGO   RED TELEVISIVA  COMMER     MORTGAGE   LAND     3,569,869   2,235,843    2,489,861    2,235,843
                 MEGAVISION       CIAL
SCOTIABANK       RED TELEVISIVA  COMMER      PLEDGE   TV EQUIP    397,705   2,375,084    1,596,824      820,241
                 MEGAVISION       CIAL
BANCO CREDITO E  RED TELEVISIVA  COMMER     MORTGAGE  TV EQUIP    208,180     650,040      730,121      285,594
INVERS           MEGAVISION       CIAL
SUNDRY CLIENTS   RED TELEVISIVA  COMMER  ADVERTISING     0              0   9,769,996    7,527,943            0
                 MEGAVISION       CIAL


              RELEASE OF GUARANTEES
--------------------------------------------------
 ASSETS    09/30/2003  ASSETS   09/30/2004  ASSETS
---------  ----------  ------   ----------  ------
        0         0         0       7,593    7,593

3,569,869         0         0           0

  137,348   388,710    65,089     388,710   65,089

   91,464   161,977    51,874     161,977   51,874

        0         0         0           0        0





CRISTALERIAS DE CHILE S.A.

                 NOTE 34:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES


 CREDITOR OF                         TYPE OF    ASSETS
  GUARANTEE            DEBTOR       GUARANTEE  COMMITTED    BALANCES PENDING                     RELEASE OF GUARANTEES
-------------- -------------------- --------- ---------- --------------------- -----------------------------------------------------
                                                    BOOK    PAYMENT AS OF CLOSING DATE
                  NAME        RELATIONSHIP    TYPE VALUE      OF FINANCIAL STATEMENTS
               ---------- ------------------- ---- ----- --------------------------------
Societe des
Participations                                           03-31-2002 03-31-2001 03-31-2003 ASSETS 03-31-2004 ASSETS 03-31-2005 ASSETS
--------------                                           ---------- ---------- ---------- ------ ---------- ------ ---------- ------

Financieres et RAYEN CURA AFFILIATE  SOLIDARY    0     0  3,777,984  3,512,703     755596      0    755,596      0  2,266,792      0
Industrielles   S.A.I.C.



CRISTALERIAS DE CHILE S.A.

NOTE 34: Trials

    Court  Cause Rol No.    Origin    Process              Stage                 Committed amount
                                                                              (approximately Th Ch$)

      22     5655-1999       Civil     First   Proof in cause not received yet       470,000
      16     4822-1999       Civil     Second   Revision and verdict pending         100,000
      12     3025-1997       Civil     Second   Revision and verdict pending         100,000
      1      1242-2000       Labor     First           Verdict pending                10,000
      1      3538-2000       Labor     First           Verdict pending                15,000
      2      2294-1999   Local police  Second   Revision and verdict pending           9,500


                  35. Guarantees obtained from third parties


As of March 31, 2002 and 2001 the company has received guarantees from third parties that are shown below:


Item                                                                   2002    2001
                                                                      ThCh$    ThCh$


Rental of Property BankBoston UF 367.69                               5,959    5,963
Rental of Property to Telecomunicaciones Cono Sur Ltda. (UF 130)      2,106    2,107
Rental of Property Office 202 AGF Building                            3,806    3,809
Sight drafts suppliers                                                1,241    1,273
Installation of Buin Tanks (Tersanoix S.A.)                         155,112  158,990
Purchase of vine stem cuttings and plants (Intelmaq)                 35,051   36,383
Underground materials storehouse Buin Salfa Montajes                 31,834        0
Grape purchase                                                            0   70,893
                                                                          -   ------
                                                                    235,109  243,035
                                                                    =======  =======

                        36. Local and Foreign Currency

Charts are attached showing the foreign currency balance as of March 31, 2002 and 2001.


Cristalerias de Chile S.A.
NOTE 36:  LOCAL AND FOREIGN CURRENCY - ASSETS
                    Items                                      Currency     Amount
                                                             03-31-2002   03-31-2001


Available funds                          Non-adjust. Ch$      1,879,754   2,171,148
                                         Dollars                145,788     347,487
                                         Other currencies         6,056           0
Time deposits                            Dollars             16,054,504  19,312,481
                                         Adjustable Ch$       4,232,460  16,861,159
                                         Non-adjust. Ch$      3,015,640   1,261,108
Marketable Securities                    Adjustable Ch$       3,264,180   8,062,974
                                         Non-adjust. Ch$         78,729       1,007
                                         Dollars              9,960,792           0
Sales receivable                         Non-adjust Ch$      23,228,404  22,645,223
                                         Dollars              2,219,115   5,997,191
                                         Euros                        0       9,546
                                         Other currencies     1,795,029     818,554
Documents Receivable                     Non-adjust. Ch$      4,613,859   3,388,030
                                         Dollars                 14,039           0
                                         Other currencies         7,447           0
Sundry Debtors                           Adjustable Ch$         423,366           0
                                         Non-adjust. Ch$        350,410           0
                                         Dollars                 29,116     949,460
                                         Euros                        0      71,314
                                         Argentinian Pesos        9,880           0
                                         Other currencies             0      23,592
Documentos and Accts. Receivable         Adjustable Ch$         292,208     142,731
                                         Non-adjust. Ch$        196,514           0
                                         Dollars                      0      61,879
Inventory                                Adjustable Ch$      28,256,201  35,080,184
                                         Dollars              2,489,776   2,480,183
                                         Argentinian Pesos      249,916           0
Taxes Receivable                         Non-adjust. Ch$      2,022,673   2,467,231
                                         Argentinian Pesos       49,928           0
Prepaid expenses                         Adjustable Ch$         896,020     813,531
                                         Dollars                118,378      26,886
Deferred Taxes                           Non-adjust. Ch$      1,299,662     806,783
Other Current Assets                     Non-adjust. Ch$     11,467,161   5,369,212
                                         Dollars              5,711,292   2,523,967
FIXED ASSETS                             Adjustable Ch $    129,032,131 138,239,491
Investments in other companies           Non-adjust. Ch$      1,431,275   1,558,977
Negative Goodwill                        Adjustable Ch$       8,729,892  10,208,006
Long-term debtors                        Adjustable Ch$         210,831     152,619
Long-term documents receivable rel. Co.  Adjustable Ch$           1,329      36,612
Intangibles                              Adjustable Ch$      11,205,099  11,051,586
Amortization                             Adjustable Ch$        -832,326    -707,127
Deferred taxes                           Non-adjust. Ch$              0           0
Other                                    Adjustable Ch$       1,300,328   1,438,066
                                         Non-adjust. Ch$        822,686   1,338,327
                                         Dollars              9,349,749     164,133
                                         Argentinian Pesos      200,424           0
Investments in related companies         Adjustable Ch$      95,628,506  98,265,800
                                         Dollars             11,679,912           0
Total Assets                             Non-adjust. Ch$     50,406,767  41,007,046
                                         Dollars             57,772,461  31,863,667
                                         Other currencies     1,808,532     842,146
                                         Adjustable Ch$     282,640,225 319,645,632
                                         Euros                        0      80,860
                                         Argentinian Pesos      510,148           0



Cristalerias de Chile S.A.
NOTE 36:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES
ITEM                       Currency               Up to 90 days                              90 Days to 1 Year
                                                   03.31.2002             03.31.2001            03.31.2002          03.31.2001
                                                Amount Avg.Annual    Amount    Avg.Annual    Amount  Avg.Annual  Amount  Avg.Annual
                                              Thou Ch$ Int. Rate    Thou Ch$    Int. Rate  Thou Ch$  Int. Rate  Thou Ch$  Int. Rate


Current Liabilities
Short-term obligations     Adjust. Ch$              0        0                     6.70         0         0   1,005,124       6.25
with banks                                                        1,120,337
and financial institutions Non-adjust. Ch$  1,009,719     6.36            -           0         0         0      93,624          0
                           Dollars                  0        0            -        5.55         0         0           0          0
                                                                  2,530,929
                           Argentinian          4,288        0            -           0         0         0           0          0
                           Pesos
                           Euros                    0        0      145,225        0.04         0         0           0          0
                           Other currencies         0        0       53,510           0         0         0           0          0
Long-term obligations      Adjust. Ch$      2,310,110     7.48       12,431        7.16   731,573      7.48      37,295       7.16
with banks
and financial institutions Dollars         18,838,385    3.375    1,398,110        7.43         0         0   2,680,558       7.43
                           Dollars            814,307     4.52      199,975     7.43815 2,255,424      5.59           0          0
                           Adjust. Ch$              0        0            -           0         0         0   5,837,939       7.12
Long-term obligations      Dollars            142,728       11            -           0   119,757        11           0          0
                           Adjust. Ch$              0        0            -           0     2,984         7     190,256          0
Obligations with the       Adjust. Ch$        215,707     6.48      427,408        6.59   346,503      6.05           0          0
public
Dividends payable          Non-adjust. Ch$     67,895        0       50,946           0         0         0       1,285          0
Accounts payable           Non-adjust. Ch$  8,627,446        0   10,430,553           0         0         0           0          0
                           Dollars            832,664        0    1,231,262           0   341,152         0     114,780          0
                           Euros                2,591        0            -           0         0         0           0          0
                           Argentinian         45,602        0            -                     0         0           0          0
                           Pesos
                           Other currencies    14,874        0          245                     0         0           0          0
Documents Payable          Adjust. Ch$         54,953        0    2,096,321           0    56,803         0      73,093          0
                           Dollars          2,701,821        0   11,068,337           0   353,912         0           0          0
                           Euros              392,476        0      276,027                     0         0      35,311          0
                           Other currencies   305,674        0      902,689           0         0         0     744,530          0
Sundry Creditors           Non-adjust. Ch$    537,212        0      462,772           0         0         0           0          0
                           Dollars                  0        0       90,179                     0         0           0          0
Docts and accts payable    Adjust. Ch$        362,147        0            -           0   550,721         0           0          0
to rel co.
                           Non-adjust. Ch$      3,630        0      230,948           0         0         0           0          0
                           Dollars                  0        0            -           0   331,309         0           0          0
Provisions                 Adjust. Ch$        134,993        0      399,792           0   138,794         0     292,260          0
                           Non-adjust. Ch$  6,777,275        0    5,179,692           0   110,302         0           0          0
                           Dollars          1,429,114        0       55,274           0 1,115,030         0   2,258,426          0
                           Argentinian          4,158        0            -                     0         0           0          0
                           Pesos
                           Other currencies   434,272        0            -           0         0         0           0          0
Withholdings               Non-adjust. Ch$  1,999,474        0    1,287,131           0         0         0           0          0
Prepaid income             Non-adjust. Ch$  1,672,814        0    2,966,065           0         0         0           0          0
Income tax                 Non-adjust. Ch$          0        0            -           0         0         0           0          0
Other Current Liabilities  Non-adjust. Ch$  3,551,651        0      306,346           0         0         0           0          0
                           Dollars            453,902                     -                               0           0          0
Total Current Liabilities  Adjust. Ch$      3,077,910             4,056,289             1,827,378         0   7,435,967          0
                           Non-adjust Ch$   24,247,116           20,914,453               110,302         0      94,909          0
                           Dollars          25,212,921           16,574,606             4,516,584         0   5,053,764          0
                           Argentinian         54,048                     -                     0         0           0          0
                           Pesos
                           Euros              395,067               421,252                     0         0      35,311          0
                           Other currencies   754,820               956,444                     0         0     744,530          0



Cristalerias de Chile S.A.
NOTE 36: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES
CURRENT PERIOD  03-31-2002

ITEM                         Currency      1-3 Years            3-5 years               5-10 Years             More than  10 years
                                            Amount  Average    Amount     Average  Amount      Average     Amount    Average
                                           Thou Ch$ Interest  Thou Ch$    Interest Thou Ch$   Interest    Thou Ch$  Interest
                                                      Rate                 Rate                 Rate                   Rate



Obligations with Banks   Dollars         37,480,000  3.375    9,370,000    3.375       0           0          0       0
and
Financial Institutions   Dollars          4,067,353   4.56            -        0       0           0          0       0
                         Adjustable Ch$   3,096,767   7.48      777,421     7.48       0           0          0       0
                         Argentinian         57,044   5.26            -        0       0           0          0       0
                         Pesos
Obligations with the
public                   Adjustable Ch$     404,942      0    3,239,532        0       0           0 16,197,660       0
Notes payable            Dollars             36,612      0            -        0       0           0          0       0
Long-term creditors      Dollars            166,730      0            -        0       0           0          0       0
                         Adjustable Ch$      57,530      0            -        0       0           0          0       0
Sundry creditors         Adjustable Ch$       3,494      7        1,165        7       0           0          0       0
                         Dollars            232,188     11        4,630       11       0           0          0       0
Deferred custom duties   Dollars            392,541  11.06      735,379    11.06       0           0          0       0
Long-term provisions     Dollars          3,298,846      0            -        0       0           0          0       0
                         Adjustable Ch$   3,603,833      0            -        0       0           0          0       0
Deferred taxes           Non-adjust. Ch$  2,287,362      0            -        0       0           0          0       0
Total long-term
liabilities              Dollars         45,674,270          10,110,009                0                      0       0
                         Adjustable Ch$   7,166,566           4,018,118                0             16,197,660
                         Argentinian         57,044                   -                                       0
                         Pesos
                         Non-adjust. Ch$  2,287,362                   -                0                      0




Cristalerias de Chile S.A.
NOTE 36:  LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES
PERIOD PREVIOUS TO 03-31-2001
ITEM                          Currency          1-3 Years              3-5 Years             5-10 Years         More than 10 years
                                            Amount     Average     Amount    Average      Amount    Average     Amount     Average
                                           Thou Ch$   Interest    Thou Ch$  Interest    Thou Ch$   Interest    Thou Ch$   Interest
                                                        Rate                   Rate                   Rate                   Rate


Obligations with banks     Dollars        34,848,244     7.43815 26,136,181    7.43815           0          0           0          0
and financial institutions Dollars         4,867,338        7.66  1,885,196       7.66           0          0           0          0
                           Adjustable Ch$    397,868        1.80    397,869       1.80           0          0           0          0
Documents payable          Adjustable Ch$     90,425           0          0          0           0          0           0          0
Obligations with public    Adjustable Ch$    753,846        6.30  3,444,284          0   1,688,374          0  14,520,022          0

Sundry creditors           Adjustable Ch$     59,488           0          0          0           0          0           0          0
                           Dollars            37,907           0          0          0           0          0           0          0
                           Dollars           218,664          11    205,995         11           0          0           0          0
                           Adjustable Ch$      5,398           7      2,526          7           0          0           0          0
                           Dollars           606,703       11.06    624,106      11.06           0          0           0          0
Long-Term provisions       Dollars         5,077,423           0          0          0           0          0           0          0
                           Adjustable Ch$  3,859,385           0          0          0           0          0           0          0
Deferred taxes             Non-Adj. Ch$      265,053           0    157,260          0           0          0           0          0
Total long-term
liabilities                Dollars        45,656,279             28,851,478                      0                      0
                           Adjustable Ch$  5,166,410              3,844,679              1,688,374             14,520,022
                           Non-Adj. Ch$      265,053                157,260                      0                      0


                             37. Penalties


The SVS and other administrative authorities have not imposed any penalties during the 2002 and 2001 fiscal years.

                            38. Subsequent Events


CRISTALERIAS DE CHILE S.A.

In the Special Shareholders' Meeting held on April 16, 2002, the following agreements were reached:

1. The Board of Directors was authorized to name the company Langton Clarke - Auditores Consultores Limitada or in its defect, Price Waterhouse Coopers, as external auditors, depending on the best price alternative for Cristalerias de Chile S.A.

2. Name the newspaper "El Diario" as the written media to publish summons to meetings.

3. Distribute Dividend No. 149 of $66.10 per share, which will be paid as from April 26, 2002.

4. The dividend policy adopted for 2002 was to distribute 50% of the fiscal year's profits.

5. Give the Board of Directors the power to make agreements and distribute provisional dividends to be charged against fiscal year profits. Also, it was authorized, without calling a General Shareholders' Meeting, to agree the payment of eventual dividends to be charged against previous fiscal year profits.

Capital Increase of Rayen Cura S.A.I.C.

On April 22, the company made a loan of UF 229,729.92 to the subsidiary CristalChile Inversiones S.A., which the latter used for a capital increase of its associated company Rayen Cura S.A.I.C. of US$5,760,000, thereby maintaining a 40% stake in that company.


S.A. VINA SANTA RITA
The subsidiary informed the following subsequent events:
On April 11, 2002, a Regular Shareholders' Meeting was held where the following agreements were reached:

- Payment of definitive dividend number 12 of $2.37 per share corresponding to Fiscal Year 2001 to be paid on April 26, 2002.

- Maintaining the Board of Directors payments of 2% of the net profits was approved. This will be distributed among all the members of the Board. The chairman of the Board will receive twice the amount of a regular member with the same time dedication.

- Langton Clarke Auditores y Consultores Limitada, or in its defect Price Waterhouse or Deloitte & Touche were approved as external auditors, authorizing the Board of Directors to appoint the best price alternative for Vina Santa Rita. At the time of hiring the auditing company it will be required to be registered in the Securities and Exchange Commission (SEC).

- In order to rate the bonds issued by the Company, the companies Fitch Chile Clasificadora de Riesgo Ltda. and Humphreys y Cia Clasificadora de Riesgo Ltda. were selected. Also, it was agreed that the Company should maintain the rating of its stocks, using the same companies mentioned above for bond rating for such purpose.

- It was agreed that the notices and summons to Shareholder Meetings shall be published in the "El Diario" newspaper or in its defect in the "La Nacion" newspaper.

- It was agreed that the profits of each fiscal year, provided that there are no accumulated losses, be used at least 30% to pay cash dividends, which may be provisional or final.

- It was approved that each of the attendants to the meetings organized by the Directors Committee be paid a sum equivalent in Chilean pesos to 2 U.T.M. for each meeting they attend with a maximum of 10 U.T.M. per month.

- A budget of UF 586 per year for 2002 was approved to finance the expenses of the Members of the Board including the fees of any advisors they may hire. The Board of Directors was authorized to assign if necessary supplementary funds, rendering an account thereof in the following General Shareholders' Meeting.

                                39. ENVIRONMENT

ENVIRONMENT

The company is permanently committed with environment preservation.

During the first quarter of 2002 the parent company carried investments of Th Ch$157,468 corresponding mainly to the repair of an electrostatic precipitator to filter the gases discharged from smelting processes. This makes it possible for the company to ensure that is fulfills particulate matter discharge standards issued by the controlling agencies.

The subsidiary S.A. Vina Santa Rita has invested Th Ch$2,544 in the January - March, 2002 period to comply with the ordinances and laws related to Industrial Process and Installations.

                                40. TIME DEPOSITS


As of March 31, 2002 and 2001 the company presents the following information:



INSTITUTION                       CURRENCY       2002         2001
                                                  Th$          Th$


Banco de Santiago                   US$               0     4,290,389
Banco de Credito e Inversiones      US$       5,709,902       286,825
Banco Bilbao Viscaya N.Y.           US$               0     2,488,191
Banco Santander N.Y.                US$               0    12,247,077
Banco Scotiabank                    US$       8,318,273             0
Corpbanca                           US$       2,026,329             0
Banco Santiago                       UF       1,079,862     8,768,455
Banco de Chile                       UF               0     8,092,703
Banco de Credito e Invesiones        $                0     1,261,108
Banco de Santiago                    $        5,277,699             0
Banco Santander                      $          890,539             0
TOTAL                                        23,302,604    37,434,748



                            41. STOCK TRANSACTIONS


During the 2002 and 2001 fiscal years members of the board, controlling stockholders, related individuals and entities did not carry out any stock transactions:

                       42. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of March 31, 2002 and 2001 is the following:


                                           % of Shareholding   No. of Shareholders
TYPE OF SHAREHOLDER                           2002    2001        2002     2001


10% or more shareholding                      34.03   45.88          1        2
Less than 10% shareholding with investment
equal to or higher than 200 UF                65.81   53.95        257      236
Less than 10% shareholding with investment
lower than 200 UF                              0.16    0.17        833      856
TOTAL                                        100.00  100.00      1,091    1,094
CONTROLLER OF THE COMPANY                     52.14   52.14          3        3


                  43. REMUNERATIONS OF THE BOARD OF DIRECTORS

As of March 2002 and 2001 payment and reserves were made in the amounts of Th Ch$883,761 and Th$906,796, respectively for remunerations and share of profits as follows:


                                            2002       2001
                                            ThCh$      ThCh$


Share of previous fiscal year profits     856,240    822,414
Fiscal year reserves                       27,065     84,382
Fees paid                                     456          0
TOTAL                                     883,761    906,796



CRISTALERIAS DE CHILE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 30, 2002 AND 2001

1.- CONSOLIDATED FINANCIAL INDICATORS

                                                 03-31-2002  03-31-2001 12-31-2001


LIQUIDITY
Current liquidity                     times          2.07       2.34       2.38
Acid ratio                            times          1.48        1.6       1.73

DEBT
Debt ratio                            times          0.68       0.77       0.68
Short-term debt                         %            0.41       0.36       0.35
Long-term debt                          %            0.59       0.64       0.65
Coverage of interest expenses         times          1.78       1.55       4.07

ACTIVITY
Total assets                         Mill Ch$     393,138    393,439    391,556
Investments                          Mill Ch$       4,019     10,468     33,656
Disposal of property                 Mill Ch$           8         41      2,378
Inventory turnover                    times          n.a.       n.a.       n.a.
Inventory permanence                   days          n.a.       n.a.       n.a.

RESULTS
Operating income                     Mill Ch$      30,088     33,323    141,361
Operating costs                      Mill Ch$      18,940     22,238     87,112
Operating results                    Mill Ch$       6,465      6,110     32,454
Financial expenses                   Mill Ch$       1,230      2,068      6,904
Non-operating results                Mill Ch$     (4,891)    (4,278)    (8,412)
R.A.I.I.D.A.I.E.                     Mill Ch$       5,557      6,395     40,033
After-tax profit                     Mill Ch$         176      1,738     17,700

RATE OF RETURN
Return on equity                        %          0.0008       0.01       0.09
Return on assets                        %          0.0004       0.01       0.05
Return on operating assets              %            0.03       0.03       0.16
Profit per share                        $            2.75       26.5     276.56
Return on dividends                     %            0.03       0.04       0.03


Current liquidity                 Ratio of current assets to current liabilities.
Acid ratio:                       Ratio of uncommitted funds to current liabilities.
Debt ratio:                       Ratio of total current liabilities to net worth.
Coverage of Interest Expenses:    Result before taxes and interest divided by financial expenses.
Inventory turnover:               Ratio between sales cost of the period and average inventory.
Inventory permanence:             Ratio between average inventory and sales cost of the period, multiplied by
                                  360 days.
R.A.I.I.D.A.I.E.:                 Result before taxes, interest, depreciation, amortization, and special items.
Return on dividends:              Sum of dividends paid in the last twelve months divided by market price of stock at closing of period.


The main trends observed in the 2002 fiscal year indicators are:

LIQUIDITY INDICES

There is a reduction in the liquidity index in relation to 2001 because of the transfer to short-term of the long-term syndicated loan installments, the increase in reserves, and the effect on bank loans in dollars of the rise in the price of the dollar, which rose by 10.2% compared to March 2001.

DEBT INDICES

The debt and short and long-term debt distribution ratios show variations, which may be explained by the above reasons.

The coverage index of financial expenses fell with respect to December of the previous year because of lower profits. Whereas, this index rose compared to that of March 2001 because of lower financial expenses in the first quarter of 2002.

PROFITABILITY INDICES

These indices fell because of the reduction in profits during the first quarter of the year.

On the other hand, although dividends distributed between April 2000 and March 2001 rose by 8.1% compared to the January/December 2001 period, the rate of return of dividends dropped because of the increase in the price of stocks in the stock exchange, which rose from $3,512 per share as of March 31, 2001, to $4,300 per share as of December 31, 2001.


2. DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.


The financial statements as of March 31, 2002 have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, provisions, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of March 31, 2002 there were financial investments in stocks recorded in the accounting according to their purchase price at Ch$ 3,264 million whose market value on the same date was Ch$ 5,199 million.


3. RESULTS FOR THE  2001 PERIOD

3a.  Consolidated Result

Cristalerias de Chile S.A. consolidates its results with Vina Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger. Since the second quarter of 2001, the company does not consolidate its results with Envases CMF S.A. (formerly Crowpla-Reicolite S.A.). On June 29, 2001, Cristalerias de Chile S.A. ("Cristalerias") and Embotelladora Andina S.A. ("Andina") entered into a series of contracts in order to establish an association or joint venture in the PET plastic packaging businesses, which were developed previously through their subsidiaries Crowpla-Reicolite S.A. and Envases Multipack S.A. ("Multipack"), respectively. This association was done through the incorporation of Andina Inversiones Societarias S.A., as Crowpla-Reicolite's shareholder, with a 50% stake in that company. The remaining 50% was maintained by Cristalerias. Likewise, Crowpla-Reicolite S.A. acquired from Multipack the necessary assets for the development of the joint venture. On the other hand, on September 27, 2001, stocks of Ediciones Chiloe and Ediciones Financieras were sold to Recoletos Chile Ltda. (Financial Times), CIECSA keeping a 50% stake in Ediciones Chiloe. As of that date CIECSA stopped consolidating its financial statements with Ediciones Financieras S.A. ("El Diario").

As of March 2002, the net profit of the Company was Ch$ 176 million compared with $1,738 million in 2001. This is due to a greater non-operating loss of $4,891 million, compared with a loss of $4,013 million in 2001, chiefly due to a greater net loss of the subsidiaries, including the effect of the devaluation in Argentina on our investment in Rayen Cura when applying a rate of exchange of 2.9 Argentine pesos per dollar, which generates a loss of $1,477 million; the non-realization of an extraordinary income of $976 million corresponding to the reversion of the reserve for the repair Furnace C of Cristalerias, which was included in "Extraordinary Items" in 2001. This was partly offset by the operating result that improved compared with 2001, totaling $6,465 million, due mainly to better operating results in the glass business and CIECSA.

As of March 2002 consolidated sales of Cristalerias totalled Ch$30,088 million, increasing by 3.5% compared to sales in the previous period, adjusted for the non-consolidation of Crowpla-Reicolite and Ediciones Financieras during the period.1 The increase in the sales of Cristalerias in the consolidated statements results from greater sales in the glass business (5.6%) and CIECSA (26,9%). The consolidated operating result totaled Ch$6,465 million, which represents a 8.6% increase, adjusting the operating profit of 2001 by Ch$155 million, corresponding to the profit generated by Crowpla-Reicolite and Ediciones Financiera during the period. The glass business accounted for Ch$4,956 million, Santa Rita Ch$1,492 million, CIECSA Ch$14 million of the operating results.

The individual result of Cristalerias de Chile S.A. and its main subsidiaries is analyzed in greater detail below.

3b.  Individual Result

As of March 2002, the Company had unconsolidated sales of Ch$15,090 million, which is a 5.6% increase compared to the 2001 fiscal year. Volumes sold increased by 5.3%, reaching


1 As of September 2000 (?? no se ve la fecha) the sales of Crowpla-Reicolite and Ediciones Financieras totaled Ch$3,604 million and Ch$497 million respectively.

53.922 tons. This sales volume is mainly due to greater sales of bottles for beer non-returnable and wine markets.

Operating profit rose 12.6% totalling Ch$4,956 million. For comparison purposes the operating margin recorded an increase which is due to greater sales of imported products with a lower margin compared to the first quarter of 2001.

The Company's net profit was Ch$176 million in 2002 to Ch$1,738 million in 2001. The result can be explained partly by decline in the non-operating results, which passed from a loss of $2,989 million in 2001 to a loss of $3,961 million in 2002. This greater loss is due to the effect of the devaluation of the Argentine peso (from $1.7 to $2.9 Argentine pesos per dollar) on the accounting of the financial statements of Rayen Cura, which generate a quarterly loss of $1,477 million. This was offset in part by better results in Vina Santa Rita and CIECSA. In addition, it is worth noting that the company had an extraordinary income of Ch$976 million in 2001 corresponding to the reversion of the reserve for repairing Furnace C, included in the "extraordinary items" account.

3c.  Result in Subsidiaries

As of March 2002 Santa Rita's profit totaled Ch$1,016 million, which represents a 5,4% increase over the same period in 2001. In the local market, the Company reached volumes that were 17.0% higher than in 2001. The prices in this market fell 20,4% in real terms, as a result of increased competition and lower costs of musts, which led to sales valued in the local market showing a reduction of 6.9%. Sales in the export market decreased by 7.1% in terms of volume because of lower sales to the European and Latin American markets. During the period, exports represented 52% of the total income amounting to US$9.9 million. The operating result fell by 30.4%, totaling Ch$1,492 million, mainly as a result of the drop in prices in the local market and a reduction in volumes in the export market. The average price in dollars per case for the export market was US$ 29.6, whereas the average for the industry was US$22.05 per case. As of March 2002, Santa Rita registered a non-operating loss of Ch$261 million, compared with a loss of Ch$817 million in 2001. This improvement can be mainly explained by lower financial costs.

Megavision, CIECSA's principal subsidiary showed operating earnings of Ch$41 million, compared to a loss of Ch$591 million in 2001. Megavision achieved an 22.4% share of the audience during the period. Net sales increased by 26.2%, reaching Ch$13,626 million, due to an increase in real time productions. As of March 2002, the Company showed a net loss of Ch$187 million compared with a loss of Ch$791 million during the same period in 2001. CIECSA improved its non-operating results passing from a loss of Ch$543 million in 2001 to a loss of Ch$361 million in 2002 mainly due to smaller losses in subsidiaries. CIECSA's final result was a loss of Ch$252 million compared with a loss of Ch$875 million in 2001.

Envases CMF S.A. recorded net profits of Ch$278 million in 2002 compared with a profit of Ch$146 million in 2001 (the latter only considers the result of Crowpla-Reicolite before associating with Multipack). The company increased sales by 131% during the period, totaling Ch$8,341 million. It is worth noting that this significant increase in sales is due mainly to the company's association with Multipack at the end of June 2001. Sales volumes increased by

109%, totaling 5,950 tons. Operating profit was Ch$805 million, which is 126% higher than the profit obtained the previous year.

In the area of cable TV, Cristalchile Comunicaciones S.A. (99.99% subsidiary of Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., in turn the owner of 99% of Metropolis-Intercom S.A.

Metropolis-Intercom S.A. registered sales of Ch$11,372 million during 2002 compared with Ch$10,681 million during the same period the previous year. As of March 2002, Metropolis-Intercom had a net loss of Ch$3,777 million compared with a loss of Ch$3,959 million in 2001. This result includes a depreciation charge of Ch$2,683 million (Ch$2,863 million in 2001) corresponding to the HFC network acquired in July 2000. The company ended the period with 247,000 subscribers, 10.5% down compared to the same date in 2001, due to a greater number of discontinued subscriptions because of the deteriorated domestic economic situation.

As a result of the foregoing and the amortization of the lower value of investments through Cordillera Comunicaciones from $1,003 million in the quarter ($944 million in 2001), Cristalchile Comunicaciones recorded a net loss of $2,391 million (loss of $2,417 in the first quarter of 2001).


4.  CASH FLOW STATEMENT

During the first quarter of 2002 a total net positive flow of Ch$8,997 million was generated, which is explained by a positive flow generated by operating activities of Ch$11,159 million and a positive financing flow of Ch$444 million, which were partially offset by a negative flow of investment activities of Ch$2,606 million.

The operating flow corresponds basically to the collection of sales and financial interests and other income received that were reduced in part by payment to suppliers, taxes and interests.

The negative financing flow can be explained mainly by a net increase in loans from related companies of $347 offset by a reduction in loans of $1,090 million, and dividends paid of $1,880 million.

The investment flow is mainly explained by the incorporation of fixed assets of Ch$4,464 million, which are financed with the redemption of Term Deposits at over 90 days for $4,757 million.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$37,649 million as of December 31, 2001 to $46,837 million as of March 31, 2002.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.

5.       INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

a.       Interest rates

Cristalerias and its Subsidiaries are exposed to the risk of fluctuations in interest rates on its short-term and long-term debts. As of March 31, 2002 Short-Term and Long-Term bank liabilities and obligations with the public totaled Ch$101,217 million, which represents 25.7% of the Company's consolidated assets.

On the other hand, bank credits total Ch$80,812 million, Ch$72,887 million of which correspond to credits in foreign currency agreed at variable rates related to the six-month Libor, Ch$6,916 million correspond to credits in pesos adjustable in unidades de fomento (indexed currency units) that are exposed to changes in the six-month TAB rate, and Ch$1,009 million correspond to credits in pesos at an annual rate of 6.96%.

Obligations with the public of Ch$20,405 million correspond to coupon Bonds issued by the subsidiary Vina Santa Rita at a fixed interest rate.

Also, as of March 31, 2002, the Company had funds available of Ch$59,204 million invested in instruments at different time periods like term deposits, bonds, fixed-rate mutual funds and resale agreements.

The company and its subsidiaries do not use secondary financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.


b)  Exchange risk.

The Company and its Subsidiaries maintain liabilities in dollars of US$130.4 million, which represent 21.8% of its consolidated assets, and include a long-term syndicated loan of US$100 million in the parent company and Long-Term bank credits in Vina Santa Rita of US$12.2 million. As of March 31 the Company and its Subsidiaries has investments in dollars of US$53.1 million in time deposits, bonds and fixed rate mutual funds. It also has dollar purchase contracts of US$142.8 million, and a contract that provides coverage for EURO/Dollar fluctuations for 3.5 million Euros, all of which provides a reasonable coverage for exchange rate variations risk.

                                RELEVANT EVENTS

CRISTALERIAS DE CHILE S.A.

In a letter dated April 17, 2002, the SVS was notified that in the Meeting of the Board of Directors held on April 16, 2002, it was agreed to start a bond issue process to fully or partially substitute short and medium term liabilities and finance future investments.

Non-secured sight bonds non-convertible into shares for an amount of UF 4,100,000 (four million one hundred UF) shall be issued. The bonds will be placed in the capital market, under the terms and conditions, and timing to be defined.

The Board of Directors authorized the Chairman, Vice-chairman, Mr. Jaime Claro Valdes and the company's General Manger, so that acting jointly any two of them, they may establish the terms, conditions and timing of the issue, and so they may enter into contracts and carry out any acts necessary for the issue and sale of the bonds.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                                                     CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                 90331000-6



1.00.01.10        Starting date                               1/1/2002



1.00.01.21        Closing date                                3/31/2002



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Individual

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance:  Consolidated

ASSETS                                                              NOTE No.        03-31-02         03-31-01
5.11.00.00 TOTAL CURRENT ASSETS                                                     61,969,972      60,955,214
           5.11.10.10  Cash                                                          1,689,109       1,007,920
           5.11.10.20  Time deposits                             41                 17,043,815      20,573,589
           5.11.10.30  Marketable securities (net)               4                  13,277,651       8,028,381
           5.11.10.40  Debtors from sales (net)                  5                  13,928,600      12,650,109
           5.11.10.50  Documents receivable (net)                5                   2,589,150       1,374,775
           5.11.10.60  Sundry debtors (net)                      5                     450,178         526,742
           5.11.10.70  Doc. & accts receivable related Co.       6                   2,589,243       2,835,381
           5.11.10.80  Inventories (net)                         7                   6,050,612       6,784,624
           5.11.10.90  Recoverable taxes                         8                   1,336,477       1,654,468
           5.11.20.10  Prepaid expenses                                                252,049          64,205
           5.11.20.20  Deferred taxes                            8                     720,729         225,320
           5.11.20.30  Other current assets                      10-11               2,042,359       5,229,700
           5.11.20.40  Leasing contracts (net)                                               0               0
           5.11.20.50  Leasing assets (net)                                                  0               0
5.12.00.00 TOTAL FIXED ASSETS                                                       71,544,161      71,510,927
           5.12.10.00  Land                                      12                  1,440,857       1,815,934
           5.12.20.00  High rises & infrastructure               12                 16,850,624      15,444,848
           5.12.30.00  Machinery & equipment                     12                 89,969,990      72,205,393
           5.12.40.00  Other fixed assets                        12                  8,870,109      24,584,808
           5.12.50.00  Positive goodwill from technical
                       revaluation of fixed assets               12                  8,253,185      10,220,649
           5.12.60.00  Depreciation (minus)                      12                 53,840,604      52,760,705
5.13.00.00 TOTAL OTHER ASSETS                                                      170,151,214     160,170,017
           5.13.10.10  Investment in related companies           14                138,136,547     149,505,458
           5.13.10.20  Investment in other companies                                         0               0
           5.13.10.30  Negative goodwill                         16                  2,099,226       7,502,048
           5.13.10.40  Positive goodwill (minus)                                             0               0
           5.13.10.50  Long-term debtors                         5                     179,489         103,811
           5.13.10.60  Doc. & accts receivable related Co.       6                  20,475,637       2,842,463
           5.13.10.65  Long-term deferred taxes                                              0          80,543
           5.13.10.70  Intangibles                               17                          0           2,600
           5.13.10.80  Amortization (minus)                                                  0               0
           5.13.10.90  Other                                     18                  9,260,315         133,094
           5.13.20.10  Long-term leasing contracts (net)                                     0               0
5.10.00    TOTAL ASSETS                                                            303,665,347     292,636,158

                                 LIABILITIES

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance: Consolidated

LIABILITIES                                                        NOTE No.         03-31-02         03-31-01
5.21.00.00 TOTAL CURRENT LIABILITIES                                                34,811,591      17,221,252
           5.21.10.10  Short-term oblig. Banks & Fin.
                      Inst.                                                                  0               0
           5.21.10.20  Short-term portion - Long-term
                      oblig. Banks & Financial Institutions     19                  18,838,385         199,975
           5.21.10.30  Obligations with the public
                      (notes)                                                                0               0
           5.21.20.40  Short-term portion oblig with public                                  0               0
           5.21.10.50  Long-term oblig. due within 1 year                                    0               0
           5.21.10.60  Dividends payable                                                67,100          50,946
           5.21.10.70  Accounts payable                                              1,824,364       1,317,267
           5.21.10.80  Notes payable                                                 2,445,390      11,091,248
           5.21.10.90  Sundry creditors                                                476,740         496,100
           5.21.20.10  Notes & accts payable related Co.        6                      253,472         124,945
           5.21.20.20  Provisions                               23                   6,445,196       3,426,900
           5.21.20.30  Withholdings                                                    942,013         513,871
           5.21.20.40  Income tax                                                            0               0
           5.21.20.50  Earned income                                                         0               0
           5.21.20.60  Deferred taxes                                                        0               0
           5.21.20.70  Other current liabilities                20                   3,518,931               0
5.22.00.00 TOTAL LONG-TERM LIABILITIES                                              56,043,953      70,844,966
           5.22.10.00  Oblig with Banks & Financial Inst.       21                  46,850,000      60,984,425
           5.22.20.00  Long-term oblig with public (bonds)                                   0               0
           5.22.30.00  Long-term notes payable                                               0               0
           5.22.40.00  Long-term sundry debtors                                      1,185,450       1,290,297
           5.22.50.00  Long-term notes & accts. payable
                      related companies                         6                            0               0
           5.22.60.00  Long-term provisions                                          6,902,679       8,570,244
           5.22.70.00  Long-term deferred taxes                 8                    1,105,824               0
           5.22.80.00  Other long-term liabilities                                           0               0
5.23.00.00 MINORITY INTEREST                                                                 0               0
5.24.00.00 TOTAL EQUITY                                                            212,809,803     204,569,940
           5. 24.10.00  Paid-in capital                         27                  62,863,356      62,497,517
           5. 24.20.00  Reserve capital revaluation             27                    -251,453          62,496
           5. 24.30.00  Premium in sale of own shares           27                  26,687,378      26,665,262
           5. 24.40.00  Other reserves                          27                   8,009,974       6,889,810
           5. 24.50.00  Retained earnings (addition of
                      codes
                      5.24.51.00 to 5.24.56.00)                 27                 115,500,548     108,454,855
                      5.24.51.00 Reserve future dividends       27                 102,386,923      93,663,612
                      5.24.52.00 Accrued profits                27                  13,060,432      13,220,914
                      5.24.53.00 Accrued losses (minus)                                      0               0
                      5.24.54.00 Profit (loss) for the year     27                     175,829       1,737,539
                      5.24.55.00 Prov. dividends (minus)                                     0               0
                      5.24.56.00 Accr. deficit dev. Period      27                    -122,636        -167,210
5.20.00.00 TOTAL LIABILITIES                                                       303,665,347     292,636,158

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance:  Consolidated

INCOME STATEMENT                                                   NOTE No.         03-31-02          03-31-01
           5.31.11.00 OPERATING RESULTS                                              4,955,619       4,402,871
                 5.31.11.10  Operating Margin                                        5,993,252       5,424,548
                      5.31.11.11  Operating income                                  15,090,301      14,294,954
                      5.31.11.12  Operating costs (minus)                            9,097,049       8,870,406
                 5.31.11.20  Adm. & sales expenses (minus)                           1,037,633       1,021,677
           5.31.12.00  NON-OPERATING RESULTS                                        -3,961,206      -2,989,022
                 5.31.12.10  Interest income                                           437,301         550,050
                 5.31.12.20  Profit investments related Co.     14                     688,901         750,085
                 5.31.12.30  Other non-operating income         27                      92,445          86,272
                 5.31.12.40  Profit investments rel- Co.
                            (-)                                                      4,190,814       3,283,252
                 5.31.12.50  Amortization neg.goodwill (-)      16                      41,028         116,364
                 5.31.12.60  Interest expenses (minus)                                 648,241       1,138,141
                 5.31.12.70  Other non-operat expenses (-)      28                     147,534          82,501
                 5.31.12.80  Price level restatement            29                      84,355          48,825
                 5.31.12.90  Exchange differences               30                    -236,591         196,004
           5.31.10.00 RESULTS BEFORE INCOME TAX AND
                      EXTRAORDINARY ITEMS                                              994,413       1,413,849
           5.31.20.00 INCOME TAX                                8                     -818,584        -652,110
           5.31.30.00 EXTRAORDINARY ITEMS                                                    0         975,800
           5.31.40.00 PROFIT (LOSS) BEFORE MINORITY
                      INTEREST                                                         175,829       1,737,539
           5.31.50.00 MINORITY INTEREST                                                      0               0
5.31.00.00 NET PROFIT (LOSS)                                                           175,829       1,737,539
5.32.00.00 Amortization of positive goodwill                                                 0               0
5.30.00.00 PROFIT (LOSS) FOR THE YEAR                           6                      175,829       1,737,539

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance:  Consolidated

DIRECT CASH FLOW STATEMENT                                      NOTE No.            03-31-02         03-31-01
      5.41.11.00  NET FLOW FROM OP. ACT.                                             7,074,847       9,822,018
         5.41.11.10  Collection from sales debtors                                  20,240,668      20,652,444
         5.31.11.20  Interests received                                                258,900         885,659
         5.31.11.30  Dividends & other distributions funds
                     received                                                           44,854          85,969
         5.31.11.40  Other income                                                      203,717             966
         5.31.11.50  Payments to suppliers & personnel (-)                          11,043,036       9,845,870
         5.31.11.60  Interest paid (minus)                                             487,014         948,870
         5.31.11.70  Income tax paid (minus)                                           825,269         777,754
         5.31.11.80  Other expenses                             32                      81,458         111,902
         5.31.11.90  V.A.T. & other taxes                                            1,236,515         119,085
      5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                    -1,907,245      -1,436,169
         5.41.12.05  Proceeds from share issue                                               0               0
         5.41.12.10  Loans received                                                          0               0
         5.41.12.15  Obligations with the public                                             0               0
         5.41.12.20  Secured loans from related companies                                    0               0
         5.41.12.25  Other loans from related companies                                      0               0
         5.41.12.30  Other financing resources                                               0               0
         5.41.12.35  Dividends paid (minus)                                          1,879,581       1,396,706
         5.41.12.40  Capital distributions (minus)                                           0               0
         5.41.12.45  Repayment of loans (minus)                                         18,766               0
         5.41.12.50  Payment of obligations with the
                     public (-)                                                              0               0
         5.41.12.55  Repayment of secured loans from rel
                     Co. (-)                                                                 0               0
         5.41.12.60  Repayment other loans from related
                     Co. (-)                                                             8,898               0
         5.41.12.65  Share issue payment (minus)                                             0               0
         5.41.12.70  Payment of issue publ oblig (minus)                                     0               0
         5.41.12.75  Other financing payments (minus)           32                           0          39,463
      5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                                1,456,189     -23,708,409
         5.41.13.05  Sale of fixed assets                                                2,562           3,371
         5.41.13.10  Sale of permanent investments                                           0               0
         5.41.13.15  Sale of other investments                                       4,931,553       1,258,617
         5.41.13.20  Proceeds secured loans to related
                     Comp.                                                                   0           5,763
         5.41.13.25  Proceeds other loans to related
                     companies                                                               0               0
         5.41.13.30  Other investment income                    32                   1,223,646         500,867
         5.41.13.35  Incorporation of fixed assets (minus)                           2,843,725       9,480,508
         5.41.13.40  Capitalized interests payment (minus)                                   0               0
         5.41.13.45  Permanent Investments                                                   0               0
         5.41.13.50  Investments in financial instruments
                     (minus)                                                         1,517,440      15,885,388
         5.41.13.55  Other loans to related companies
                     (minus)                                                             3,070          91,784
         5.41.13.60  Other loans to related companies
                     (minus)                                                               656           2,077
         5.41.13.65  Other distrib of funds on invest
                     activities (-)                             32                     336,681          17,270
         5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                              6,623,791     -15,322,560
         5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                          74,522         -24,108
         5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                 6,698,313     -15,346,668
         5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                       18,440,884      24,280,396
         5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                     25,139,197       8,933,728

                       INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30........Type of Currency:  Chilean pesos
1.00.01.40........Type of Balance:  Consolidated

CASH FLOW - INCOME STATEMENT RECONCILIATION                    NOTE No.            03-31-02        03-31-01
5.50.10.00  Profit (Loss) for the year                                                 175,829       1,737,539
5.50.20.00  Profit (Loss) in sale of assets                                               -738             -18
      5.50.20.10  (Profit) Loss in sale of fixed assets                                   -738             -18
      5.50.20.20  Profit in sale of investments (minus)                                      0               0
      5.50.20.30  Loss in sale of investments                                                0               0
      5.50.20.40  (Profit) Loss in sale of other assets                                      0               0
5.50.30.00  Non-cash losses (gains)                                                  6,890,868       2,852,522
      5.50.30.05  Depreciation for the year                     11                   2,114,814       1,714,611
      5.50.30.10  Amortization of intangibles                                          208,725          43,098
      5.50.30.15  Write-offs and provisions                                            807,454         349,976
      5.50.30.20  Accrued earnings from investments in
                  related companies (minus)                     14                     688,901         750,085
      5.50.30.25  Accured losses from investments in
                  related Co.                                   14                   4,190,814       3,283,252
      5.50.30.30  Negative goodwill amortization                16                      41,028         116,364
      5.50.30.35  Positive goodwill amortization (minus)                                     0               0
      5.50.30.40  Price level restatement                       29                     170,907         -48,825
      5.50.30.45  Net exchange difference                       30                     -25,325        -196,004
      5.50.30.50  Other non-cash credits to results (minus)                             -7,879       1,659,865
      5.50.30.55  Other non-cash debits to results                                      63,473               0
5.50.40.00  Changes in Assets affecting cash flow (incr)
            decreases                                                                1,971,363       2,203,685
      5.50.40.10  Debtors from sales                                                 1,218,347       2,780,209
      5.50.40.20  Inventory                                                            274,496        -393,601
      5.50.40.30  Other assets                                                         478,520        -182,923
5.50.50.00   Changes in liabilities affecting cash flow
             increases (decr)                                                       -1,962,475       3,028,290
      5.50.50.10  Accounts payable related to results for
                  the year                                                          -1,109,194         948,218
      5.50.50.20  Interests payable                                                     21,572         164,984
      5.50.50.30  Income tax payable (net)                                            -171,358         857,987
      5.50.50.40  Other accounts payable related to
                  non-oper results                                                    -675,275       1,176,304
      5.50.50.50  VAT and other taxes payable (net)                                    -28,220        -119,203
5.50.60.00  Profit (Loss) of minority interest                                               0               0
5.50.00.00  NET OPERATING CASH FLOW                                                  7,074,847       9,822,018

                 01. Registration in the Securities Register

1.   IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under N 061 and it is supervised by the Securities and Insurance Commission.

                       02. Applied Accounting Criteria

APPLIED ACCOUNTING CRITERIA

a)   Accounting Period

These financial statements correspond to the period between January 1 and March 31 of 2002 and 2001.

b)   Preparation basis of financial statements:

These individual financial statements as of March 31, 2002 and 2001 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V. S., with the former prevailing in case of discrepancies.

Investments in subsidiaries are recorded on one line in the general balance sheet at their net worth and, therefore, they have not been consolidated line by line. This treatment does not modify the net profit of the fiscal year or the net worth.

These financial statements have been issued only for purposes of making an individual analysis of the company and, in consideration thereof, they shall be read together with the consolidated statements, which are required by generally accepted accounting principles.

c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2001 fiscal year are presented updated according to non-accounting terms as of March 31, 2002 by 2.5%.

d)   Adjustment for Currency Devaluation (Price Level Restatement)

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2002 fiscal year, which was -0.4% (0.1% in 2001).

e)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                                 2001                 2000
                                                  Ch$                  Ch$
                                                 ----                 ----
U.S. Dollar                                      655.90               594.97
Pound Sterling                                   934.86               843.93
Swiss Franc                                      389.79               341.80
EURO                                             570.94               521.72
Unidad de Fomento                             16,197.66            15,813.07

f)   Marketable Securities and Time Deposits

Transactions in fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of March 31, 2002.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

g)   Inventory

Inventory of finished products has been valued as of March 31, 2002 and 2001 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

h)   Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.

i)   Fixed Assets

The fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until March 31, 2002 and 2001.

j)   Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.

k)   Assets in Leasing

None.

l)   Sales Transactions with Leaseback

None.

m)   Intangibles

At March 31, 2002 there are no intangibles; in the 2001 fiscal year there is a balance for trademarks.

n)   Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates (VPP), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission.

o)   Negative and Positive Investment Goodwill:

Negative and positive investment goodwill has arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Those values are amortized over a twenty-year period. At March 31, 2002 and 2001 there was no positive investment goodwill.

p)   Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

q)   Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.

r)   Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.

s)   Operating income

The company recognizes the income from its operations on an accrued basis according to generally accepted accounting principles.

t)   Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.

u)   Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.

v)   Research and Development Expenses

The companies do not show any expenses for this item.

w)   Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

                            01. Accounting Changes

     In the 2002 and 2001 period, there have not been any changes in the accounting criteria that affect the individual financial statements.

                          02. Marketable Securities

     At March 31, 2002 investments in stock are included in the amount of Th Ch$ 3,264,180; Th Ch$ 960,793 in Mutual Funds and Th Ch$ 52,678 in interests accrued for Bonds.

     Note No. 18 provides detailed information about the Fixed Rate Instruments classified in short and long term.

     At March 31, 2001 investments in stock in the amount of Th Ch$ 5,71761,878 and Th Ch$ 2,266,503 in PRC of the Central Bank have been included. CRISTALERIAS DE CHILE S.A.


NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION


Type of Security                                   Book Value
                                       03-31-2002             03-31-2001
                                       ----------             ----------

Stock                                   3,264,180              5,761,877
Bonds                                      52,678                      0
Mutual fund shares                      9,960,793                      0
Investment fund shares                          0                      0
Public tender promissory notes                  0              2,266,504
Mortgage bonds                                  0                      0

Total Marketable Securities            13,277,651              8,028,381

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                                     Market
                                                     Number of         Share       Unit Market     Investment      Corrected
R.U.T.                       Company Name              Shares       Percentage        Value           Value          Cost
------                       ------------              ------       ----------        -----           -----          ----
96.512.200-1          Bodegas y Vinedos Santa        56,208,005        8.8380         92.510        5,199,803      3,264,180
                      Emiliana S.A.

Value Investment Portfolio                                                                          5,199,803      3,264,180
Adjustment Reserve                                                                                                         0
Book value, Investment Portfolio                                                                                   3,264,180

                     03. Short-Term and Long-Term Debtors

At March 31, 2002 and 2001 there are balances of short-term debtors of Th Ch$ 16,967,928 (Th Ch$ 14,551,626 in 2001).

There is also a balance of Th Ch$ 179,489 for Long-Term debtors in 2002 (Th Ch$ 103,811 in 2001).

At March 31, 2002 and 2001 the company has established a reserve for bad debts of Th Ch$ 128,313 in 2002 (Th Ch$ 131,521 in 2001), which is deducted from Debtors for Sales.

The balance of Short-term Debtors is shown net the reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.

NOTE 5 -SHORT AND LONG TERM DEBTORS

                          Current Assets
                          --------------
                                                     Over 90 days                                                     Long Term
        Area               Up to 90 days             up to 1 year         Subtotal      Total Assets (net)            ---------
        ----               -------------             ------------         --------      ------------------
                      03-31-2002   03-31-2001  03-31-2002   03-31-2001                03-31-2002  03-31-2001  03-31-2002 03-31-2001
                      ----------   ----------  ----------   ----------                ----------  ----------  ---------- ----------
Debts from Sales       12,877,021   10,656,432   1,179,892    2,125,198   14,056,913   13,928,600   12,650,109         0          0
Estimate of
  non-collectable
  debt                          0            0           0            0      128,313            0            0         0          0
Documents
  receivable            2,552,715    1,331,339      36,435       43,436    2,589,150    2,589,150    1,374,775         0          0
Estimate of bad
  debtors                       0            0           0            0            0            0            0         0          0
Misc. debtors             425,289      500,043      24,889       26,699      450,178      450,178      526,742      179,489 103,811
Estimate of bad
  debtors                                                                                                                 0       0

                                                                        Total Long Term Debtors                     179,489 103,811

             04. Balances and Transactions with related entities

Balances receivable in the Short-Term as of March 31, 2002 and 2001 are composed of Th Ch$ 2,589,243 and Th Ch$ 2,835,381. In the Long-Term a balance is recorded of Th Ch$ 20,475,637 and Th Ch$ 2,842,463, respectively, which correspond to Th Ch$ 18,272,755 in 2002 for the sale of Rayen Cura S.A.I.C. stocks to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,128,111, which are payable within a maximum term of two years as of December 28, 2001, without interests and Th Ch$ 2,202,882 in 2002 8Th Ch$ 2,842,463 in
2001), which correspond to loans granted to Red Televisiva Megavision S.A.

Detail of outstanding credits from related companies:

1) Loan to Red Televisiva Megavision S.A.

Annual Rate 7.24%, UF adjustability


05.07.2002                17,000 UF             Th Ch$  275,360
05.07.2003                17,000 UF             Th Ch$  275,360
05.07.2003                17,000 UF             Th Ch$  275,360
05.07.2004                17,000 UF             Th Ch$  275,360
05.07.2004                17,000 UF             Th Ch$  275,360
05.07.2005                17,000 UF             Th Ch$  275,360
05.07.2005                17,000 UF             Th Ch$  275,360
05.07.2006                17,000 UF             Th Ch$  275,360
05.07.2006                17,000 UF             Th Ch$  275,360
05.07.2007                17,000 UF             Th Ch$  275,362

2)  Loan to Cristal Chile Comunicaciones S.A. UF adjustability

03.31.2002                838,822 UF            Th Ch$   13,587

3) There are balances for invoicing of Sales of bottles and services with the following related companies with expiration under 90 days:

                                                        Th Ch$
                                                        ------
S.A. Vina Santa Rita                                  1,798,759
Vina Los Vascos S.A.                                    176,199
Rayen Cura S.A.                                             137

Total                                                 1,975,095

4) Balances Payable in the Short-Term are in the amount of Th Ch$253,472 in 2002 and Th Ch$124,945 in 200a, which correspond to purchases of various materials.

For invoicing there are accounts payable of related companies for the following balances with expirations under 90 days:

                                                         Th Ch$
                                                         -------
S.A. Vina Santa Rita                                     200,491
Ediciones Financieras S.A.                                 3,699
Vina Los Vascos S.A.                                      15,890
Envases CMF S.A.                                              87
                                                         -------
TOTAL                                                    220,167

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES

DOCUMENTS AND ACCOUNTS
PAYABLE                      DOCUMENTS AND ACCOUNTS RECEIVABLE

          R.U.T.                             Company                            Short Term                      Long Term
          ------                             -------                            ----------                      ---------
                                                                        03-31-2002      03-31-2001     03-31-2002      03-31-2001
                                                                        ----------      ----------     ----------      ----------
86547900-K                   S.A. VINA SANTA RITA                          1,798,759       1,248,319              0              0
79952350-7                   RED TEL. MEGAVISION S.A.                        600,561         597,928      2,202,882      2,204,341
87941700-7                   VINA CARMEN S.A.                                      0         333,394              0              0
96721580-5                   CRISTACHILE COM. S.A.                            13,587          11,893              0              0
79534600-7                   VINA CENTENARIA S.A.                                  0           4,809              0              0
83032100-4                   SERV. Y CONS. HENDAYA S.A.                            0             504              0              0
96826870-8                   INMOBILIARIA DON ALBERTO S.A.                         0               0              0         36,613
89150900-6                   VINA LOS VASCOS S.A.                            176,199               0              0              0
0-E                          RAYEN CURA S.A. I.C.                                137               0              0              0
96972440-5                   CRISTALCHILE INVERSIONES S.A.                         0               0     18,272,755              0
96539380-3                   EDICIONES FINANCIERAS S.A.                            0              97              0              0
86881400-4                   ENVASES CMF S.A.                                      0         638,437              0        601,509

                             TOTAL                                         2,589,243       2,835,381     20,475,637      2,842,463

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

          R.U.T.                               Company                             Short Term                     Long Term
          ------                               -------                             ----------                     ---------
                                                                           03-31-2002     03-31-2001      03-31-2002     03-31-2001
                                                                           ----------     ----------      ----------     ----------
86547900-K                   S.A. VINA SANTA RITA                             200,491         76,755               0              0
89150900-6                   VINA LOS VASCOS S.A.                              15,890         15,674               0              0
87941700-7                   VINA CARMEN S.A.                                       0         15,107               0              0
96608270-4                   CIECSA S.A.                                       23,322         12,714               0              0
96539380-3                   EDICIONES FINANCIEROS S.A.                         3,699          3,704               0              0
90320000-6                   CIA. ELECTROMETALURGICA S.A.                           0            571               0              0
96972440-5                   CRISTALCHILE INVERSIONES S.A.                      9,983              0               0              0
86881400-4                   ENVASES CMF S.A.                                      87              0               0              0
79534600-7                   VINA CENTENARIA S.A.                                   0            420               0              0


                             TOTAL                                            253,472        124,945               0              0

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS

                                                                                   03-31-2002               03-31-2001
                                                              Description                Effect on                 Effect on
          Company               R.U.T.       Relationship    of Transaction   Amount      Earnings      Monto      Earnings
          -------               ------       ------------    --------------   ------      --------      -----      --------
                                                                                             (Debit/Credit)         (Debit/
                                                                                                                    Credit)
VINA CARMEN S.A.             87941700-7    Indirect subsidiary                        0            0      282,537      78,081
                                           Indirect subsidiary                        0            0       17,399           0
VINA CENTENARIA S.A.         79534600-7    Indirect subsidiary                        0            0        4,076       1,126
                                           Indirect subsidiary                        0            0          357           0
SERV. Y CONS. HENDAYA S.A.   83032100-4    Controlling stockholder              170,381            0      128,070           0
                                           Controlling stockholder              249,833     -249,833      168,294    -168,294
                                           Controlling stockholder                4,831        4,831        5,251       5,251
CLARO Y CIA.                 79753810-8    With the Chairman                      5,553       -5,553        1,942      -1,942
VAPORES S.A.                 90160000-7    Indirect affiliate                    12,265            0      218,574           0
VINA LOS VASCOS S.A.         89150900-6    Indirect affiliate                   165,933       43,230       86,953      24,030
                                           Indirect affiliate                    11,770            0       19,706           0
EDICIONES FINANCIERAS S.A.   96793770-3    Indirect affiliate                     3,135       -3,135        3,212      -3,212
QUEMCHI S.A.                 96640360-8    Indirect affiliate                     2,435        2,435        2,428       2,428
                                           Indirect affiliate                         0            0       51,250           0
                                           Indirect affiliate                         0            0       51,250           0
                                           Indirect affiliate                         0            0          156         156
CRISTALCHILE COMUNICACIONES  96721580-5    Subsidiary                                 0            0        3,313           0
                                           Subsidiary                                 0            0          116         116
                                           Subsidiary                                49          -49           23          23
BAYONA S.A.                  86755600-1    Controlling stockholder              177,376            0      133,328           0
INMOBILIARIA DON ALBERTO     96826870-8    Affiliate                                  0            0           99          99
NAVARINO S.A.                96566900-0    Indirect affiliate                     2,435        2,435        2,428       2,428
CIA. ELECTROMETALURGICA S.A. 90320000-6    Controlling stockholder              653,400            0      491,139           0
                                           Controlling stockholder                    0            0        1,051           0
CIECSA S.A.                  96608270-4    Subsidiary                                 0            0      103,322           0
                                           Subsidiary                               149          149           51         -51
S.A. VINA SANTA RITA         86547900-K    Subsidiary                         1,524,381      397,143    1,005,456     277,867
                                           Subsidiary                                 0            0        1,298       1,298
                                           Subsidiary                                 0            0        1,857       1,857
                                           Subsidiary                           190,535         -164       98,353        -754
RED TELEVISIVA MEGAVISION    79952350-7    Indirect affiliate                    49,840       49,840       46,843      46,843
S.A.                                       Indirect affiliate                    11,050      -11,050        7,519       7,519
ENVASES CMF S.A.             86881400-4    Affiliate                                  0            0       20,270      20,270
                                           Affiliate                                  0            0        3,327       3,327
                                           Affiliate                                 74          -74            0           0
RAYEN CURA S.A.I.C.          0-E           Affiliate                                  0            0       14,543       4,728

                                05. Inventory

The balance of the inventory item corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:

                                                 2002 Th Ch$       2001 Th Ch$
                                                 -----------       -----------
Finished Products                                  2,494,731         3,878,019
Raw Materials and Fuel                             1,991,688         1,287,276
Materials and spare parts to be consumed           1,216,761         1,085,981
Materials in transit                                 347,432           533,348
                                                   ---------         ---------
TOTAL                                              6,050,612         6,784,624

                     06. Deferred taxes and income taxes

A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

         Estimated amortization periods of deferred taxes have been estimated on the average at 1.8 years for Short-Term Assets, 4.1 for Long-Term Assets, and 14.4 for Long-Term Liabilities.

B)   INCOME TAX

         The Company established tax provisions of 16% of First Cateogry Income Tax in 2002 and 15% in 2001, and 35% as single tax under Art. 21, for the 2001 and 2000 fiscal years.

         Credits against taxes are shown deducting the payable obligation.

         The itemized list is the following:

                                                   2002                2001
                                                  Th Ch$              Th Ch$
                                                  ------              ------
Fiscal year income tax reserve                   (664,308)           (674,225)
Single tax reserve                                 (3,290)             (3,315)
                                                ---------           ---------
SUBTOTAL                                         (667,598)           (677,540)

Credits:
Monthly reserve payments                          840,868             856,115
Training expenditures                                   0               4,755
Credit from donations                                   0               1,575
Recoverable VAT                                         0           1,166,120
                                                ---------           ---------
CREDIT SUBTOTAL                                   840,868           2,028,565
INCOME TAX TOTAL

Taxes to be Recovered

VAT Tax Credit previous fiscal yr               1,163,207             303,443
                                                ---------           ---------
TOTAL TAXES TO BE RECOVERED                     1,336,477           1,654,468

C)   TAXABLE PROFIT FUND

     The company showed taxable profits to be distributed:

Generated as of 12.31.1983:                     2001 Thou Ch$   2000 Thou Ch$
                                                -------------   -------------
Profit adjustment                                   1,839,146       1,894,588

Generated since 01.01.1984:
Without Credit                                      2,575,869         153,292
With 10% First Category Credit                         79,070         510,143
With 15% First Category Credit                     97,171,878      92,601,264
With 15% Additional Rate Credit                           713             713
With 16% First Category Credit                      3,552,709               0
                                                  -----------      ----------
SUBTOTAL TAX PROFITS                              103,380,239      93,265,414
    Non-income revenues                             6,572,216       6,570,755
TOTAL EARNINGS                                    109,952,455      99,836,169


CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

                                                       2002            2001
                                                        M$              M$
                                                       ----            ----

Year's income tax reserve                            -664,308        -674,225
Reserve corporate tax                                   -3290           -3315
                                                    ---------       ---------
Sub Total                                            -667,598        -677,540

Credits:
Monthly social security payments                      840,868         856,115
Training expenditures                                       0           4,755
Donations                                                   0           1,575
Prepayment gains tax                                        0       1,166,120
                                                    ---------       ---------
Sub Total Credits                                     840,868       2,028,565

Income tax to be recovered
Income credit, previous year                        1,163,207         303,443
                                                    ---------       ---------

Total taxes to be recovered                         1,336,477       1,654,468
                                                    ---------       ---------

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                    03-31-2002                                          03-31-2001
Item                            Asset Deferred Tax      Liability Deferred Tax      Asset Deferred Tax     Liability Deferred Tax
                              Short term   Long Term    Short Term   Long Term    Short Term   Long Term   Short Term    Long Term
                              ----------   ---------    ----------   ---------    ----------   ---------   ----------    ---------
Temporary Differences
Reserve non-collectable
  accounts                        20,530           0             0            0       19,728           0            0            0
Expected revenue                       0           0             0            0            0           0            0            0
Vacation reserve                  34,759           0             0            0       36,685           0            0            0
Amortization intangibles               0           0             0            0            0           0            0            0
Leased assets                          0           0             0            0            0           0            0            0
Manufacturing expenses                 0           0             0            0            0           0            0            0
Fixed asset depreciation               0           0             0    4,091,264            0           0            0    3,168,235
Severance                          1,724      32,759             0            0        1,360      25,842            0            0
Other events                           0      94,947             0            0            0      81,523            0            0
Packaging reserve                212,756           0             0            0      178,658           0            0            0
Machinery repair reserve         163,775           0             0            0       51,198           0            0            0
Furnace repair reserve           178,405     544,631             0            0            0     869,183            0            0
Spare parts obsolescence
  reserve                         93,445           0             0            0       20,562           0            0            0
Refractories obsolescence
  reserve                          6,335           0             0            0        5,914           0            0            0
Deferred customs duties           24,736           0             0            0            0           0            0            0
Unrealized profit, building
  sale                                 0       1,554             0            0            0      16,448            0            0
Accumulated depreciation
  automobiles                          0       5,568             0            0            0       5,565            0            0
Fixed asset, molds                     0           0             0      262,410            0           0            0      141,778
OTHERS
Complementary accounts-net
 amortization                     15,736     131,141             0    2,699,536       88,785     356,199            0    2,748,194
Valuation reserve                      0           0                                       0           0
Total                            720,729     548,318             0    1,654,138      225,320     642,362            0      561,819
                              ----------   ---------    ----------    ---------   ----------   ---------   ----------    ---------

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

                                  INCOME TAX

             ITEM                                   03-31-2002       03-31-2001

Current tax costs (tax reserve)                       -664,308         -677,539
Adjustment tax cost (previous year)                          0                0
Effect on assets or liabilities from
  deferred tax of fiscal year                         -116,741            8,818
Tax benefit from tax losses                                  0                0
Effect of amortization of complementary
  accounts of deferred assets and liabilities          -37,535           16,611
Effect on assets or liabilities of deferred
  tax for changes in evaluation reserve                      0                0
Other debits or credits in the account                       0                0

Total                                                 -818,584         -652,110

       07. Short-term and long-term leasing contracts and leasing assets
(note required only for leasing companies defined in circular No. 939 of 1990).

There are no elements for this item.

                           08. Other current assets

As of March 31, 2002, investments in financial instruments with resale agreements, valued as stated in note 2 p) for Th Ch$2,042,359 are included under this heading.

In March 2001 there was a balance of Th Ch$3,327,371 for investments in Financial Institutions with resale agreement, and a balance of Th Ch$1,902,329 for Future Contracts.

      09. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 11 - INFORMATION ON OPERATIONS WITH PURCHASE COMMITMENT, SALE COMMITMENT, BUY BACK AND RESELL BACK AGREEMENTS FOR NEGOTIABLE SECURITIES PURCHASE (CV) AND SALE (CV) OPERATIONS

               Dates
         ---------------                                Original        Price                                     Market
Code     Start       End          Counterpart      Currency     Set     Rate    Final Value   Document ID         Value
----     -----       ---          -----------      --------     ---     ----    -----------   -----------         -----
CV    03.25.2002  04.01.2002   BANCO DE CREDITO E  Pesos     1,265,000   0.39    1,266,151   Zero Central Bank  1,265,987
                                  INVERSIONES
CV    03.27.2002  04.01.2002   BANCHILE            Pesos       776,000   0.36      776,466   PRC & Others         776,372

                               10. Fixed Assets

Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of March 31, 2002 and 2001.

The items that make up the Company's fixed assets as of March 31, 2002 and 2001 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment.

Technical Reappraisal and Adjustment of Accounting Values

The company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations

The charge against results for this item is Th Ch$2,114,814 in 2002 and Th Ch$1,714,611 in 2001.

The detail is shown on an attached chart.

NET ASSETS

                                                   2002              2001
                                                  Th Ch$            Th Ch$
                                                  ------            ------
LAND
Land & mining claims                             1,440,857         1,815,934
Subtotal land                                    1,440,857         1,815,934
Depreciation Mining Claims
Accrued
For the fiscal year
Subtotal dep.                                            0                 0
*Subtotal land                                   1,440,857         1,815,934

CONSTRUCTIONS & INFRASTRUCTURE

High rises and industrial const.                12,305,503        10,938,850
Facilities                                       4,520,524         4,480,921
Housing developments                                25,097            25,077
*                                               16,850,624        15,444,848

MACHINERY & EQUIPMENT
Furnaces                                        36,187,904        29,012,154
Machinery                                       51,596,512        41,108,327
Tools                                              341,626           340,995
Furniture and Materials                          1,642,333         1,548,900
Vehicles                                           201,615           195,018
*                                               89,969,990        72,205,393

DEPRECIATION
Accrued                                        -38,393,354       -36,729,011
For the fiscal year                             -1,872,205        -1,453,121
Subtotal depreciation                          -40,265,559       -38,182,132

Subtotal machinery & equip                      49,704,431        34,023,262

OTHER FIXED ASSETS
Spare parts                                      4,543,559         4,732,651
Imports in transit                               1,224,006        11,488,410
Works underway                                   2,279,114         7,521,339
Lots in Pirque and Leyda                           454,776           454,399
Other                                              368,654           388,009
Subtotal other assets                            8,870,109        24,584,808

TOTAL FIXED ASSETS                             117,131,580       114,050,983
TOTAL ACCRUED DEPREC.                          -45,345,588       -43,031,745
TOTAL DEPREC FOR YEAR                           -2,071,245        -1,632,413
TOTAL NET FIXED ASSETS                          69,714,747        69,386,826

          TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                                   2002              2001
                                                  Th Ch$            Th Ch$
                                                  ------            ------
LAND
Land                                               299,376           298,976

DEPRECIATION
Accrued prior fiscal years                                                 0

Subtotal land and mining claims net                299,376           298,976

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial constructions          5,986,133         5,981,045
Facilities                                         424,633           439,694

Subtotal Constructions                           6,410,766         6,420,739

DEPRECIATION
Accrued prior fiscal years                      -4,830,803        -4,642,677
For the fiscal year                                -49,925           -49,884
Subtotal depreciations                          -4,880,728        -4,692,561

Subtotal constuctions net                        1,530,038         1,728,179

MACHINERY AND EQUIPMENT
Furnaces                                           506,774         1,706,777
Machinery                                          970,022         1,737,964
Tools                                               52,341            52,298
Furniture and materials                             13,906            13,895

Subtotal machinery & equipment                   1,543,043         3,500,934

DEPRECIATION
Accrued prior fiscal years                      -1,543,043        -3,371,671
For the fiscal year                                                  -32,315
Subtotal depreciation                           -1,543,043        -3,403,986

Subtotal machinery & equip                               0            96,948

Total Net Technical Revaluation                  1,829,414         2,124,102

TOTAL                                            8,253,185        10,200,649
TOTAL ACCRUED DEPREC.                           -6,373,846        -8,014,348
TOTAL DEPREC FOR YEAR                              -49,925           -82,199

                                                 1,829,414         2,124,102

                    11. Sales transactions with leaseback

These type of transactions were not carried out as of March 31, 2002 and 2001.

                     12. Investments in related companies

The Company has valued its investments in related companies according to the norms indicated in note 2 n).

CIECSA S.A.

On April 20, 2000 the Shareholders of Ciecsa S.A. agreed to increase company capital in the equivalent to UF 359,921 by issuing 343,750,000 shares that were fully subscribed by Cristalchile. Of such subscription, the company has paid 288,250,000 shares for an amount of UF 301,093.05 totaling a stake of 98.12% in the subsidiary.

ENVASES CMF S.A.

On June 29, 2001 a Special Stockholders Meeting of Crowpla Reicolite S.A. was held where agreement was reached to increase the company's capital to Th Ch$26,220,314,772 divided into 56,000 shares, by capitalizing Th Ch$1,755,219 from the Revaluation and Retained Earnings Fund, with the issue of 29,000 cash shares equivalent to Th Ch$ 15,648,300.

Andina Inversiones Societarias S:A. subscribed and paid for 28,000 shares of this issue, worth Th Ch$ 15,149,749.

Cristalerias de Chile S.A. subscribed and paid for 1,000 shares worth Th Ch$ 498,552.

With the operations referred to above, the shareholding of Cristalerias de Chile S.A. totals 28,000 shares, representing 50% of the equity of Crowpla-Reicolite S.A.

The reduction in the percentage of Cristalchile's share in the equity of Crowpla Reicolite S.A. as of June 30, 2001 produced a positive variation in the calculation of the VPP of Th Ch$ 1,989,949 adjusted, which is included in Other Non-Operating Income.

Subsequently the company's name was modified to Envases CMF S.A.

CRISTALCHILE INVERSIONES S.A.

This company was created on December 11, 2001 with the participation of Cristalerias de Chile S.A., which holds a 99.99% stake and the subsidiary CIECSA S.A. with a 0.01% stake.

On December 28, 2001, the company sold to its subsidiary Cristalchile Inversiones S.A., the investment it had in Rayen Cura S.A.I.C., a company established in the city of Mendoza, Argentina in Th Ch$18,340,577. The operation had no effect on results.

According to the provisions in Circular Letter 81 of the SVS dated 01/22/02, the subsidiary adjusted the financial statements of Rayen Cura S.A.I.C. as of December 31, 2001, considering a rate of exchange of 1.7 Argentine pesos per US dollar, although no devaluation of the Argentine pesos with respect to the dollar was recorded in the accounts in Argentina.

As of March 31, 2002, the financial statements of Rayen Cura S.A.I.C. has acknowledged an exchange rate of 2.9 Argentine pesos per US dollar. On its part the subsidiary Cristalchile Inversiones S.A., has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the devaluation from $1.7 to $2.9 per dollar.

The accounting charge against results, as a consequence of the devaluation of the Argentine peso totaled Th Ch$1,709,343 as of March 31, 2002..

CRISTALERIAS DE CHILE S.A.

NOTE 14 -  INVESTMENTS IN RELATED COMPANIES BREAKDOWN OF
INVESTMENTS

                                                                                  Shareholder          Company
                                                   Investment                     (Percentage)          Equity
                                     Country of      Control     Number of   ---------------------    ----------
    R.U.T.            Company          Origin       Currency      Shares     03-31-2002  03-31-2001   03-31-2002   03-31-2001
    ------            -------          ------       --------      ------     ----------  ----------   ----------   ----------
                Cristalchile
96721580-5      Comunicaciones S.A. Chile         Peso          101,213,160     99.9980     99.9900   75,946,786   82,856,193
                S.A. Vina Santa
86547900-K      Rita S.A.           Chile         Peso          493,959,797     54.0970     56.0600   71,021,718   65,559,028
86881400-4      Envases CMF S.A.    Chile         Peso               28,000     50.0000     99.9900   28,793,387   10,992,436
0-E             Rayen Cura S.A.     Argentina     Dollar                  0      0.0000     40.0000            0   27,632,061
966088270-4     Ciecsa S.A.         Chile         Peso          597,401,305     98.2105     96.6000    9,778,108    8,506,712
                Inmobiliaria Don
96826870-8      Alberto S.A.        Chile         Peso                3,817     38.1700     38.1700        1,296      413,386
                Constructora
96767580-6      Apoger S.A.         Chile         Peso              800,000     80.0000     80.0000       47,679    1,167,740
                Inmobiliaira
96628620-2      Richelieu S.A.      Chile         Peso                   70      0.0000      7.0000            0       19,561
                Cristalchile
96972440-5      Inversiones S.A.    Chile         Peso                9,999       99.99      0.0000   -1,378,726            0
                TOTAL

                   Net               Result of                                    Income not                   Book value
                 Income               Accrual                  VPP                 Realized                  of Investment
    R.U.T.    03-31-2002  03-31-2001  03-31-2002 03-31-2001  03-31-2002  03-31-2001  03-31-2002 03-31-2001  03-31-2002  03-31-2001
    ------    ----------  ----------  ---------- ----------  ----------  ----------  ---------- ----------  ----------  ----------
96721580-5    -2,391,329  -2,417,262  -2,391,282 -2,417,214  75,945,267  82,854,555           0          0  75,945,267  82,854,555
86547900-K     1,016,538     963,805     549,916    521,390  38,420,619  35,465,474           0          0  38,420,619  35,465,474
86881400-4       277,969     146,311     138,984    145,263  14,396,694  10,990,814           0          0  14,396,694  10,990,814
0-E                    0     208,567           0          0           0  11,052,824           0          0           0  11,052,824
966088270-4     -251,541    -874,907    -247,041   -858,584   9,603,129   8,347,576    -267,800   -299,136   9,335,329   8,048,440

96826870-8        -1,526      -7,512        -583     -2,868         495     157,790           0          0         495     157,790

96767580-6          -504      -5,733        -403     -4,586      38,143     934,192           0          0      38,143     934,192

96628620-2             0          59           0          5           0       1,369           0          0           0       1,369

96972440-5    -1,551,660           0   -1,551,505         0           0           0                                  0           0
                                                            138,404,347 149,804,594    -267,800   -299,136 138,136,547 149,505,458

                      13. Investments in other companies

14.  At March 31, 2002 and 2001 there are no investments in other companies.

                          16. Goodwill Amortization

NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Ciecsa S.A., and Envases C.M.F. S.A., have produced negative goodwill whose net balance to be amortized as of March 31, 2002 totaled Th Ch$ 2,099,226 (Th Ch$7,502,048 in 2001).

CRISTALERIAS DE CHILE S.A.

NOTE 16 - SHORTFALL AND GOODWILL ON INVESTMENTS

                                          03-31-2002                       03-31-2001
                                          ----------                       ----------
                                       Amount Amortiz.     Shortfall     Amount Amortiz.    Shortfall
    R.U.T.        Company Name           this period         Value         this period        Value
    ------        ------------           -----------         -----         -----------        -----
96608270-4     Ciecsa S.A.                  29,018        1,479,924           28,994       1,594,673
86881400-4     Envases CMF S.A.                  0                0            6,624         125,856
0-E            Rayen Cura S.A.                   0                0           69,132       5,114,344
86547900-K     S.A. Vina Santa Rita         12,010          619,302           11,614         667,175
               TOTAL                        41,028        2,099,226          116,364       7,502,048

                               15. Intangibles

At March 31, 2002 there are no values for these items, in March 2001 there is a value of Th Ch$ 2,600 corresponding to a trademark.

                              16. Other (Assets)

As of March 31, 2002, the following is included in Other Long-term Assets:

1. The sum of Th Ch$9,059,690 for sale of Bonds of Celulosa Arauco equivalent to US$13,420,000, at a rate of 6.95% annual with maturity on September 15, 2005. This value includes the amount of Th Ch$ 257,512 for the premium paid for their purchase, which will be amortized in the Bond's same term.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments, therefore no negative adjustment has been made to the market value which at March 31, 2002 totals Th Ch$130,625.

2. In addition the amount of Th Ch$200,624 for prepaid interests of Deferred Custom duties in included.

As of March 31, 2001, there was a balance of Th Ch$133,094 for a difference in favor of Cristalerias de Chile S.A., in future contracts in foreign currency with long-term maturity.

       17. Short-term liabilities with banks and financial institutions

a)   Short-term liabilities with Banks and Financial Institutions (5.21.10.10).

     As of March 31, 2002 and 2001, there are not short-term bank obligations.

b)   Long-term obligations with Banks and Financial Institutions (5.21.10.20).

     A list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.

NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM


                                                   Type of Currency and Readjustment Index
                                                                                              Other Foreign
     R.U.T.               Bank or Financial    Dollars            Euros          Yen            Currencies   U.F.
                             Institution    03-31-2002 03-31-2001 03-31- 03-31- 03-31- 03-31- 03-31- 03-31- 03-31- 03-31-
                                                                  2002   2001    2002  2001   2002   2001   2002   2001
Short term (code:  5.21.10.10)
Long Term - Short Term (code:  5.21.10.20)


97036000-K        Banco Santiago                     0     35,655     0      0      0      0      0      0      0      0
0-E               J.P Morgan Chase Bank     18,838,385    164,320     0      0      0      0      0      0      0      0
                  Others                             0          0     0      0      0      0      0      0      0      0
                  TOTAL                     18,838,385    199,975     0      0      0      0      0      0      0      0

                  Capital amount due        18,740,000    199,975     0      0      0      0      0      0      0      0

                  Average annual interest
                   rate                          3.375       7.47     0      0      0      0      0      0      0      0


                  Percentage oblig. foreign curr. (%)    100.0000
                  Percentage oblig. foreign curr. (%)      0.0000




  $ Non adjustable       Total

03-31-2002 03-31-2001    03-31-2002      03-31-2001



         0         0              0          35,655
         0         0     18,838,385         164,320
         0         0              0               0
         0         0     18,838,385         199,975

         0         0     18,740,000         199,975


         0         0              0               0


                        18. Other Current Liabilities

 As of March 31, 2002 there is a balance of Th Ch$ 3,518,931 in Other Current Liabilities as detailed in note 34.

         19. Long term liabilities with banks and financial institutions

The obligations with banks and financial institutions are presented on the charts attached.

CRITALERIAS DE CHILE S.A.

NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

       Institution                        Maturity Years                                     Closing date             Closing date
                                                                                             Current period         Previous period
         Bank or          Adjustment   From 1      From 2  From 3 From 5 More than 10 years Total Long-Term Average Total Long-Term
R.U.T.  Financial          index       to 2         to 3    to 5   to 10  Amount    Term      at closing of annual   at closing of
      Institution        currency                                                             Financial     interest   Financial
                                        M$           M$      M$       M$     M$               Statements      rate     Statements

0-E Chase Manhattan Bank Dollars    18,740,000 18,740,000 9,370,000    0     0      2,005      46,850,000    3.375%     60,984,425
                         Euros               -          -         -    -     -          -               -        -               -
                         Yen                 -          -         -    -     -          -               -        -               -
                         UF                  -          -         -    -     -          -               -        -               -
                         Non-adj.CH$         -          -         -    -     -          -               -        -               -
                         Others              -          -         -    -     -          -               -        -               -
          Total                     18,740,000 18,740,000 9,370,000    -     -          -      46,850,000               60,984,425


Porcentaje de obligaciones en moneda extranjera    100.00%
Porcentaje de obligaciones en moneda nacional        0.00%

          20. Short-term and long-term obligations with the public
                      (promissory notes and bonds)

21.  As of March 31, 2002 and 2001, there are no obligations with the public.

                       21. Reserves and Write-offs

Reserves:

As of March 31, 2002, the Company has short-term reserves of Th
Ch$6,445,196 and Th Ch$3,426,900 in 2001.

In the Long-term, reserves are recorded of Th Ch$6,902,679 and Th Ch$8,570,244 respectively.

Bad Debt Reserves:

The Company has established a reserve for bad debts of Th Ch$128,313, and Th Ch$ 131,521, respectively, as of March 31, 2002 and 2001.

This reserve is deducted from the balance of debtors from sales.

No charges have been made against the reserve in the 2002 and 2001 fiscal years.

Vacation Reserve:

The company has established a reserve for the total cost of vacations pending as of March 31, 2002 and 2001, as established in Technical Bulletin No. 47 of the Accountants Association of Chile. The net balance for this item is Th Ch$ 220,955 as of March 31, 2002 (Th Ch$ 244,564 in 2001).

Reserve for Furnace Reconstruction:

This reserve is established throughout the useful lives of the refractories of each smelting furnace so their repair will not have a distorting effect on the results for the fiscal year in which the repairs are made.

The Company has established a reserve for this item in the amount of Th Ch$4,413,876 and Th Ch$5,665,415 as of March 31, 2002 and 2001, respectively.

An itemized list of the amounts provided is shown in the attached chart.

Other Reserves:

A reserve is recorded in the amount of Th Ch$176,523 (Th Ch$176,510 in 2001) for the obsolescence of refractory bricks and spare parts, which is deducted from the relevant assets.

Cristalerias de Chile S.A.

Note  Reserves and Write-offs                03/31/2002         03/31/2001
Individual

Board Share                                       7,033             69,501
Board Share Prior Fiscal Year                   710,824            698,732
Legal Bonus                                     (27,833)           (23,123)
Provision Indirect Cost                         218,291            203,341
Furnace Reconstruction                        1,115,030            587,991
Machinery Repair                              1,007,849            341,317
Severance Pay                                   138,656            155,228
Packing for Client Return                     1,142,646          1,135,682
Legal Holiday                                   220,955            244,564
Reserve Spare Parts                             446,387                  0
Reserve Subsidiary Losses                     1,378,588                  0
Other Reserves                                   86,770             13,667

Short Term                                    6,445,196          3,426,900

Severance Pay                                 3,603,833          3,492,821
Furnace Reconstruction                        3,298,846          5,077,423

Long-Term                                     6,902,679          8,570,244

                             22. Severance Payments

The reserve for severance payments to personnel is included at its current value, as expressed in note 2 r). In 2002 it totals Th Ch$3,742,489 (Th$3,648,049 in 2001)

As of March 31, 2002, the parent company has paid severance payments of Th Ch$20,941 chargeable against the reserve. In the 2001 Fiscal Year no charges have been made for this item.

                             23. Other long-term liabilities

As of March 31, 2002 and 2001 there are no balances for this item.

                             24. Minority interest

Not applicable to individual financial statements.

                            25. Changes in equity

a.   Activity in 2002 and 2001

     The activity of the capital and reserve accounts in the fiscal years ended in March 31, 2002 and 2001, are shown in the attached charts.

     The detail of this item is as follows:

                                                          2002                   2001
                                                         Th Ch$                 Th Ch$

Future capital increases                                4,095,904             3,770,068
Reserve for adjustment of value of fixed assets         1,829,414             2,150,340
Adjustment for conversion difference in
 investment in Rayen Cura S.A.I.C.                      2,293,616             1,178,189
Difference VPP Sodex                                     (208,960)             (208,787)
                                                     ------------            -----------

TOTAL OTHER RESERVES                                    8,009,974             6,889,810

Accumulated Deficit for the Development Period


The negative variation in equity experimented by the company results from the application of the VPP method carried out by CIECSA S.A. in its subsidiary Simetral S.A., which was in a stage of development until December 31, 2001, and its expenditures correspond to pre-operating activities. In accordance with provisions in Circular Letter 981 of the Insurance and Securities Commission, this deficit is treated as an accumulated loss.

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NET WORTH

                                               Reserve    Premium               Reserve                           Devel.     Fiscal
                                     Paid-in   capital   in sale of   Other      Future   Accumulated Provisional Period      Year
                                     Capital revaluation   shares    Reserves   Dividends   Results   Dividends   Deficit    Result


Balances as of 03-31-2002

Initial balance                  62,863,356          0   26,794,558 7,942,919 102,798,113          0        0  (123,129)          0
Distribution result previous
 fiscal year                              0          0            0         0           0 17,770,611        0          0          0
Final dividend previous fiscal
 year                                     0          0            0         0           0 (4,657,728)       0          0          0
Capital increases with cash
 stock issue                              0          0            0         0           0          0        0          0          0
Reserves and/or Profits
 Capitalization                           0          0            0         0           0          0        0          0          0
Development period Accumulated
 deficit                                  0          0            0         0           0          0        0          0          0
Accumulated conversion
 difference adjustment                    0          0            0    98,828           0          0        0          0          0
Eventual Dividend                         0          0            0         0           0          0        0          0          0
Owner's equity Revaluation                0   (251,453)    (107,180)  (31,773)   (411,190)   (52,451)       0        493          0
Fiscal Year Result                        0          0            0         0           0          0        0          0    175,829
Provisional Dividends                     0          0            0         0           0          0        0          0          0
Final balances                   62,863,356   (251,453)  26,687,378 8,009,974 102,386,923 13,060,432        0   (122,636)   175,829
Balances as of 03-31-2001
Initial balance                  60,973,187          0   25,998,901 6,166,094  91,287,846          0        0   (107,536)         0
Distribution result previous
 fiscal year                              0          0            0         0           0 17,042,239        0          0          0
Final dividend previous fiscal
 year                                     0          0            0         0           0 (4,156,672)       0          0         0
Capital increases with cash
 stock issue                              0          0            0         0           0          0        0          0          0
Reserves and/or profit
 Capitalization                           0          0            0         0           0          0        0          0          0
Development period accumulated
 deficit                                  0          0            0         0           0          0        0    (55,488)         0
Accumulated conversion difference
 adjustment                               0          0            0   549,506           0          0        0          0          0
Eventual Dividend                         0          0            0         0           0          0        0          0          0
Owner's equity revaluation                0     60,973       25,988     6,166      91,288     12,885        0       (108)         0
Fiscal Year Result                        0          0            0         0           0          0        0          0  1,695,160
Provisional Dividends                     0          0            0         0           0          0        0          0          0
Final balances                   60,973,187     60,973   26,024,889 6,721,766  91,379,134 12,898,452        0   (163,132) 1,695,160
Updated balances as of 3/31/01   62,497,517     62,496   26,665,262 6,889,810  93,663,612 13,220,914        0   (167,210) 1,737,539

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NETWORTH - DEFICIT ACCUMULATED IN DEVELOPMENT PERIOD OF SUBSIDIARY


                                                     AMOUNT
    RUT                  COMPANY                   FISCAL YEAR           ACCUMULATED              COMMENTS
------------        ---------------                -----------           -----------        ---------------------
96.939.140-6        SIMETRAL S.A.                    122,636                 122,636        IN DEVELOPMENT PERIOD

CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN EQUITY - NUMBER OF SHARES

                                                                                           No.
                                        No.                       No.                    SHARES
                                       SHARES                   SHARES                WITH VOTING
        SERIES                       SUBSCRIBED                  PAID                    RIGHT
-------------------                 ------------              ----------             -------------
SINGLE                               64,000,000               64,000,000              64,000,000




CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

                                                     SUBSCRIBED                PAID-IN
                    SERIES                             CAPITAL                 CAPITAL
----------------------------------------          -------------           ------------

SINGLE                                               62,863,356             62,863,356

                 26. Other Non-operating Income and Disbursements

As of March 2002 non-operating income totaled Th Ch$92,445 in 2002 and Th Ch$ 86,272 in 2001.

Non-operating disbursements amounted to Th Ch$147,534 in 2002 and Th Ch$82,501 in 2001.


NOTE 28: NON-OPERATING INCOME AND EXPENSES
         INDIVIDUAL

                                                                                 2002              2001
                                                                               --------          --------
                                                                               Thou Ch$          Thou Ch$

Material Sales                                                                   6,789             6,515
Lease of Offices and Business Premises                                          53,793            69,027
Miscellaneous Income                                                            23,984             2,860
Amortization of Unrealized Income                                                7,879             7,872

Total Non-Operating Income                                                      92,445            86,273


Professional advisory services                                                 155,068            76,427
Insurance                                                                        3,874             2,607
Other expenses                                                                 -11,408             3,467

Total Non-Operating Expenses                                                   147,534            82,501

                             27. Price-level Restatement


As a result of the application of price-level restatement as described in Note 2 d), a net credit to results was generated in the 2002 and 2001 fiscal year of Th Ch$84,355 and Th Ch$92,445, respectively.

CRISTALERIAS DE CHILE S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                                               Adjustability
Assets (Debits)/Credits                                            Index          03-31-2002        03-31-2001
                                                               -------------      -------------     -----------

Inventory                                                           IPC              (61,846)           19,763
Fixed Asset                                                         IPC             (283,991)           53,585
Investments in Related Companies                                    IPC             (571,391)           12,826
Marketable Securities                                               IPC              (13,078)           11,919
Time Deposits                                                       IPC                   --             4,115
Short Term Debtors                                                  IPC                 (640)              205
Accounts Receivable Related Companies                               IPC              (84,426)            3,212
Long-Term Debtors                                                   IPC                 (243)              367
Other Non-Monetary Assets                                           IPC               (1,964)          174,128
Expense and Cost Accounts                                           IPC               (2,901)           (8,315)
Total (Debits)/Credits                                                            (1,020,480)          271,805

Liabilities (Debits)/Credits

Net Worth                                                           IPC              853,555          (202,124)
Short-Term Bank Loans                                               IPC               74,853                --
Accounts Receivable Related Companies                               IPC                  149                51
Short-Term Reserves                                                 IPC               (4,500)           (5,245)
Long-Term Bank Loans                                                IPC              187,083                --
Long-Term Creditors                                                 IPC                  231              (163)
Long-Term Reserves                                                  IPC              (15,684)          (28,681)
Non-Monetary Liabilities                                            IPC                4,193                --
Income Accounts                                                     IPC                4,975            13,182
Total (Debits)/Credits                                                             1,104,855          (222,980)

(Loss) Profit From Adjustment For Price Level Restatement                             84,355            48,825

                        28. Difference in Exchange


A net charge against results was made because of exchange rate difference of Th Ch$236,591 in 2002 and a net credit of Th Ch$196,004 in 2001.

According to the provisions in Circular Letter 1560 of the SVS of 09/20/2001, the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the effect of inflation is presented in this item.

Further information is shown on the table attached.

CRISTALERIAS DE CHILE S.A.

NOTE 30:  EXCHANGE DIFFERENCES

Item                                                                                           Amount
                                                                                    ------------------------------
                                                                  Currency          03-31-2002          03-31-2001
                                                                  --------          ----------          ----------
Current Assets                                                    Dollars                   429              3,678
Time Deposits                                                     Dollars               (10,093)           604,296
Inventory                                                         Dollars               (12,361)            90,560
Other Assets                                                      Dollars                 9,508            517,440

Total (Debits) Credits                                                                  (12,517)         1,215,974

Short-Term Bank Loans                                             Dollars              (106,547)            (1,254)
Notes Payable                                                     Dollars               (48,153)          (540,257)
Notes Payable                                                  Other Currency             5,193             (8,002)
Sundry Debtors - Long Term                                        Dollars                    --             (2,157)
Long-Term Bank Loans                                              Dollars               (66,170)          (331,576)
Short-Term Reserves                                               Dollars                (1,887)                --
Long-Term Reserves                                                Dollars                (4,601)          (136,724)
Sundry Creditors - Long Term                                      Dollars                (1,909)                --

Total (Debits) Credits                                                                 (224,074)        (1,019,970)

(Loss) Profit From Exchange Difference                                                 (236,591)           196,004

                          29. Extraordinary Items


As of March 31, 2001, a partial reversion of the reserve for the repair of Furnace C was acknowledged in the amount of Th Ch$975,800, net of taxes.

As of March 31, 2002, there are no transactions for this item.

       30. Expenses incurred in the sale of shares and debt instruments

As of March 31, 2002 and 2001, there are no expenses recorded in this item.

                            31. Cash Flow Statement

An itemized list is included in the attached chart.

CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT

1.  The following it the detail of the item: OTHERS:

                                                                          2002                   2001
                                                                        --------               --------
                                                                         Th Ch$                  Th Ch$

541.11.80          Other expenses paid
                   Exchange difference                                  62,527                  93,250
                   Donations                                            18,853                  11,174
                   Other expenses                                           73                   7,478
                     Total                                              81,458                 111,902

541.13.15          Sale of other investments
                   LP bond share                                       174,681                       -
                   Sale of PRC                                               -               1,258,617
                   Redemption Time Dep. over 90 days                 4,756,872                       -
                     Total                                           4,931,553               1,258,617

541.13.30          Other investment income
                   Maturity of future contracts                      1,223,646                 500,867

541.13.65          Other investment made
                   Purchase of shares                                        -                  17,270
                   Future contracts                                    336,681                       -
                     Total                                             336,681                  17,270


     Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:


ITEM                                                                 Amount Th Ch $            Due Date
                                                                     --------------            --------

Dividend 149                                                        (4,230,400)                  April-02
Amounts payable investment                                            (576,123)                  April-02
Amounts payable investment                                            (271,857)               May-June 02

TOTAL                                                               (5,078,380)

                        32. Derivative Contracts

FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company has signed future contracts in foreign currency of Th US$ 119,600 in 2002 (Th US$ 114,600 in 2001) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of March 31, 2002 there was a difference in favor of the financial institutions of Th Ch$3,518,931, which is presented in Other Current Liabilities.

As of March 31, 2001 there was a difference in favor of the company of Th Ch$1,902,329, which is presented in Other Current Assets.

CRISTALERIAS DE CHILE S.A.

NOTE 34: DERIVATIVE CONTRACTS

                                               Description Of Contracts                               Accounts Affected
                                          ------------------------------------             ----------------------------------------
                                                             Protected Item Or
                                                             Transaction                   Assets/Liabilities     Effect on Result
                              Maturity Or          Purchase/ ------------------  Value Of  ------------------    ------------------
 Type Of   Type Of  Value Of  Expiration  Specific Sale                         Protected                                     Not
Derivative Contract Contract    Date      Item     Position  Name     Amount       Item      Name      Amount    Realized  Realized
---------- -------- --------    ----      ----     --------  ----     ------       ----      ----      ------    --------  --------

                                SECOND   EXCHANGE           DOLLAR
FR           CI     1,758,214   2002      RATE        C      LOAN     1,758,214  1,967,700   ASSETS      209,486     209,486      0
                                THIRD    EXCHANGE           DOLLAR
FR           CI    40,196,632   2002      RATE        C      LOAN    40,196,632 38,042,200 LIABILITIES 2,154,432  -2,154,432      0
                                FOURTH   EXCHANGE           DOLLAR
FR           CI    22,656,047   2002      RATE        C      LOAN    22,656,047 21,412,930 LIABILITIES 1,243,117  -1,243,117      0
                                FIRST    EXCHANGE           DOLLAR
FR           CI    16,106,396   2003      RATE        C      LOAN    16,106,396 16,397,500 LIABILITIES   304,703    -304,703      0
                                SECOND   EXCHANGE           DOLLAR
FR           CI     2,649,764   2003      RATE        C      LOAN     2,649,764  2,623,600 LIABILITIES    26,164     -26,164      0

CRISTALERIAS DE CHILE S.A.

Foreign Currency Forward Contracts Analysis as of 03.31.2002


                                           Date                    Future Value      Future Value        Profit
                               ------------------------            ------------      ------------        ------
         Institution           Investment        Expiry                 UF               US$            Thou Ch$

Banco de Chile                03.26.2002       03.19.2003             205,069         5,000,000          (72,717)
Banco de Chile                03.26.2002       03.19.2003             204,905         5,000,000          (72,680)
BCI                           03.26.2002       03.26.2003             204,864         5,000,000          (72,680)
Banco Santander               03.13.2002       04.08.2003             162,826         4,000,000          (26,164)
Citibank                      02.28.2001       05.15.2002             108,668         3,000,000          209,486
Deutsche Bank
 (Chile) S.A.                 03.28.2001       03.28.2003             373,500        10,000,000          509,179
Minus: Credit
 09.26.2001
  Deutsche                                                                                              (932,486)
Plus: Debit
 03.27.2002                                                                                              336,680
Deutsche Bank
 (Chile) S.A.                 07.20.2001       07.22.2002             413,114        10,000,000         (147,933)
Banco Boston                  09.12.2001       09.11.2002             170,926         4,000,000         (147,534)
Banco Boston                  09.13.2001       09.12.2002             213,486         5,000,000         (166,205)
Banco A. Edwards              09.06.2001       09.05.2002             208,768         5,000,000          (95,257)
Banco A. Edwards              09.28.2001       09.27.2002             174,155         4,000,000         (189,034)
Banco Santander               09.27.2001       09.26.2002             174,180         4,000,000         (187,003)
Banco Santander               09.27.2001       09.26.2002             174,146         4,000,000         (186,716)
Banco Santander               09.27.2001       09.26.2002             217,595         5,000,000         (232,675)
Banco Santander               10.02.2001       10.01.2002             264,788         6,000,000         (335,926)
Banco Santander               10.03.2001       10.03.2002             219,070         5,000,000         (243,618)
Banco Santiago                09.21.2001       09.24.2002             217,396         5,000,000         (228,928)
Chase Manhattan Bank          09.20.2001       09.23.2002             217,911         5,000,000         (236,463)
Banco A. Edwards              10.01.2001       09.30.2002              87,128         2,000,000          (93,066)
Banco A. Edwards              10.02.2001       10.02.2002             261,238         6,000,000         (279,641)
Banco A. Edwards              10.10.2001       10.09.2002             179,011         4,000,000         (258,383)
Banco A. Edwards              10.16.2001       10.16.2002              88,522         2,000,000         (113,425)
JP Morgan Chase               11.27.2001       12.04.2002             209,880         5,000,000          (85,926)
JP Morgan Chase               11.28.2001       12.11.2002             280,177         6,600,000         (120,617)
Banco Santiago (US$/EURO)     12.19.2001       12.18.2002           3,121,650         3,500,000          (49,200)

                              TOTAL                                                 123,100,000       (3,518,932)

                     35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of March 31, 2002, there is a guarantee furnished in the amount of Th Ch$ 6,790 and Th Ch$6,789 in 2001, according to the detail on the attached chart.

LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of March 31, 2002 and 2001 there are no pending lawsuits or other legal actions.

OTHER CONTINGENCIES

As of March 31, 2002 and 2001 the administration is not aware of any other contingencies that might affect the Company.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

Creditor Of                                Type Of
Guarantee              Debtor             Guarantee Assets Committed   Balances Pending           Release Of Guarantees
                   Name           Relationship     Type    Book      Payment As Of Closing Date
                                                           Value        Of Financial Statements
                                                                        03-31- 03-31-  03-31-            03-31-        03-31-
                                                                        2002   2001    2003       ASSETS  2004  ASSETS 2005  ASSETS



EDIFICIO        CRISTALERIAS
METROPOLIS AGF  DE CHILE S.A.  COMMERCIAL  DEPOSIT  FLOOR  7,593    7,593   6,789        0       0      0       0      7,593    0




CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES


Creditor Of                            Type Of
Guarantee              Debtor          Guarantee Assets Committed  Balances Pending           Release Of Guarantees
                   Name           Relationship     Type    Book     Payment As Of Closing Date
                                                           Value       Of Financial Statements
                                                                       03-31-   03-31-  03-31-         03-31-        03-31-
                                                                       2002     2001    2003    ASSETS  2004  ASSETS  2005   ASSETS

Societe de
Participations Rayen Cura S.A. Affiliate Solidary       0       0   3,777,984 3,512,703 755,596   0    755,596   0    2,266,792  0
 Financieres et
 Industrielles

              36. Guarantees obtained from third parties


As of March 31, 2002 and 2001 the company has received guarantees from third parties, which are shown below:



                             ITEM                                         2002                    2001
                             ----                                        ------                  ------
                                                                         Th Ch$                  Th Ch$

Real Estate Lease Bank Boston 367,690 UF                                  5,959                   5,963
Real Estate Lease to Telecomunicaciones                                       0                       0
Cono Sur Ltda. (130 UF)                                                   2,106                   2,107
Lease Real Estate Office 202 AGF Building                                 3,806                   3,809
Suppliers Sight Drafts                                                    1,241                   1,273
TOTAL                                                                    13,113                  13,152

                        37. Local and Foreign Currency

Charts are attached showing the foreign currency balance as of March 31, 2002 and 2001.

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS


              ITEMS                              Currency                                   Amount
-----------------------------------            ----------------                 -----------------------------
                                                                                 03-31-2002         03.31-2001
                                                                                 ----------         ----------
Current Assets

CASH                                            Non-adjust. Ch$                   1,585,542            910,262
CASH                                            Dollars                             103,567             97,658
TIME DEPOSITS                                   Dollars                          14,028,175         19,312,481
TIME DEPOSITS                                   Adjustable Ch$                            -          1,261,108
TIME DEPOSITS                                   Non-adjust. Ch$                   3,015,640                  -
MARKETABLE SECURITIES                           Adjustable Ch$                    3,264,180          5,761,877
MARKETABLE SECURITIES                           Dollars                           9,960,793                  -
MARKETABLE SECURITIES                           Non-adjust. Ch$                      52,678          2,266,504
DEBTORS FROM SALES                              Non-adjust. Ch$                  13,928,600         12,650,109
DOCUMENTS RECEIVABLE                            Non-adjust. Ch$                   2,589,150          1,374,775
MISCELLANEOUS DEBTORS                           Adjustable  Ch$                     311,412                  -
MISCELLANEOUS DEBTORS                           Non-adjust. Ch$                     130,010            520,043
MISCELLANEOUS DEBTORS                           Dollars                               8,756              6,699
DOC.&ACTS. REC. REL. CO'S.                      Adjustable Ch$                      614,150          1,525,245
DOC.&ACTS. REC. REL. CO'S.                      Dollars                                   -             61,879
DOC.&ACTS. REC. REL. CO'S.                      Non-adjust Ch$                    1,975,093          1,248,257
STOCK                                           Adjustable Ch$                    6,050,612          6,784,624
REFUNDABLE TAX                                  Non-adjust Ch$                    1,336,477          1,654,468
EXPENSES PAID IN ADVANCE                        Dollars                             104,750             23,115
EXPENSES PAID IN ADVANCE                        Adjustable Ch$                      147,299             41,090
DEFERRED TAXES                                  Non-adjustable Ch$                  720,729            225,320
OTHER CURRENT ASSETS                            Non-adjustable Ch$                2,042,359          3,327,371
OTHER CURRENT ASSETS                            Dollars                                   -          1,902,329
Fixed Assets
FIXED ASSETS                                    Adjustable Ch$                   71,544,161         71,510,927
Other Assets
INVESTMENT REL. CO'S.                           Adjustable Ch$                  138,136,547        149,505,458
NEG. INVESTMENT GOODWILL                        Adjustable Ch$                    2,099,226          7,502,048
LONG-TERM DEBTORS                               Adjustable Ch$                      179,489            103,811
L-T DOC. REC. REL. CO'S.                        Adjustable Ch$                   20,475,637          2,842,463
INTANGIBLES                                     Adjustable Ch$                            -              2,600
DEFERRED TAX                                    Non-adjustable Ch$                        -             80,543
MISCELLANEOUS                                   Dollars                           9,260,315            133,094
Total Assets
                                                Non-adjust. Ch$                  27,376,278         24,257,652
                                                Dollars                          33,466,356         21,537,255
                                                Adjustable Ch$                  242,822,713        246,841,251


Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES


          ITEM              Currency                    Up to 90 days                             90 Days to 1 Year
                                           -----------------------------------------  --------------------------------------------
                                                03-31-2002           03-31-2001            03-31-2002             03-31-2001
                                           -------------------    -----------------    ------------------     ---------------------
                                                         Avg.                  Avg.                 Avg.                   Avg.
                                            Amount      Annual      Amount    Annual     Amount    Annual      Amount     Annual
                                           --------     -------    --------  --------   --------  --------    --------   --------
                                           Thou Ch$     Int. Rate   Thou Ch$ Int. Rate  Thou Ch$  Int. Rate   Thou Ch$  Int. Rate

Current Liabilities
Long-Term Obligations      Dollars          18,838,385    3.375      199,975      7.47          0          0          0          0
1-year maturity
Long-Term Obligations      Dollars                   0        0            -         0          0          0          0          0
1-year maturity
Dividend Payable           Non-adjust. Ch$      67,100        0       50,946         0          0          0          0          0
Accounts Payable           Non-adjust. Ch$   1,824,364        0    1,317,267         0          0          0          0          0
Documents Payable          Dollars           2,141,414        0   10,447,770         0          0          0          0          0
Documents Payable          Other Currencies    303,976        0      643,478         0          0          0          0          0
Miscellaneous Creditors    Non-adjust. Ch$     476,740        0      496,100         0          0          0          0          0
Doc. and Accts.
 Payable rel Co            Adjustable Ch$       23,322        0       12,714         0          0          0          0          0
Doc. and Accts. Payable
 rel Co                    Non-adjust. Ch$     230,150        0      112,231         0          0          0          0          0
Reserves                   Adjustable Ch$            0        0            -         0    138,656          0    155,228          0
Reserves                   Dollars                   0        0            -         0  1,115,030          0    587,991          0
Reserves                   Non-adjust. Ch$   5,191,510        0    2,683,681         0          0          0          0          0
Withholding                Non-adjust. Ch$     942,013               513,871         0          0          0          0          0
Other Current Liabilities  Adjustable Ch$    3,518,931        0            -         0          0       0.00          0          0

Total Current Liabilities
                           Dollars          20,979,799            10,647,745            1,115,030               587,991
                           Non-adjust. Ch$   8,731,877             5,174,096                    0                     0
                           Other Currencies    303,976               643,478                    0                     0
                           Adjustable Ch$    3,542,253                12,714              138,656               155,228


Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 03-31-2002


       ITEM                 Currency         1-3 Years            3-5 years               5-10 Years          More than 10 years
--------------------------  --------  -----------------------  ---------------------  ---------------------  ----------------------
                                       Amount       Average    Amount     Average      Amount     Average     Amount      Average
                                      ---------  ------------  -------- ------------- -------  ------------  -------- -------------
                                       Thou Ch$  Interest Rate Thou Ch$ Interest Rate Thou Ch$ Interest Rate Thou Ch$ Interest Rate

Obligations with Banks and   Dollars  37,480,000          7.60       -          0.00        0            0       0              0
Financial Institutions

Deferred Custom Duties       Dollars     392,541

Long-term Creditors      Adjust. Ch$      57,530          0.00       -          0.00        0            0       0              0

Long-term Reserves           Dollars   3,298,846          0.00       -          0.00        0            0       0              0

Long-term Reserves       Adjust. Ch$   3,603,833          0.00       -          0.00        0            0       0              0

Deferred Taxes       Non-adjust. Ch$   1,105,824          6.69       -          0.00        0            0       0              0

Total Long-term
 Liabilities
                             Dollars  41,171,387                     -          0.00        0            0       0

                         Adjust. Ch$   3,661,363                     -                      0                    0

                     Non-Adjust. Ch$   1,105,824                     -                      0                    0


Cristalerias de Chile S.A.


NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 03-31-2001


      ITEM                 Currency          1-3 Years            3-5 years               5-10 Years          More than 10 years
------------------------   --------  -----------------------   ---------------------  ---------------------  ----------------------
                                      Amount       Average     Amount     Average      Amount     Average     Amount      Average
                                   ---------  ------------   -------- ------------- -------  ------------  -------- -------------
                                      Thou Ch$ Interest Rate  Thou Ch$ Interest Rate Thou Ch$ Interest Rate Thou Ch$ Interest Rate



Obligations with banks      Dollars  34,848,244      7.43815  26,136,181      7.43815        0             0        0            0
and financial
institutions

Sundry creditors     Adjustable Ch$      59,488            0           0            0        0             0        0            0

Sundry creditors            Dollars     606,703        11.06     624,106        11.06        0             0        0            0

Long-term Reserves      Adjust. Ch$   3,492,821            0           0            0        0             0        0            0

Long-term Reserves          Dollars   5,077,423            0           0            0        0             0        0            0

Total Long-term
 Liabilities
                            Dollars  40,532,370               26,760,287                     0                      0

                        Adjust. Ch$   3,552,309                        0                     0                      0



                              38. Penalties


In the 2002 and 2001 fiscal years no penalties have been applied to the company, the Members of the Board or Company Managers by the SVS or other administrative authorities.

                         39. Subsequent Events

In the Special Shareholders' Meeting held on April 16, 2002, the following agreements were reached:

1. The Board of Directors was authorized to name the company Langton Clarke - Auditores Consultores Limitada or in its defect, Price Waterhouse Coopers, as external auditors, depending on the best price alternative for Cristalerias de Chile S.A.

2. Name the newspaper "El Diario" as the written media to publish summons to meetings.

3. Distribute Dividend No. 149 of $66.10 per share, which will be paid as from April 26, 2002.

4. The dividend policy adopted for 2002 was to distribute 50% of the fiscal year's profits.

5. Give the Board of Directors the power to make agreements and distribute provisional dividends to be charged against fiscal year profits. Also, it was authorized, without calling a General Shareholders' Meeting, to agree the payment of eventual dividends to be charged against previous fiscal year profits.

Capital Increase of Rayen Cura S.A.I.C.

On April 22, the company made a loan of UF 229,729.92 to the subsidiary CristalChile Inversiones S.A., which the latter used for a capital increase of its associated company Rayen Cura S.A.I.C. of US$5,760,000, thereby maintaining a 40% stake in that company.

                              40. Environment

ENVIRONMENT

In its permanent concern commitment to preserve the environment, as of March 2002 the Company has made investments of Th Ch$ 157,468 for the repair of an electrostatic precipitator to filter the gases issued by our smelting processes. The company thereby would continue under the emission norms for particulate material issued by the supervisory agencies.

                             41. TIME DEPOSITS

At March 31, 2002 and 2001 the Company presents the following information:


           INSTITUTION                     Currency                    2002                      2001
----------------------------           ----------------          ---------------           ---------------
                                                                      Th Ch$                    Th Ch$


Babco Credito e Inversiones                   US$                    35,709,902                   286,825
Banco Scotiabank                              US$                     8,318,273                         0
Banco Santander N. York                       US$                             0                12,247,977
Banco Bilbao Viscaya New York                 US$                             0                 2,488,190
Banco Santiago                                US$                             0                 4,290,389
Banco Santiago                                 $                      3,015,640                 1,262,108
                                                                  -------------             -------------

TOTAL                                                                17,043,815                20,573,589
                                                                  =============             =============

                            42. STOCK TRANSACTIONS


During the 2002 and 2001 fiscal years Board Members, controlling stockholders, and related individuals and entities did not carry out any stock transactions:

                       43. DISTRIBUTION OF SHAREHOLDERS

The distribution of stockholders as of March 31, 2002 and 2001 is the following:


                                                % of Shareholding                   No. of Shareholders
                                          ---------------------------         ------------------------------
TYPE OF SHAREHOLDER                            2002              2001               2002              2001
10% or more shareholding                      34.03             45.88                  1                 2

Less than 10% shareholding with
  investment equal to or higher
  than 200 UF                                 65.81             53.95                257               236

Less than 10% shareholding with
  investment lower than 200 UF                 0.16              0.17                833               856

TOTAL                                        100.00            100.00              1,091             1,094

CONTROLLER OF THE COMPANY                     52.14             52.14                  3                 3

                            44. BOARD COMPENSATION

During the years 2002 and 2001 reserves were made for the profit sharing of the fiscal year in the amount of Th Ch$717,857 and Th Ch$698,732, respectively, according to the following detail:

                                                                            2001                     2000
                                                                       --------------             ------------
                                                                           Th Ch$                   Th Ch$

Profit sharing
previous fiscal year                                                       710,824                 698,732
Reserve for the year                                                         7,033                  69,502
                                                                        ----------              ----------
TOTAL                                                                      717,857                 768,234

CRISTALERIAS DE CHILE S.A.

NOTES TO FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001

1.  FINANCIAL INDICATORS
    ---------------------

                                                           03-31-2002       03-31-2001      12-31-2001

LIQUIDITY
Current liquidity                          times                  1.78             3.54         2.35
Acid ratio                                 times                  1.54             3.03         2.01

DEBT
Debt ratio                                 times                  0.43             0.43         0.43
Short-term debt                            %                     38.30%           19.60%       27.90%
Long-term debt                             %                     61.70%           80.40%       72.10%
Coverage of interest expenses              times                  1.86             1.76         5.46

ACTIVITY
Total assets                               Mill Ch$            303,665          292,636      303,480
Investments                                Mill Ch$              2,647            8,726       28,230
Disposal of property                       Mill Ch$                  3                3        1,339
Inventory turnover                         times                   7.1              6.6         7.1
Inventory permanence                       days                   50.6             54.3        50.7

PROFITS (LOSSES)
Operating income                           Mill Ch$             15,090           14,295       65,520
Operating costs                            Mill Ch$              9,097            8,870       39,643
Operating profit                           Mill Ch$              4,956            4,403       20,658
Financial expenses                         Mill Ch$                648            1,138        3,917
Non-operating result                       Mill Ch$             -3,961           -2,989       -1,409
R.A.I.I.D.A.I.E.                           Mill Ch$              3,361            3,833       29,578
After-tax profit                           Mill Ch$                176            1,738       17,700

RATE OF RETURN
Return on equity                           %                      0.10%            0.90%        8.50%
Return on assets                           %                      0.10%            0.60%        6.00%
Return on operating assets                 %                      5.20%            5.00%       22.90%
Profit per share                           $                      2.7             27.1        276.6
Return on dividends                        %                      3.20%            3.50%        3.10%
Current liquidity                          Ratio of current assets to current liabilities.
Acid ratio:                                Ratio of uncommitted funds to current liabilities.
Debt ratio:                                Ratio of total current liabilities to net worth.
Coverage of Interest Expenses:             Profit before taxes and interest divided by financial expenses.
Inventory turnover:                        Ratio between sales cost of the period and average inventory.
Inventory permanence:                      Ratio between average inventory and sales cost of the period, multiplied by 360 days.
R.A.I.I.D.A.I.E.:                          Profit before taxes, interest, depreciation, amortization, and special items.
Return on dividendes:                      Sum of dividends paid in the last twelve months divided by market price of stock at closing of period.

The main trends observed in the 2002 fiscal year indicators are:

LIQUIDITY INDICES

There is a reduction in the liquidity index in relation to March 2001 despite a significant reduction in notes payable, because of the transfer to the short term of long-term syndicated loan installment, the increase in reserves, and the effect on bank loans in dollars of the rise in the price of the dollar, which rose by 10.2% between April 2001 and March 2002.

DEBT INDICES

Although the debt index has had a slight increase because of the rise in the rate of exchange, this financial index remained steady during the periods studied because of the increase in equity resulting from the increase in profits.

On the other hand, the distribution of the short-term and long-term debt shows variations due to the expiry of installments payable in less than one year of Long Term Liabilities that have been transferred to Short Term.

The coverage index of financial expenses fell with respect to the previous year because of lower profits.

ACTIVITY INDICES

The indices of inventory turnover and permanence improved because of the stocks bought by management to reduce product stock inventories.

PROFITABILITY INDICES

Profitability indices fell during the fiscal year because of a reduction in profits.

On the other hand, although dividends distributed between April 2000 and March 2001 rose by 8.1% compared to the January/December 2001 period, the rate of return of dividends dropped because of the increase in the price of stocks in the stock exchange, which rose from $3,512 per share as of March 31, 2001, to $4,300 per share as of December 31, 2001.

2.  DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS
    -------------------------------------------------------------

The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of March 31, 2002, there were financial investments in stocks recorded in the accounting according to their purchase price of Th Ch$ 3,264 million whose market value on the same date was Th Ch$ 5,761 million.

3.  RESULTS OF THE FIRST QUARTER OF 2002
    ------------------------------------

3a. Individual Result

The Company had non-consolidated sales of Ch$ 15,090 million as of March 2002, which is a 5.6% increase compared to the previous fiscal year. Volumes sold increased by 5.3%, reaching 53,922 tons. This volume level is mainly due to higher sales of bottles for the non-returnable beer and wine markets.

Operating profit rose by 12.6%, totaling Ch$4,956 million. For comparison purposes the operating margin increased due the lower sale of lower-margin imported products compared to the first quarter of 2001.

The Company's net profit amounted to $176 million compared to $1,738 million the previous year. This result can be explained in part by the reduction in the non-operating result, which passed from a loss of $2,989 million in 2001 to a loss of $3,961 million in 2002. This greater loss results from the effect of the devaluation of the Argentine peso (from $1.7 to $2.9 Argentine pesos per dollar) in the accounting of the financial statements of Rayen Cura, which generated a loss of $1,477 million for the quarter. This was compensated in part in Vina Santa Rita and CIECSA. In addition, in the year 2001 the company had an extraordinary income of Ch$976 million corresponding to the reversion of the reserve for the repair of Furnace C, included in the account "Extraordinary Items".

Finally, the company reflects a special contribution of Ch$ 1,785 million for the reverse of the reserve for repair of Furnace C, which is included in the "Special items" account.

3b. Result in Subsidiaries

As of March 31, 2002, Santa Rita's profit was Ch$1,016 million, which was a 5.4% increase over the same period in 2001. In the local market, the volumes of the Company were 17% higher than in 2001. The prices in this market dropped 20.4% in real terms, as a result of increased competition and lower cost of musts, which led to valued sales in the local market dropping 6.9%. Sales in the export market decreased 7.1% in volume due to lower sales to the European and Latin American markets. During the period, exports represented 52% of total income with US$ 9.9 million. The operating result fell 30.4%, reaching Ch$1,492 million, mainly as a result of the fall in prices in the local market and the reduction in volumes in the export market. The average price in dollars per case for the export market was US$ 29.6, whereas the average price for the industry was US$22.05 per case. As of March 2002, Santa Rita showed a non-operating loss of Ch$261 million, compared to a loss of Ch$817 million in 2001, which can be mainly explained by lower financial costs.

Megavision, the main subsidiary of CIECSA, showed an operating profit of Ch$41 million, compared with an operating loss of Ch$591 million in the previous year. Megavision had a

22.4% share of the audience during the period.1 Net sales increased by 26.2% totaling Ch$3,626 million because of the live programs. As of March 2002, Megavision had a net loss of Ch$187 million, compared to a loss of Ch$791 million in 2001. CIECSA improved its non-operating results passing from a loss of Ch$543 million in 2001 to loss of Ch$361 in 2002, due mainly to lower losses in its subsidiaries. CIECSA's final result was a loss of Ch$252 million compared to a loss of Ch$875 million the year before.

Envases CMF S.A. showed a net profit of Ch$278 million in 2002 compared with a profit of Ch$146 million in 2001 (this last figure considers only the result of Crowpla-Reicolite before its association to Multipack). The company increased its sales 131%, reaching Ch$8,341 million during the year. This significant increase in sales is largely attributable to the partnership entered into with Multipack at the end of June 2001. Sales volume increased 109%, reaching 5,950 tons. Operating profit was Ch$805 million, which is 126% higher than the profit obtained during 2001.

In the area of cable TV, Cristalchile Comunicaciones S.A. (99.99% subsidiary of Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of 99% of Metropolis-Intercom S.A.

Metropolis-Intercom S.A. registered sales of Ch$11,372 million during 2002 compared with Ch$10,681 million during the same period the previous year. As of March 2002, Metropolis-Intercom had a net loss of Ch$3,777 million compared with a loss of Ch$3,959 million in 2001. This result includes a depreciation charge of Ch$2,683 million (Ch$2,863 million in 2001) corresponding to the HFC network acquired in July 2000. The company ended the period with 247,000 subscribers, 10.5% down compared to the same date in 2001, due to a greater number of discontinued subscriptions because of the deteriorated domestic economic situation.

As a result of the foregoing and the amortization of the lower value of investments through Cordillera Comunicaciones from $1,003 million in the quarter ($944 million in 2001), Cristalchile Comunicaciones recorded a net loss of $2,391 million (loss of $2,417 in the first quarter of 2001).

4.  CASH FLOW STATEMENT
    -------------------

During the first quarter of 2002 a total net positive flow of Ch$6,624 million was generated, which is explained by a positive flow generated by operating activities of Ch$7,075 million, which was reduced by a negative financing flow of Ch$1,907 million and a positive flow of investment activities of Ch$1,456 million.

The operating flow corresponds basically to the collection of sales and financial interests that were reduced by payment to suppliers, interests and income tax.

----------
1 Measured between 9:00 A.M. and 1:00 A.M. (in other words 16 hours a day) from Monday to Sunday.

The financing flow can be explained mainly by payment of dividends for Ch$1,880 million in January 2002.

The investment flow is mainly explained by the redemption of Term Deposits at over 90 days and the expiry of future contracts. This flow was used in part in the incorporation of fixed assets and in the investment of financial instruments.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$18,440 million as of March 31, 2001 to $25,139 million as of March 31, 2002.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.

5.  INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS
    ----------------------------------------------

a.  Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a credit of US$100 million, which was agreed at a variable rate Libo plus 1.125 percentage points on average. On the other hand, as of March 31, 2002 the Company had available funds of $38,100 million invested at different terms in instruments like term deposits, bonds, fixed rate and repurchase agreement mutual funds.

The company does not use secondary financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.

The Company maintains liabilities in dollars of US$111.9 million, which represent 24.2% of its assets, and include a long-term syndicated loan of US$100 million. As of March 31 the Company has investments in dollars of US$50.4 million in term deposits, bonds and fixed rate mutual funds. It also has dollar purchase contracts of US$119.6 million, and a contract that provides coverage for Euro/Dollar fluctuations for 3.5 million Euros, all of which provides a reasonable coverage for exchange rate variations risk.

                               RELEVANT EVENTS

In a letter dated April 17, 2002, the SVS was notified that in the Meeting of the Board of Directors held on April 16, 2002, it was agreed to start a bond issue process to fully or partially substitute short and medium term liabilities and finance future investments.

Non-secured sight bonds non-convertible into shares for an amount of UF 4,100,000 (four million one hundred UF) shall be issued. The bonds will be placed in the capital market, under the terms and conditions, and timing to be defined.

The Board of Directors authorized the Chairman, Vice-chairman, Mr. Jaime Claro Valdes and the company's General Manger, so that acting jointly any two of them, they may establish the terms, conditions and timing of the issue, and so they may enter into contracts and carry out any acts necessary for the issue and sale of the bonds.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                                                     CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                 90331000-6



1.00.01.10        Starting date                               1/1/2002



1.00.01.21        Closing date                                3/31/2002



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Individual

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance:  Consolidated

ASSETS                                                              NOTE No.        03-31-02         03-31-01
5.11.00.00 TOTAL CURRENT ASSETS                                                     61,969,972      60,955,214
           5.11.10.10  Cash                                                          1,689,109       1,007,920
           5.11.10.20  Time deposits                             41                 17,043,815      20,573,589
           5.11.10.30  Marketable securities (net)               4                  13,277,651       8,028,381
           5.11.10.40  Debtors from sales (net)                  5                  13,928,600      12,650,109
           5.11.10.50  Documents receivable (net)                5                   2,589,150       1,374,775
           5.11.10.60  Sundry debtors (net)                      5                     450,178         526,742
           5.11.10.70  Doc. & accts receivable related Co.       6                   2,589,243       2,835,381
           5.11.10.80  Inventories (net)                         7                   6,050,612       6,784,624
           5.11.10.90  Recoverable taxes                         8                   1,336,477       1,654,468
           5.11.20.10  Prepaid expenses                                                252,049          64,205
           5.11.20.20  Deferred taxes                            8                     720,729         225,320
           5.11.20.30  Other current assets                      10-11               2,042,359       5,229,700
           5.11.20.40  Leasing contracts (net)                                               0               0
           5.11.20.50  Leasing assets (net)                                                  0               0
5.12.00.00 TOTAL FIXED ASSETS                                                       71,544,161      71,510,927
           5.12.10.00  Land                                      12                  1,440,857       1,815,934
           5.12.20.00  High rises & infrastructure               12                 16,850,624      15,444,848
           5.12.30.00  Machinery & equipment                     12                 89,969,990      72,205,393
           5.12.40.00  Other fixed assets                        12                  8,870,109      24,584,808
           5.12.50.00  Positive goodwill from technical
                       revaluation of fixed assets               12                  8,253,185      10,220,649
           5.12.60.00  Depreciation (minus)                      12                 53,840,604      52,760,705
5.13.00.00 TOTAL OTHER ASSETS                                                      170,151,214     160,170,017
           5.13.10.10  Investment in related companies           14                138,136,547     149,505,458
           5.13.10.20  Investment in other companies                                         0               0
           5.13.10.30  Negative goodwill                         16                  2,099,226       7,502,048
           5.13.10.40  Positive goodwill (minus)                                             0               0
           5.13.10.50  Long-term debtors                         5                     179,489         103,811
           5.13.10.60  Doc. & accts receivable related Co.       6                  20,475,637       2,842,463
           5.13.10.65  Long-term deferred taxes                                              0          80,543
           5.13.10.70  Intangibles                               17                          0           2,600
           5.13.10.80  Amortization (minus)                                                  0               0
           5.13.10.90  Other                                     18                  9,260,315         133,094
           5.13.20.10  Long-term leasing contracts (net)                                     0               0
5.10.00    TOTAL ASSETS                                                            303,665,347     292,636,158

                                 LIABILITIES

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance: Consolidated

LIABILITIES                                                        NOTE No.         03-31-02         03-31-01
5.21.00.00 TOTAL CURRENT LIABILITIES                                                34,811,591      17,221,252
           5.21.10.10  Short-term oblig. Banks & Fin.
                      Inst.                                                                  0               0
           5.21.10.20  Short-term portion - Long-term
                      oblig. Banks & Financial Institutions     19                  18,838,385         199,975
           5.21.10.30  Obligations with the public
                      (notes)                                                                0               0
           5.21.20.40  Short-term portion oblig with public                                  0               0
           5.21.10.50  Long-term oblig. due within 1 year                                    0               0
           5.21.10.60  Dividends payable                                                67,100          50,946
           5.21.10.70  Accounts payable                                              1,824,364       1,317,267
           5.21.10.80  Notes payable                                                 2,445,390      11,091,248
           5.21.10.90  Sundry creditors                                                476,740         496,100
           5.21.20.10  Notes & accts payable related Co.        6                      253,472         124,945
           5.21.20.20  Provisions                               23                   6,445,196       3,426,900
           5.21.20.30  Withholdings                                                    942,013         513,871
           5.21.20.40  Income tax                                                            0               0
           5.21.20.50  Earned income                                                         0               0
           5.21.20.60  Deferred taxes                                                        0               0
           5.21.20.70  Other current liabilities                20                   3,518,931               0
5.22.00.00 TOTAL LONG-TERM LIABILITIES                                              56,043,953      70,844,966
           5.22.10.00  Oblig with Banks & Financial Inst.       21                  46,850,000      60,984,425
           5.22.20.00  Long-term oblig with public (bonds)                                   0               0
           5.22.30.00  Long-term notes payable                                               0               0
           5.22.40.00  Long-term sundry debtors                                      1,185,450       1,290,297
           5.22.50.00  Long-term notes & accts. payable
                      related companies                         6                            0               0
           5.22.60.00  Long-term provisions                                          6,902,679       8,570,244
           5.22.70.00  Long-term deferred taxes                 8                    1,105,824               0
           5.22.80.00  Other long-term liabilities                                           0               0
5.23.00.00 MINORITY INTEREST                                                                 0               0
5.24.00.00 TOTAL EQUITY                                                            212,809,803     204,569,940
           5. 24.10.00  Paid-in capital                         27                  62,863,356      62,497,517
           5. 24.20.00  Reserve capital revaluation             27                    -251,453          62,496
           5. 24.30.00  Premium in sale of own shares           27                  26,687,378      26,665,262
           5. 24.40.00  Other reserves                          27                   8,009,974       6,889,810
           5. 24.50.00  Retained earnings (addition of
                      codes
                      5.24.51.00 to 5.24.56.00)                 27                 115,500,548     108,454,855
                      5.24.51.00 Reserve future dividends       27                 102,386,923      93,663,612
                      5.24.52.00 Accrued profits                27                  13,060,432      13,220,914
                      5.24.53.00 Accrued losses (minus)                                      0               0
                      5.24.54.00 Profit (loss) for the year     27                     175,829       1,737,539
                      5.24.55.00 Prov. dividends (minus)                                     0               0
                      5.24.56.00 Accr. deficit dev. Period      27                    -122,636        -167,210
5.20.00.00 TOTAL LIABILITIES                                                       303,665,347     292,636,158

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance:  Consolidated

INCOME STATEMENT                                                   NOTE No.         03-31-02          03-31-01
           5.31.11.00 OPERATING RESULTS                                              4,955,619       4,402,871
                 5.31.11.10  Operating Margin                                        5,993,252       5,424,548
                      5.31.11.11  Operating income                                  15,090,301      14,294,954
                      5.31.11.12  Operating costs (minus)                            9,097,049       8,870,406
                 5.31.11.20  Adm. & sales expenses (minus)                           1,037,633       1,021,677
           5.31.12.00  NON-OPERATING RESULTS                                        -3,961,206      -2,989,022
                 5.31.12.10  Interest income                                           437,301         550,050
                 5.31.12.20  Profit investments related Co.     14                     688,901         750,085
                 5.31.12.30  Other non-operating income         27                      92,445          86,272
                 5.31.12.40  Profit investments rel- Co.
                            (-)                                                      4,190,814       3,283,252
                 5.31.12.50  Amortization neg.goodwill (-)      16                      41,028         116,364
                 5.31.12.60  Interest expenses (minus)                                 648,241       1,138,141
                 5.31.12.70  Other non-operat expenses (-)      28                     147,534          82,501
                 5.31.12.80  Price level restatement            29                      84,355          48,825
                 5.31.12.90  Exchange differences               30                    -236,591         196,004
           5.31.10.00 RESULTS BEFORE INCOME TAX AND
                      EXTRAORDINARY ITEMS                                              994,413       1,413,849
           5.31.20.00 INCOME TAX                                8                     -818,584        -652,110
           5.31.30.00 EXTRAORDINARY ITEMS                                                    0         975,800
           5.31.40.00 PROFIT (LOSS) BEFORE MINORITY
                      INTEREST                                                         175,829       1,737,539
           5.31.50.00 MINORITY INTEREST                                                      0               0
5.31.00.00 NET PROFIT (LOSS)                                                           175,829       1,737,539
5.32.00.00 Amortization of positive goodwill                                                 0               0
5.30.00.00 PROFIT (LOSS) FOR THE YEAR                           6                      175,829       1,737,539

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30        Type of Currency:  Chilean pesos
1.00.01.40        Type of Balance:  Consolidated

DIRECT CASH FLOW STATEMENT                                      NOTE No.            03-31-02         03-31-01
      5.41.11.00  NET FLOW FROM OP. ACT.                                             7,074,847       9,822,018
         5.41.11.10  Collection from sales debtors                                  20,240,668      20,652,444
         5.31.11.20  Interests received                                                258,900         885,659
         5.31.11.30  Dividends & other distributions funds
                     received                                                           44,854          85,969
         5.31.11.40  Other income                                                      203,717             966
         5.31.11.50  Payments to suppliers & personnel (-)                          11,043,036       9,845,870
         5.31.11.60  Interest paid (minus)                                             487,014         948,870
         5.31.11.70  Income tax paid (minus)                                           825,269         777,754
         5.31.11.80  Other expenses                             32                      81,458         111,902
         5.31.11.90  V.A.T. & other taxes                                            1,236,515         119,085
      5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                    -1,907,245      -1,436,169
         5.41.12.05  Proceeds from share issue                                               0               0
         5.41.12.10  Loans received                                                          0               0
         5.41.12.15  Obligations with the public                                             0               0
         5.41.12.20  Secured loans from related companies                                    0               0
         5.41.12.25  Other loans from related companies                                      0               0
         5.41.12.30  Other financing resources                                               0               0
         5.41.12.35  Dividends paid (minus)                                          1,879,581       1,396,706
         5.41.12.40  Capital distributions (minus)                                           0               0
         5.41.12.45  Repayment of loans (minus)                                         18,766               0
         5.41.12.50  Payment of obligations with the
                     public (-)                                                              0               0
         5.41.12.55  Repayment of secured loans from rel
                     Co. (-)                                                                 0               0
         5.41.12.60  Repayment other loans from related
                     Co. (-)                                                             8,898               0
         5.41.12.65  Share issue payment (minus)                                             0               0
         5.41.12.70  Payment of issue publ oblig (minus)                                     0               0
         5.41.12.75  Other financing payments (minus)           32                           0          39,463
      5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                                1,456,189     -23,708,409
         5.41.13.05  Sale of fixed assets                                                2,562           3,371
         5.41.13.10  Sale of permanent investments                                           0               0
         5.41.13.15  Sale of other investments                                       4,931,553       1,258,617
         5.41.13.20  Proceeds secured loans to related
                     Comp.                                                                   0           5,763
         5.41.13.25  Proceeds other loans to related
                     companies                                                               0               0
         5.41.13.30  Other investment income                    32                   1,223,646         500,867
         5.41.13.35  Incorporation of fixed assets (minus)                           2,843,725       9,480,508
         5.41.13.40  Capitalized interests payment (minus)                                   0               0
         5.41.13.45  Permanent Investments                                                   0               0
         5.41.13.50  Investments in financial instruments
                     (minus)                                                         1,517,440      15,885,388
         5.41.13.55  Other loans to related companies
                     (minus)                                                             3,070          91,784
         5.41.13.60  Other loans to related companies
                     (minus)                                                               656           2,077
         5.41.13.65  Other distrib of funds on invest
                     activities (-)                             32                     336,681          17,270
         5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                              6,623,791     -15,322,560
         5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                          74,522         -24,108
         5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                 6,698,313     -15,346,668
         5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                       18,440,884      24,280,396
         5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                     25,139,197       8,933,728

                       INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30........Type of Currency:  Chilean pesos
1.00.01.40........Type of Balance:  Consolidated

CASH FLOW - INCOME STATEMENT RECONCILIATION                    NOTE No.            03-31-02        03-31-01
5.50.10.00  Profit (Loss) for the year                                                 175,829       1,737,539
5.50.20.00  Profit (Loss) in sale of assets                                               -738             -18
      5.50.20.10  (Profit) Loss in sale of fixed assets                                   -738             -18
      5.50.20.20  Profit in sale of investments (minus)                                      0               0
      5.50.20.30  Loss in sale of investments                                                0               0
      5.50.20.40  (Profit) Loss in sale of other assets                                      0               0
5.50.30.00  Non-cash losses (gains)                                                  6,890,868       2,852,522
      5.50.30.05  Depreciation for the year                     11                   2,114,814       1,714,611
      5.50.30.10  Amortization of intangibles                                          208,725          43,098
      5.50.30.15  Write-offs and provisions                                            807,454         349,976
      5.50.30.20  Accrued earnings from investments in
                  related companies (minus)                     14                     688,901         750,085
      5.50.30.25  Accured losses from investments in
                  related Co.                                   14                   4,190,814       3,283,252
      5.50.30.30  Negative goodwill amortization                16                      41,028         116,364
      5.50.30.35  Positive goodwill amortization (minus)                                     0               0
      5.50.30.40  Price level restatement                       29                     170,907         -48,825
      5.50.30.45  Net exchange difference                       30                     -25,325        -196,004
      5.50.30.50  Other non-cash credits to results (minus)                             -7,879       1,659,865
      5.50.30.55  Other non-cash debits to results                                      63,473               0
5.50.40.00  Changes in Assets affecting cash flow (incr)
            decreases                                                                1,971,363       2,203,685
      5.50.40.10  Debtors from sales                                                 1,218,347       2,780,209
      5.50.40.20  Inventory                                                            274,496        -393,601
      5.50.40.30  Other assets                                                         478,520        -182,923
5.50.50.00   Changes in liabilities affecting cash flow
             increases (decr)                                                       -1,962,475       3,028,290
      5.50.50.10  Accounts payable related to results for
                  the year                                                          -1,109,194         948,218
      5.50.50.20  Interests payable                                                     21,572         164,984
      5.50.50.30  Income tax payable (net)                                            -171,358         857,987
      5.50.50.40  Other accounts payable related to
                  non-oper results                                                    -675,275       1,176,304
      5.50.50.50  VAT and other taxes payable (net)                                    -28,220        -119,203
5.50.60.00  Profit (Loss) of minority interest                                               0               0
5.50.00.00  NET OPERATING CASH FLOW                                                  7,074,847       9,822,018

                 01. Registration in the Securities Register

1.   IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under N 061 and it is supervised by the Securities and Insurance Commission.

                       02. Applied Accounting Criteria

APPLIED ACCOUNTING CRITERIA

a)   Accounting Period

These financial statements correspond to the period between January 1 and March 31 of 2002 and 2001.

b)   Preparation basis of financial statements:

These individual financial statements as of March 31, 2002 and 2001 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V. S., with the former prevailing in case of discrepancies.

Investments in subsidiaries are recorded on one line in the general balance sheet at their net worth and, therefore, they have not been consolidated line by line. This treatment does not modify the net profit of the fiscal year or the net worth.

These financial statements have been issued only for purposes of making an individual analysis of the company and, in consideration thereof, they shall be read together with the consolidated statements, which are required by generally accepted accounting principles.

c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2001 fiscal year are presented updated according to non-accounting terms as of March 31, 2002 by 2.5%.

d)   Adjustment for Currency Devaluation (Price Level Restatement)

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2002 fiscal year, which was -0.4% (0.1% in 2001).

e)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                                 2001                 2000
                                                  Ch$                  Ch$
                                                 ----                 ----
U.S. Dollar                                      655.90               594.97
Pound Sterling                                   934.86               843.93
Swiss Franc                                      389.79               341.80
EURO                                             570.94               521.72
Unidad de Fomento                             16,197.66            15,813.07

f)   Marketable Securities and Time Deposits

Transactions in fixed income instruments (PRC) are shown at the return value of the investment, which does not exceed the market value as of March 31, 2002.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

g)   Inventory

Inventory of finished products has been valued as of March 31, 2002 and 2001 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

h)   Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.

i)   Fixed Assets

The fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until March 31, 2002 and 2001.

j)   Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.

k)   Assets in Leasing

None.

l)   Sales Transactions with Leaseback

None.

m)   Intangibles

At March 31, 2002 there are no intangibles; in the 2001 fiscal year there is a balance for trademarks.

n)   Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates (VPP), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission.

o)   Negative and Positive Investment Goodwill:

Negative and positive investment goodwill has arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Those values are amortized over a twenty-year period. At March 31, 2002 and 2001 there was no positive investment goodwill.

p)   Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

q)   Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.

r)   Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.

s)   Operating income

The company recognizes the income from its operations on an accrued basis according to generally accepted accounting principles.

t)   Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.

u)   Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.

v)   Research and Development Expenses

The companies do not show any expenses for this item.

w)   Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

                            01. Accounting Changes

     In the 2002 and 2001 period, there have not been any changes in the accounting criteria that affect the individual financial statements.

                          02. Marketable Securities

     At March 31, 2002 investments in stock are included in the amount of Th Ch$ 3,264,180; Th Ch$ 960,793 in Mutual Funds and Th Ch$ 52,678 in interests accrued for Bonds.

     Note No. 18 provides detailed information about the Fixed Rate Instruments classified in short and long term.

     At March 31, 2001 investments in stock in the amount of Th Ch$ 5,71761,878 and Th Ch$ 2,266,503 in PRC of the Central Bank have been included. CRISTALERIAS DE CHILE S.A.


NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION


Type of Security                                   Book Value
                                       03-31-2002             03-31-2001
                                       ----------             ----------

Stock                                   3,264,180              5,761,877
Bonds                                      52,678                      0
Mutual fund shares                      9,960,793                      0
Investment fund shares                          0                      0
Public tender promissory notes                  0              2,266,504
Mortgage bonds                                  0                      0

Total Marketable Securities            13,277,651              8,028,381

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                                     Market
                                                     Number of         Share       Unit Market     Investment      Corrected
R.U.T.                       Company Name              Shares       Percentage        Value           Value          Cost
------                       ------------              ------       ----------        -----           -----          ----
96.512.200-1          Bodegas y Vinedos Santa        56,208,005        8.8380         92.510        5,199,803      3,264,180
                      Emiliana S.A.

Value Investment Portfolio                                                                          5,199,803      3,264,180
Adjustment Reserve                                                                                                         0
Book value, Investment Portfolio                                                                                   3,264,180

                     03. Short-Term and Long-Term Debtors

At March 31, 2002 and 2001 there are balances of short-term debtors of Th Ch$ 16,967,928 (Th Ch$ 14,551,626 in 2001).

There is also a balance of Th Ch$ 179,489 for Long-Term debtors in 2002 (Th Ch$ 103,811 in 2001).

At March 31, 2002 and 2001 the company has established a reserve for bad debts of Th Ch$ 128,313 in 2002 (Th Ch$ 131,521 in 2001), which is deducted from Debtors for Sales.

The balance of Short-term Debtors is shown net the reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.

NOTE 5 -SHORT AND LONG TERM DEBTORS

                          Current Assets
                          --------------
                                                     Over 90 days                                                     Long Term
        Area               Up to 90 days             up to 1 year         Subtotal      Total Assets (net)            ---------
        ----               -------------             ------------         --------      ------------------
                      03-31-2002   03-31-2001  03-31-2002   03-31-2001                03-31-2002  03-31-2001  03-31-2002 03-31-2001
                      ----------   ----------  ----------   ----------                ----------  ----------  ---------- ----------
Debts from Sales       12,877,021   10,656,432   1,179,892    2,125,198   14,056,913   13,928,600   12,650,109         0          0
Estimate of
  non-collectable
  debt                          0            0           0            0      128,313            0            0         0          0
Documents
  receivable            2,552,715    1,331,339      36,435       43,436    2,589,150    2,589,150    1,374,775         0          0
Estimate of bad
  debtors                       0            0           0            0            0            0            0         0          0
Misc. debtors             425,289      500,043      24,889       26,699      450,178      450,178      526,742      179,489 103,811
Estimate of bad
  debtors                                                                                                                 0       0

                                                                        Total Long Term Debtors                     179,489 103,811

             04. Balances and Transactions with related entities

Balances receivable in the Short-Term as of March 31, 2002 and 2001 are composed of Th Ch$ 2,589,243 and Th Ch$ 2,835,381. In the Long-Term a balance is recorded of Th Ch$ 20,475,637 and Th Ch$ 2,842,463, respectively, which correspond to Th Ch$ 18,272,755 in 2002 for the sale of Rayen Cura S.A.I.C. stocks to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,128,111, which are payable within a maximum term of two years as of December 28, 2001, without interests and Th Ch$ 2,202,882 in 2002 8Th Ch$ 2,842,463 in
2001), which correspond to loans granted to Red Televisiva Megavision S.A.

Detail of outstanding credits from related companies:

1) Loan to Red Televisiva Megavision S.A.

Annual Rate 7.24%, UF adjustability


05.07.2002                17,000 UF             Th Ch$  275,360
05.07.2003                17,000 UF             Th Ch$  275,360
05.07.2003                17,000 UF             Th Ch$  275,360
05.07.2004                17,000 UF             Th Ch$  275,360
05.07.2004                17,000 UF             Th Ch$  275,360
05.07.2005                17,000 UF             Th Ch$  275,360
05.07.2005                17,000 UF             Th Ch$  275,360
05.07.2006                17,000 UF             Th Ch$  275,360
05.07.2006                17,000 UF             Th Ch$  275,360
05.07.2007                17,000 UF             Th Ch$  275,362

2)  Loan to Cristal Chile Comunicaciones S.A. UF adjustability

03.31.2002                838,822 UF            Th Ch$   13,587

3) There are balances for invoicing of Sales of bottles and services with the following related companies with expiration under 90 days:

                                                        Th Ch$
                                                        ------
S.A. Vina Santa Rita                                  1,798,759
Vina Los Vascos S.A.                                    176,199
Rayen Cura S.A.                                             137

Total                                                 1,975,095

4) Balances Payable in the Short-Term are in the amount of Th Ch$253,472 in 2002 and Th Ch$124,945 in 200a, which correspond to purchases of various materials.

For invoicing there are accounts payable of related companies for the following balances with expirations under 90 days:

                                                         Th Ch$
                                                         -------
S.A. Vina Santa Rita                                     200,491
Ediciones Financieras S.A.                                 3,699
Vina Los Vascos S.A.                                      15,890
Envases CMF S.A.                                              87
                                                         -------
TOTAL                                                    220,167

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES

DOCUMENTS AND ACCOUNTS
PAYABLE                      DOCUMENTS AND ACCOUNTS RECEIVABLE

          R.U.T.                             Company                            Short Term                      Long Term
          ------                             -------                            ----------                      ---------
                                                                        03-31-2002      03-31-2001     03-31-2002      03-31-2001
                                                                        ----------      ----------     ----------      ----------
86547900-K                   S.A. VINA SANTA RITA                          1,798,759       1,248,319              0              0
79952350-7                   RED TEL. MEGAVISION S.A.                        600,561         597,928      2,202,882      2,204,341
87941700-7                   VINA CARMEN S.A.                                      0         333,394              0              0
96721580-5                   CRISTACHILE COM. S.A.                            13,587          11,893              0              0
79534600-7                   VINA CENTENARIA S.A.                                  0           4,809              0              0
83032100-4                   SERV. Y CONS. HENDAYA S.A.                            0             504              0              0
96826870-8                   INMOBILIARIA DON ALBERTO S.A.                         0               0              0         36,613
89150900-6                   VINA LOS VASCOS S.A.                            176,199               0              0              0
0-E                          RAYEN CURA S.A. I.C.                                137               0              0              0
96972440-5                   CRISTALCHILE INVERSIONES S.A.                         0               0     18,272,755              0
96539380-3                   EDICIONES FINANCIERAS S.A.                            0              97              0              0
86881400-4                   ENVASES CMF S.A.                                      0         638,437              0        601,509

                             TOTAL                                         2,589,243       2,835,381     20,475,637      2,842,463

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

          R.U.T.                               Company                             Short Term                     Long Term
          ------                               -------                             ----------                     ---------
                                                                           03-31-2002     03-31-2001      03-31-2002     03-31-2001
                                                                           ----------     ----------      ----------     ----------
86547900-K                   S.A. VINA SANTA RITA                             200,491         76,755               0              0
89150900-6                   VINA LOS VASCOS S.A.                              15,890         15,674               0              0
87941700-7                   VINA CARMEN S.A.                                       0         15,107               0              0
96608270-4                   CIECSA S.A.                                       23,322         12,714               0              0
96539380-3                   EDICIONES FINANCIEROS S.A.                         3,699          3,704               0              0
90320000-6                   CIA. ELECTROMETALURGICA S.A.                           0            571               0              0
96972440-5                   CRISTALCHILE INVERSIONES S.A.                      9,983              0               0              0
86881400-4                   ENVASES CMF S.A.                                      87              0               0              0
79534600-7                   VINA CENTENARIA S.A.                                   0            420               0              0


                             TOTAL                                            253,472        124,945               0              0

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS

                                                                                   03-31-2002               03-31-2001
                                                              Description                Effect on                 Effect on
          Company               R.U.T.       Relationship    of Transaction   Amount      Earnings      Monto      Earnings
          -------               ------       ------------    --------------   ------      --------      -----      --------
                                                                                             (Debit/Credit)         (Debit/
                                                                                                                    Credit)
VINA CARMEN S.A.             87941700-7    Indirect subsidiary                        0            0      282,537      78,081
                                           Indirect subsidiary                        0            0       17,399           0
VINA CENTENARIA S.A.         79534600-7    Indirect subsidiary                        0            0        4,076       1,126
                                           Indirect subsidiary                        0            0          357           0
SERV. Y CONS. HENDAYA S.A.   83032100-4    Controlling stockholder              170,381            0      128,070           0
                                           Controlling stockholder              249,833     -249,833      168,294    -168,294
                                           Controlling stockholder                4,831        4,831        5,251       5,251
CLARO Y CIA.                 79753810-8    With the Chairman                      5,553       -5,553        1,942      -1,942
VAPORES S.A.                 90160000-7    Indirect affiliate                    12,265            0      218,574           0
VINA LOS VASCOS S.A.         89150900-6    Indirect affiliate                   165,933       43,230       86,953      24,030
                                           Indirect affiliate                    11,770            0       19,706           0
EDICIONES FINANCIERAS S.A.   96793770-3    Indirect affiliate                     3,135       -3,135        3,212      -3,212
QUEMCHI S.A.                 96640360-8    Indirect affiliate                     2,435        2,435        2,428       2,428
                                           Indirect affiliate                         0            0       51,250           0
                                           Indirect affiliate                         0            0       51,250           0
                                           Indirect affiliate                         0            0          156         156
CRISTALCHILE COMUNICACIONES  96721580-5    Subsidiary                                 0            0        3,313           0
                                           Subsidiary                                 0            0          116         116
                                           Subsidiary                                49          -49           23          23
BAYONA S.A.                  86755600-1    Controlling stockholder              177,376            0      133,328           0
INMOBILIARIA DON ALBERTO     96826870-8    Affiliate                                  0            0           99          99
NAVARINO S.A.                96566900-0    Indirect affiliate                     2,435        2,435        2,428       2,428
CIA. ELECTROMETALURGICA S.A. 90320000-6    Controlling stockholder              653,400            0      491,139           0
                                           Controlling stockholder                    0            0        1,051           0
CIECSA S.A.                  96608270-4    Subsidiary                                 0            0      103,322           0
                                           Subsidiary                               149          149           51         -51
S.A. VINA SANTA RITA         86547900-K    Subsidiary                         1,524,381      397,143    1,005,456     277,867
                                           Subsidiary                                 0            0        1,298       1,298
                                           Subsidiary                                 0            0        1,857       1,857
                                           Subsidiary                           190,535         -164       98,353        -754
RED TELEVISIVA MEGAVISION    79952350-7    Indirect affiliate                    49,840       49,840       46,843      46,843
S.A.                                       Indirect affiliate                    11,050      -11,050        7,519       7,519
ENVASES CMF S.A.             86881400-4    Affiliate                                  0            0       20,270      20,270
                                           Affiliate                                  0            0        3,327       3,327
                                           Affiliate                                 74          -74            0           0
RAYEN CURA S.A.I.C.          0-E           Affiliate                                  0            0       14,543       4,728

                                05. Inventory

The balance of the inventory item corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:

                                                 2002 Th Ch$       2001 Th Ch$
                                                 -----------       -----------
Finished Products                                  2,494,731         3,878,019
Raw Materials and Fuel                             1,991,688         1,287,276
Materials and spare parts to be consumed           1,216,761         1,085,981
Materials in transit                                 347,432           533,348
                                                   ---------         ---------
TOTAL                                              6,050,612         6,784,624

                     06. Deferred taxes and income taxes

A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

         Estimated amortization periods of deferred taxes have been estimated on the average at 1.8 years for Short-Term Assets, 4.1 for Long-Term Assets, and 14.4 for Long-Term Liabilities.

B)   INCOME TAX

         The Company established tax provisions of 16% of First Cateogry Income Tax in 2002 and 15% in 2001, and 35% as single tax under Art. 21, for the 2001 and 2000 fiscal years.

         Credits against taxes are shown deducting the payable obligation.

         The itemized list is the following:

                                                   2002                2001
                                                  Th Ch$              Th Ch$
                                                  ------              ------
Fiscal year income tax reserve                   (664,308)           (674,225)
Single tax reserve                                 (3,290)             (3,315)
                                                ---------           ---------
SUBTOTAL                                         (667,598)           (677,540)

Credits:
Monthly reserve payments                          840,868             856,115
Training expenditures                                   0               4,755
Credit from donations                                   0               1,575
Recoverable VAT                                         0           1,166,120
                                                ---------           ---------
CREDIT SUBTOTAL                                   840,868           2,028,565
INCOME TAX TOTAL

Taxes to be Recovered

VAT Tax Credit previous fiscal yr               1,163,207             303,443
                                                ---------           ---------
TOTAL TAXES TO BE RECOVERED                     1,336,477           1,654,468

C)   TAXABLE PROFIT FUND

     The company showed taxable profits to be distributed:

Generated as of 12.31.1983:                     2001 Thou Ch$   2000 Thou Ch$
                                                -------------   -------------
Profit adjustment                                   1,839,146       1,894,588

Generated since 01.01.1984:
Without Credit                                      2,575,869         153,292
With 10% First Category Credit                         79,070         510,143
With 15% First Category Credit                     97,171,878      92,601,264
With 15% Additional Rate Credit                           713             713
With 16% First Category Credit                      3,552,709               0
                                                  -----------      ----------
SUBTOTAL TAX PROFITS                              103,380,239      93,265,414
    Non-income revenues                             6,572,216       6,570,755
TOTAL EARNINGS                                    109,952,455      99,836,169


CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

                                                       2002            2001
                                                        M$              M$
                                                       ----            ----

Year's income tax reserve                            -664,308        -674,225
Reserve corporate tax                                   -3290           -3315
                                                    ---------       ---------
Sub Total                                            -667,598        -677,540

Credits:
Monthly social security payments                      840,868         856,115
Training expenditures                                       0           4,755
Donations                                                   0           1,575
Prepayment gains tax                                        0       1,166,120
                                                    ---------       ---------
Sub Total Credits                                     840,868       2,028,565

Income tax to be recovered
Income credit, previous year                        1,163,207         303,443
                                                    ---------       ---------

Total taxes to be recovered                         1,336,477       1,654,468
                                                    ---------       ---------

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                    03-31-2002                                          03-31-2001
Item                            Asset Deferred Tax      Liability Deferred Tax      Asset Deferred Tax     Liability Deferred Tax
                              Short term   Long Term    Short Term   Long Term    Short Term   Long Term   Short Term    Long Term
                              ----------   ---------    ----------   ---------    ----------   ---------   ----------    ---------
Temporary Differences
Reserve non-collectable
  accounts                        20,530           0             0            0       19,728           0            0            0
Expected revenue                       0           0             0            0            0           0            0            0
Vacation reserve                  34,759           0             0            0       36,685           0            0            0
Amortization intangibles               0           0             0            0            0           0            0            0
Leased assets                          0           0             0            0            0           0            0            0
Manufacturing expenses                 0           0             0            0            0           0            0            0
Fixed asset depreciation               0           0             0    4,091,264            0           0            0    3,168,235
Severance                          1,724      32,759             0            0        1,360      25,842            0            0
Other events                           0      94,947             0            0            0      81,523            0            0
Packaging reserve                212,756           0             0            0      178,658           0            0            0
Machinery repair reserve         163,775           0             0            0       51,198           0            0            0
Furnace repair reserve           178,405     544,631             0            0            0     869,183            0            0
Spare parts obsolescence
  reserve                         93,445           0             0            0       20,562           0            0            0
Refractories obsolescence
  reserve                          6,335           0             0            0        5,914           0            0            0
Deferred customs duties           24,736           0             0            0            0           0            0            0
Unrealized profit, building
  sale                                 0       1,554             0            0            0      16,448            0            0
Accumulated depreciation
  automobiles                          0       5,568             0            0            0       5,565            0            0
Fixed asset, molds                     0           0             0      262,410            0           0            0      141,778
OTHERS
Complementary accounts-net
 amortization                     15,736     131,141             0    2,699,536       88,785     356,199            0    2,748,194
Valuation reserve                      0           0                                       0           0
Total                            720,729     548,318             0    1,654,138      225,320     642,362            0      561,819
                              ----------   ---------    ----------    ---------   ----------   ---------   ----------    ---------

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX

                                  INCOME TAX

             ITEM                                   03-31-2002       03-31-2001

Current tax costs (tax reserve)                       -664,308         -677,539
Adjustment tax cost (previous year)                          0                0
Effect on assets or liabilities from
  deferred tax of fiscal year                         -116,741            8,818
Tax benefit from tax losses                                  0                0
Effect of amortization of complementary
  accounts of deferred assets and liabilities          -37,535           16,611
Effect on assets or liabilities of deferred
  tax for changes in evaluation reserve                      0                0
Other debits or credits in the account                       0                0

Total                                                 -818,584         -652,110

       07. Short-term and long-term leasing contracts and leasing assets
(note required only for leasing companies defined in circular No. 939 of 1990).

There are no elements for this item.

                           08. Other current assets

As of March 31, 2002, investments in financial instruments with resale agreements, valued as stated in note 2 p) for Th Ch$2,042,359 are included under this heading.

In March 2001 there was a balance of Th Ch$3,327,371 for investments in Financial Institutions with resale agreement, and a balance of Th Ch$1,902,329 for Future Contracts.

      09. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 11 - INFORMATION ON OPERATIONS WITH PURCHASE COMMITMENT, SALE COMMITMENT, BUY BACK AND RESELL BACK AGREEMENTS FOR NEGOTIABLE SECURITIES PURCHASE (CV) AND SALE (CV) OPERATIONS

               Dates
         ---------------                                Original        Price                                     Market
Code     Start       End          Counterpart      Currency     Set     Rate    Final Value   Document ID         Value
----     -----       ---          -----------      --------     ---     ----    -----------   -----------         -----
CV    03.25.2002  04.01.2002   BANCO DE CREDITO E  Pesos     1,265,000   0.39    1,266,151   Zero Central Bank  1,265,987
                                  INVERSIONES
CV    03.27.2002  04.01.2002   BANCHILE            Pesos       776,000   0.36      776,466   PRC & Others         776,372

                               10. Fixed Assets

Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of March 31, 2002 and 2001.

The items that make up the Company's fixed assets as of March 31, 2002 and 2001 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment.

Technical Reappraisal and Adjustment of Accounting Values

The company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations

The charge against results for this item is Th Ch$2,114,814 in 2002 and Th Ch$1,714,611 in 2001.

The detail is shown on an attached chart.

NET ASSETS

                                                   2002              2001
                                                  Th Ch$            Th Ch$
                                                  ------            ------
LAND
Land & mining claims                             1,440,857         1,815,934
Subtotal land                                    1,440,857         1,815,934
Depreciation Mining Claims
Accrued
For the fiscal year
Subtotal dep.                                            0                 0
*Subtotal land                                   1,440,857         1,815,934

CONSTRUCTIONS & INFRASTRUCTURE

High rises and industrial const.                12,305,503        10,938,850
Facilities                                       4,520,524         4,480,921
Housing developments                                25,097            25,077
*                                               16,850,624        15,444,848

MACHINERY & EQUIPMENT
Furnaces                                        36,187,904        29,012,154
Machinery                                       51,596,512        41,108,327
Tools                                              341,626           340,995
Furniture and Materials                          1,642,333         1,548,900
Vehicles                                           201,615           195,018
*                                               89,969,990        72,205,393

DEPRECIATION
Accrued                                        -38,393,354       -36,729,011
For the fiscal year                             -1,872,205        -1,453,121
Subtotal depreciation                          -40,265,559       -38,182,132

Subtotal machinery & equip                      49,704,431        34,023,262

OTHER FIXED ASSETS
Spare parts                                      4,543,559         4,732,651
Imports in transit                               1,224,006        11,488,410
Works underway                                   2,279,114         7,521,339
Lots in Pirque and Leyda                           454,776           454,399
Other                                              368,654           388,009
Subtotal other assets                            8,870,109        24,584,808

TOTAL FIXED ASSETS                             117,131,580       114,050,983
TOTAL ACCRUED DEPREC.                          -45,345,588       -43,031,745
TOTAL DEPREC FOR YEAR                           -2,071,245        -1,632,413
TOTAL NET FIXED ASSETS                          69,714,747        69,386,826

          TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                                   2002              2001
                                                  Th Ch$            Th Ch$
                                                  ------            ------
LAND
Land                                               299,376           298,976

DEPRECIATION
Accrued prior fiscal years                                                 0

Subtotal land and mining claims net                299,376           298,976

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial constructions          5,986,133         5,981,045
Facilities                                         424,633           439,694

Subtotal Constructions                           6,410,766         6,420,739

DEPRECIATION
Accrued prior fiscal years                      -4,830,803        -4,642,677
For the fiscal year                                -49,925           -49,884
Subtotal depreciations                          -4,880,728        -4,692,561

Subtotal constuctions net                        1,530,038         1,728,179

MACHINERY AND EQUIPMENT
Furnaces                                           506,774         1,706,777
Machinery                                          970,022         1,737,964
Tools                                               52,341            52,298
Furniture and materials                             13,906            13,895

Subtotal machinery & equipment                   1,543,043         3,500,934

DEPRECIATION
Accrued prior fiscal years                      -1,543,043        -3,371,671
For the fiscal year                                                  -32,315
Subtotal depreciation                           -1,543,043        -3,403,986

Subtotal machinery & equip                               0            96,948

Total Net Technical Revaluation                  1,829,414         2,124,102

TOTAL                                            8,253,185        10,200,649
TOTAL ACCRUED DEPREC.                           -6,373,846        -8,014,348
TOTAL DEPREC FOR YEAR                              -49,925           -82,199

                                                 1,829,414         2,124,102

                    11. Sales transactions with leaseback

These type of transactions were not carried out as of March 31, 2002 and 2001.

                     12. Investments in related companies

The Company has valued its investments in related companies according to the norms indicated in note 2 n).

CIECSA S.A.

On April 20, 2000 the Shareholders of Ciecsa S.A. agreed to increase company capital in the equivalent to UF 359,921 by issuing 343,750,000 shares that were fully subscribed by Cristalchile. Of such subscription, the company has paid 288,250,000 shares for an amount of UF 301,093.05 totaling a stake of 98.12% in the subsidiary.

ENVASES CMF S.A.

On June 29, 2001 a Special Stockholders Meeting of Crowpla Reicolite S.A. was held where agreement was reached to increase the company's capital to Th Ch$26,220,314,772 divided into 56,000 shares, by capitalizing Th Ch$1,755,219 from the Revaluation and Retained Earnings Fund, with the issue of 29,000 cash shares equivalent to Th Ch$ 15,648,300.

Andina Inversiones Societarias S:A. subscribed and paid for 28,000 shares of this issue, worth Th Ch$ 15,149,749.

Cristalerias de Chile S.A. subscribed and paid for 1,000 shares worth Th Ch$ 498,552.

With the operations referred to above, the shareholding of Cristalerias de Chile S.A. totals 28,000 shares, representing 50% of the equity of Crowpla-Reicolite S.A.

The reduction in the percentage of Cristalchile's share in the equity of Crowpla Reicolite S.A. as of June 30, 2001 produced a positive variation in the calculation of the VPP of Th Ch$ 1,989,949 adjusted, which is included in Other Non-Operating Income.

Subsequently the company's name was modified to Envases CMF S.A.

CRISTALCHILE INVERSIONES S.A.

This company was created on December 11, 2001 with the participation of Cristalerias de Chile S.A., which holds 99.99% and the subsidiary CIECSA S.A. with a 0.01%.

On December 28, 2001, the company sold to its subsidiary Cristalchile Inversiones S.A., the investment it had in Rayen Cura S.A.I.C., a company established in the city of Mendoza, Argentina in Th Ch$18,340,577. The operation had no effect on results.

According to the provisions in Circular Letter 81 of the SVS dated 01/22/02, the subsidiary adjusted the financial statements of Rayen Cura S.A.I.C. as of December 31, 2001, considering a rate of exchange of 1.7 Argentine pesos per US dollar, although no devaluation of the Argentine pesos with respect to the dollar was recorded in the accounts in Argentina.

As of March 31, 2002, the financial statements of Rayen Cura S.A.I.C. has acknowledged an exchange rate of 2.9 Argentine pesos per US dollar. On its part the subsidiary Cristalchile Inversiones S.A., has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the devaluation from $1.7 to $2.9 per dollar.

The accounting charge against results, as a consequence of the devaluation of the Argentine peso totaled Th Ch$1,709,343 as of March 31, 2002..

CRISTALERIAS DE CHILE S.A.

NOTE 14 -  INVESTMENTS IN RELATED COMPANIES BREAKDOWN OF
INVESTMENTS

                                                                                  Shareholder          Company
                                                   Investment                     (Percentage)          Equity
                                     Country of      Control     Number of   ---------------------    ----------
    R.U.T.            Company          Origin       Currency      Shares     03-31-2002  03-31-2001   03-31-2002   03-31-2001
    ------            -------          ------       --------      ------     ----------  ----------   ----------   ----------
                Cristalchile
96721580-5      Comunicaciones S.A. Chile         Peso          101,213,160     99.9980     99.9900   75,946,786   82,856,193
                S.A. Vina Santa
86547900-K      Rita S.A.           Chile         Peso          493,959,797     54.0970     56.0600   71,021,718   65,559,028
86881400-4      Envases CMF S.A.    Chile         Peso               28,000     50.0000     99.9900   28,793,387   10,992,436
0-E             Rayen Cura S.A.     Argentina     Dollar                  0      0.0000     40.0000            0   27,632,061
966088270-4     Ciecsa S.A.         Chile         Peso          597,401,305     98.2105     96.6000    9,778,108    8,506,712
                Inmobiliaria Don
96826870-8      Alberto S.A.        Chile         Peso                3,817     38.1700     38.1700        1,296      413,386
                Constructora
96767580-6      Apoger S.A.         Chile         Peso              800,000     80.0000     80.0000       47,679    1,167,740
                Inmobiliaira
96628620-2      Richelieu S.A.      Chile         Peso                   70      0.0000      7.0000            0       19,561
                Cristalchile
96972440-5      Inversiones S.A.    Chile         Peso                9,999       99.99      0.0000   -1,378,726            0
                TOTAL

                   Net               Result of                                    Income not                   Book value
                 Income               Accrual                  VPP                 Realized                  of Investment
    R.U.T.    03-31-2002  03-31-2001  03-31-2002 03-31-2001  03-31-2002  03-31-2001  03-31-2002 03-31-2001  03-31-2002  03-31-2001
    ------    ----------  ----------  ---------- ----------  ----------  ----------  ---------- ----------  ----------  ----------
96721580-5    -2,391,329  -2,417,262  -2,391,282 -2,417,214  75,945,267  82,854,555           0          0  75,945,267  82,854,555
86547900-K     1,016,538     963,805     549,916    521,390  38,420,619  35,465,474           0          0  38,420,619  35,465,474
86881400-4       277,969     146,311     138,984    145,263  14,396,694  10,990,814           0          0  14,396,694  10,990,814
0-E                    0     208,567           0          0           0  11,052,824           0          0           0  11,052,824
966088270-4     -251,541    -874,907    -247,041   -858,584   9,603,129   8,347,576    -267,800   -299,136   9,335,329   8,048,440

96826870-8        -1,526      -7,512        -583     -2,868         495     157,790           0          0         495     157,790

96767580-6          -504      -5,733        -403     -4,586      38,143     934,192           0          0      38,143     934,192

96628620-2             0          59           0          5           0       1,369           0          0           0       1,369

96972440-5    -1,551,660           0   -1,551,505         0           0           0                                  0           0
                                                            138,404,347 149,804,594    -267,800   -299,136 138,136,547 149,505,458

                      13. Investments in other companies

14.  At March 31, 2002 and 2001 there are no investments in other companies.

                          16. Goodwill Amortization

NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Ciecsa S.A., and Envases C.M.F. S.A., have produced negative goodwill whose net balance to be amortized as of March 31, 2002 totaled Th Ch$ 2,099,226 (Th Ch$7,502,048 in 2001).

CRISTALERIAS DE CHILE S.A.

NOTE 16 - SHORTFALL AND GOODWILL ON INVESTMENTS

                                          03-31-2002                       03-31-2001
                                          ----------                       ----------
                                       Amount Amortiz.     Shortfall     Amount Amortiz.    Shortfall
    R.U.T.        Company Name           this period         Value         this period        Value
    ------        ------------           -----------         -----         -----------        -----
96608270-4     Ciecsa S.A.                  29,018        1,479,924           28,994       1,594,673
86881400-4     Envases CMF S.A.                  0                0            6,624         125,856
0-E            Rayen Cura S.A.                   0                0           69,132       5,114,344
86547900-K     S.A. Vina Santa Rita         12,010          619,302           11,614         667,175
               TOTAL                        41,028        2,099,226          116,364       7,502,048

                               15. Intangibles

At March 31, 2002 there are no values for these items, in March 2001 there is a value of Th Ch$ 2,600 corresponding to a trademark.

                              16. Other (Assets)

As of March 31, 2002, the following is included in Other Long-term Assets:

1. The sum of Th Ch$9,059,690 for sale of Bonds of Celulosa Arauco equivalent to US$13,420,000, at a rate of 6.95% annual with maturity on September 15, 2005. This value includes the amount of Th Ch$ 257,512 for the premium paid for their purchase, which will be amortized in the Bond's same term.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their due date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments, therefore no negative adjustment has been made to the market value which at March 31, 2002 totals Th Ch$130,625.

2. In addition the amount of Th Ch$200,624 for prepaid interests of Deferred Custom duties in included.

As of March 31, 2001, there was a balance of Th Ch$133,094 for a difference in favor of Cristalerias de Chile S.A., in future contracts in foreign currency with long-term maturity.

       17. Short-term liabilities with banks and financial institutions

a)   Short-term liabilities with Banks and Financial Institutions (5.21.10.10).

     As of March 31, 2002 and 2001, there are not short-term bank obligations.

b)   Long-term obligations with Banks and Financial Institutions (5.21.10.20).

     A list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.

NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM


                                                   Type of Currency and Readjustment Index
                                                                                              Other Foreign
     R.U.T.               Bank or Financial    Dollars            Euros          Yen            Currencies   U.F.
                             Institution    03-31-2002 03-31-2001 03-31- 03-31- 03-31- 03-31- 03-31- 03-31- 03-31- 03-31-
                                                                  2002   2001    2002  2001   2002   2001   2002   2001
Short term (code:  5.21.10.10)
Long Term - Short Term (code:  5.21.10.20)


97036000-K        Banco Santiago                     0     35,655     0      0      0      0      0      0      0      0
0-E               J.P Morgan Chase Bank     18,838,385    164,320     0      0      0      0      0      0      0      0
                  Others                             0          0     0      0      0      0      0      0      0      0
                  TOTAL                     18,838,385    199,975     0      0      0      0      0      0      0      0

                  Capital amount due        18,740,000    199,975     0      0      0      0      0      0      0      0

                  Average annual interest
                   rate                          3.375       7.47     0      0      0      0      0      0      0      0


                  Percentage oblig. foreign curr. (%)    100.0000
                  Percentage oblig. foreign curr. (%)      0.0000




  $ Non adjustable       Total

03-31-2002 03-31-2001    03-31-2002      03-31-2001



         0         0              0          35,655
         0         0     18,838,385         164,320
         0         0              0               0
         0         0     18,838,385         199,975

         0         0     18,740,000         199,975


         0         0              0               0


                        18. Other Current Liabilities

 As of March 31, 2002 there is a balance of Th Ch$ 3,518,931 in Other Current Liabilities as detailed in note 34.

         19. Long term liabilities with banks and financial institutions

The obligations with banks and financial institutions are presented on the charts attached.

CRITALERIAS DE CHILE S.A.

NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

       Institution                        Maturity Years                                     Closing date             Closing date
                                                                                             Current period         Previous period
         Bank or          Adjustment   From 1      From 2  From 3 From 5 More than 10 years Total Long-Term Average Total Long-Term
R.U.T.  Financial          index       to 2         to 3    to 5   to 10  Amount    Term      at closing of annual   at closing of
      Institution        currency                                                             Financial     interest   Financial
                                        M$           M$      M$       M$     M$               Statements      rate     Statements

0-E Chase Manhattan Bank Dollars    18,740,000 18,740,000 9,370,000    0     0      2,005      46,850,000    3.375%     60,984,425
                         Euros               -          -         -    -     -          -               -        -               -
                         Yen                 -          -         -    -     -          -               -        -               -
                         UF                  -          -         -    -     -          -               -        -               -
                         Non-adj.CH$         -          -         -    -     -          -               -        -               -
                         Others              -          -         -    -     -          -               -        -               -
          Total                     18,740,000 18,740,000 9,370,000    -     -          -      46,850,000               60,984,425


Porcentaje de obligaciones en moneda extranjera    100.00%
Porcentaje de obligaciones en moneda nacional        0.00%

          20. Short-term and long-term obligations with the public
                      (promissory notes and bonds)

21.  As of March 31, 2002 and 2001, there are no obligations with the public.

                       21. Reserves and Write-offs

Reserves:

As of March 31, 2002, the Company has short-term reserves of Th
Ch$6,445,196 and Th Ch$3,426,900 in 2001.

In the Long-term, reserves are recorded of Th Ch$6,902,679 and Th Ch$8,570,244 respectively.

Bad Debt Reserves:

The Company has established a reserve for bad debts of Th Ch$128,313, and Th Ch$ 131,521, respectively, as of March 31, 2002 and 2001.

This reserve is deducted from the balance of debtors from sales.

No charges have been made against the reserve in the 2002 and 2001 fiscal years.

Vacation Reserve:

The company has established a reserve for the total cost of vacations pending as of March 31, 2002 and 2001, as established in Technical Bulletin No. 47 of the Accountants Association of Chile. The net balance for this item is Th Ch$ 220,955 as of March 31, 2002 (Th Ch$ 244,564 in 2001).

Reserve for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractories of each smelting furnace so their repair will not have a distort the result of the fiscal year when the repairs are made.

The Company has established a reserve for this item in the amount of Th Ch$4,413,876 and Th Ch$5,665,415 as of March 31, 2002 and 2001, respectively.

An itemized list of the amounts provided is shown in the attached chart.

Other Reserves:

A reserve is recorded in the amount of Th Ch$176,523 (Th Ch$176,510 in 2001) for the obsolescence of refractory bricks and spare parts, which is deducted from the relevant assets.

Cristalerias de Chile S.A.

Note  Reserves and Write-offs                03/31/2002         03/31/2001
Individual

Board Share                                       7,033             69,501
Board Share Prior Fiscal Year                   710,824            698,732
Legal Bonus                                     (27,833)           (23,123)
Provision Indirect Cost                         218,291            203,341
Furnace Reconstruction                        1,115,030            587,991
Machinery Repair                              1,007,849            341,317
Severance Pay                                   138,656            155,228
Packing for Client Return                     1,142,646          1,135,682
Legal Holiday                                   220,955            244,564
Reserve Spare Parts                             446,387                  0
Reserve Subsidiary Losses                     1,378,588                  0
Other Reserves                                   86,770             13,667

Short Term                                    6,445,196          3,426,900

Severance Pay                                 3,603,833          3,492,821
Furnace Reconstruction                        3,298,846          5,077,423

Long-Term                                     6,902,679          8,570,244

                             22. Severance Payments

The reserve for severance payments to personnel is included at its current value, as expressed in note 2 r). In 2002 it totals Th Ch$3,742,489 (Th$3,648,049 in 2001)

As of March 31, 2002, the parent company has paid severance payments of Th Ch$20,941 chargeable against the reserve. In the 2001 Fiscal Year no charges have been made for this item.

                             23. Other long-term liabilities

As of March 31, 2002 and 2001 there are no balances for this item.

                             24. Minority interest

Not applicable to individual financial statements.

                            25. Changes in equity

a.   Activity in 2002 and 2001

     The activity of the capital and reserve accounts in the fiscal years ended in March 31, 2002 and 2001, are shown in the attached charts.

     The detail of this item is as follows:

                                                          2002                   2001
                                                         Th Ch$                 Th Ch$

Future capital increases                                4,095,904             3,770,068
Reserve for adjustment of value of fixed assets         1,829,414             2,150,340
Adjustment for conversion difference in
 investment in Rayen Cura S.A.I.C.                      2,293,616             1,178,189
Difference VPP Sodex                                     (208,960)             (208,787)
                                                     ------------            -----------

TOTAL OTHER RESERVES                                    8,009,974             6,889,810

Accumulated Deficit for the Development Period


The negative variation in equity experimented by the company results from the application of the VPP method carried out by CIECSA S.A. in its subsidiary Simetral S.A., which was in a stage of development until December 31, 2001, and its expenditures correspond to pre-operating activities. In accordance with provisions in Circular Letter 981 of the Insurance and Securities Commission, this deficit is treated as an accumulated loss.

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NET WORTH

                                               Reserve    Premium               Reserve                           Devel.     Fiscal
                                     Paid-in   capital   in sale of   Other      Future   Accumulated Provisional Period      Year
                                     Capital revaluation   shares    Reserves   Dividends   Results   Dividends   Deficit    Result


Balances as of 03-31-2002

Initial balance                  62,863,356          0   26,794,558 7,942,919 102,798,113          0        0  (123,129)          0
Distribution result previous
 fiscal year                              0          0            0         0           0 17,770,611        0          0          0
Final dividend previous fiscal
 year                                     0          0            0         0           0 (4,657,728)       0          0          0
Capital increases with cash
 stock issue                              0          0            0         0           0          0        0          0          0
Reserves and/or Profits
 Capitalization                           0          0            0         0           0          0        0          0          0
Development period Accumulated
 deficit                                  0          0            0         0           0          0        0          0          0
Accumulated conversion
 difference adjustment                    0          0            0    98,828           0          0        0          0          0
Eventual Dividend                         0          0            0         0           0          0        0          0          0
Owner's equity Revaluation                0   (251,453)    (107,180)  (31,773)   (411,190)   (52,451)       0        493          0
Fiscal Year Result                        0          0            0         0           0          0        0          0    175,829
Provisional Dividends                     0          0            0         0           0          0        0          0          0
Final balances                   62,863,356   (251,453)  26,687,378 8,009,974 102,386,923 13,060,432        0   (122,636)   175,829
Balances as of 03-31-2001
Initial balance                  60,973,187          0   25,998,901 6,166,094  91,287,846          0        0   (107,536)         0
Distribution result previous
 fiscal year                              0          0            0         0           0 17,042,239        0          0          0
Final dividend previous fiscal
 year                                     0          0            0         0           0 (4,156,672)       0          0         0
Capital increases with cash
 stock issue                              0          0            0         0           0          0        0          0          0
Reserves and/or profit
 Capitalization                           0          0            0         0           0          0        0          0          0
Development period accumulated
 deficit                                  0          0            0         0           0          0        0    (55,488)         0
Accumulated conversion difference
 adjustment                               0          0            0   549,506           0          0        0          0          0
Eventual Dividend                         0          0            0         0           0          0        0          0          0
Owner's equity revaluation                0     60,973       25,988     6,166      91,288     12,885        0       (108)         0
Fiscal Year Result                        0          0            0         0           0          0        0          0  1,695,160
Provisional Dividends                     0          0            0         0           0          0        0          0          0
Final balances                   60,973,187     60,973   26,024,889 6,721,766  91,379,134 12,898,452        0   (163,132) 1,695,160
Updated balances as of 3/31/01   62,497,517     62,496   26,665,262 6,889,810  93,663,612 13,220,914        0   (167,210) 1,737,539

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NETWORTH - DEFICIT ACCUMULATED IN DEVELOPMENT PERIOD OF SUBSIDIARY


                                                     AMOUNT
    RUT                  COMPANY                   FISCAL YEAR           ACCUMULATED              COMMENTS
------------        ---------------                -----------           -----------        ---------------------
96.939.140-6        SIMETRAL S.A.                    122,636                 122,636        IN DEVELOPMENT PERIOD

CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN EQUITY - NUMBER OF SHARES

                                                                                           No.
                                        No.                       No.                    SHARES
                                       SHARES                   SHARES                WITH VOTING
        SERIES                       SUBSCRIBED                  PAID                    RIGHT
-------------------                 ------------              ----------             -------------
SINGLE                               64,000,000               64,000,000              64,000,000




CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

                                                     SUBSCRIBED                PAID-IN
                    SERIES                             CAPITAL                 CAPITAL
----------------------------------------          -------------           ------------

SINGLE                                               62,863,356             62,863,356

                 26. Other Non-operating Income and Disbursements

As of March 2002 non-operating income totaled Th Ch$92,445 in 2002 and Th Ch$ 86,272 in 2001.

Non-operating disbursements amounted to Th Ch$147,534 in 2002 and Th Ch$82,501 in 2001.


NOTE 28: NON-OPERATING INCOME AND EXPENSES
         INDIVIDUAL

                                                                                 2002              2001
                                                                               --------          --------
                                                                               Thou Ch$          Thou Ch$

Material Sales                                                                   6,789             6,515
Lease of Offices and Business Premises                                          53,793            69,027
Miscellaneous Income                                                            23,984             2,860
Amortization of Unrealized Income                                                7,879             7,872

Total Non-Operating Income                                                      92,445            86,273


Professional advisory services                                                 155,068            76,427
Insurance                                                                        3,874             2,607
Other expenses                                                                 -11,408             3,467

Total Non-Operating Expenses                                                   147,534            82,501

                             27. Price-level Restatement


As a result of the application of price-level restatement as described in Note 2 d), a net credit to results was generated in the 2002 and 2001 fiscal year of Th Ch$84,355 and Th Ch$92,445, respectively.

CRISTALERIAS DE CHILE S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                                               Adjustability
Assets (Debits)/Credits                                            Index          03-31-2002        03-31-2001
                                                               -------------      -------------     -----------

Inventory                                                           IPC              (61,846)           19,763
Fixed Asset                                                         IPC             (283,991)           53,585
Investments in Related Companies                                    IPC             (571,391)           12,826
Marketable Securities                                               IPC              (13,078)           11,919
Time Deposits                                                       IPC                   --             4,115
Short Term Debtors                                                  IPC                 (640)              205
Accounts Receivable Related Companies                               IPC              (84,426)            3,212
Long-Term Debtors                                                   IPC                 (243)              367
Other Non-Monetary Assets                                           IPC               (1,964)          174,128
Expense and Cost Accounts                                           IPC               (2,901)           (8,315)
Total (Debits)/Credits                                                            (1,020,480)          271,805

Liabilities (Debits)/Credits

Net Worth                                                           IPC              853,555          (202,124)
Short-Term Bank Loans                                               IPC               74,853                --
Accounts Receivable Related Companies                               IPC                  149                51
Short-Term Reserves                                                 IPC               (4,500)           (5,245)
Long-Term Bank Loans                                                IPC              187,083                --
Long-Term Creditors                                                 IPC                  231              (163)
Long-Term Reserves                                                  IPC              (15,684)          (28,681)
Non-Monetary Liabilities                                            IPC                4,193                --
Income Accounts                                                     IPC                4,975            13,182
Total (Debits)/Credits                                                             1,104,855          (222,980)

(Loss) Profit From Adjustment For Price Level Restatement                             84,355            48,825

                        28. Difference in Exchange


A net charge against results was made because of exchange rate difference of Th Ch$236,591 in 2002 and a net credit of Th Ch$196,004 in 2001.

According to the provisions in Circular Letter 1560 of the SVS of 09/20/2001, the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the effect of inflation is presented in this item.

Further information is shown on the table attached.

CRISTALERIAS DE CHILE S.A.

NOTE 30:  EXCHANGE DIFFERENCES

Item                                                                                           Amount
                                                                                    ------------------------------
                                                                  Currency          03-31-2002          03-31-2001
                                                                  --------          ----------          ----------
Current Assets                                                    Dollars                   429              3,678
Time Deposits                                                     Dollars               (10,093)           604,296
Inventory                                                         Dollars               (12,361)            90,560
Other Assets                                                      Dollars                 9,508            517,440

Total (Debits) Credits                                                                  (12,517)         1,215,974

Short-Term Bank Loans                                             Dollars              (106,547)            (1,254)
Notes Payable                                                     Dollars               (48,153)          (540,257)
Notes Payable                                                  Other Currency             5,193             (8,002)
Sundry Debtors - Long Term                                        Dollars                    --             (2,157)
Long-Term Bank Loans                                              Dollars               (66,170)          (331,576)
Short-Term Reserves                                               Dollars                (1,887)                --
Long-Term Reserves                                                Dollars                (4,601)          (136,724)
Sundry Creditors - Long Term                                      Dollars                (1,909)                --

Total (Debits) Credits                                                                 (224,074)        (1,019,970)

(Loss) Profit From Exchange Difference                                                 (236,591)           196,004

                          29. Extraordinary Items


As of March 31, 2001, a partial reversion of the reserve for the repair of Furnace C was acknowledged in the amount of Th Ch$975,800, net of taxes.

As of March 31, 2002, there are no transactions for this item.

       30. Expenses incurred in the sale of shares and debt instruments

As of March 31, 2002 and 2001, there are no expenses recorded in this item.

                            31. Cash Flow Statement

An itemized list is included in the attached chart.

CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT

1.  The following it the detail of the item: OTHERS:

                                                                          2002                   2001
                                                                        --------               --------
                                                                         Th Ch$                  Th Ch$

541.11.80          Other expenses paid
                   Exchange difference                                  62,527                  93,250
                   Donations                                            18,853                  11,174
                   Other expenses                                           73                   7,478
                     Total                                              81,458                 111,902

541.13.15          Sale of other investments
                   LP bond share                                       174,681                       -
                   Sale of PRC                                               -               1,258,617
                   Redemption Time Dep. over 90 days                 4,756,872                       -
                     Total                                           4,931,553               1,258,617

541.13.30          Other investment income
                   Maturity of future contracts                      1,223,646                 500,867

541.13.65          Other investment made
                   Purchase of shares                                        -                  17,270
                   Future contracts                                    336,681                       -
                     Total                                             336,681                  17,270


     Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:


ITEM                                                                 Amount Th Ch $            Due Date
                                                                     --------------            --------

Dividend 149                                                        (4,230,400)                  April-02
Amounts payable investment                                            (576,123)                  April-02
Amounts payable investment                                            (271,857)               May-June 02

TOTAL                                                               (5,078,380)

                        32. Derivative Contracts

FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company has signed future contracts in foreign currency of Th US$ 119,600 in 2002 (Th US$ 114,600 in 2001) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of March 31, 2002 there was a difference in favor of the financial institutions of Th Ch$3,518,931, which is presented in Other Current Liabilities.

As of March 31, 2001 there was a difference in favor of the company of Th Ch$1,902,329, which is presented in Other Current Assets.

CRISTALERIAS DE CHILE S.A.

NOTE 34: DERIVATIVE CONTRACTS

                                               Description Of Contracts                               Accounts Affected
                                          ------------------------------------             ----------------------------------------
                                                             Protected Item Or
                                                             Transaction                   Assets/Liabilities     Effect on Result
                              Maturity Or          Purchase/ ------------------  Value Of  ------------------    ------------------
 Type Of   Type Of  Value Of  Expiration  Specific Sale                         Protected                                     Not
Derivative Contract Contract    Date      Item     Position  Name     Amount       Item      Name      Amount    Realized  Realized
---------- -------- --------    ----      ----     --------  ----     ------       ----      ----      ------    --------  --------

                                SECOND   EXCHANGE           DOLLAR
FR           CI     1,758,214   2002      RATE        C      LOAN     1,758,214  1,967,700   ASSETS      209,486     209,486      0
                                THIRD    EXCHANGE           DOLLAR
FR           CI    40,196,632   2002      RATE        C      LOAN    40,196,632 38,042,200 LIABILITIES 2,154,432  -2,154,432      0
                                FOURTH   EXCHANGE           DOLLAR
FR           CI    22,656,047   2002      RATE        C      LOAN    22,656,047 21,412,930 LIABILITIES 1,243,117  -1,243,117      0
                                FIRST    EXCHANGE           DOLLAR
FR           CI    16,106,396   2003      RATE        C      LOAN    16,106,396 16,397,500 LIABILITIES   304,703    -304,703      0
                                SECOND   EXCHANGE           DOLLAR
FR           CI     2,649,764   2003      RATE        C      LOAN     2,649,764  2,623,600 LIABILITIES    26,164     -26,164      0

CRISTALERIAS DE CHILE S.A.

Foreign Currency Forward Contracts Analysis as of 03.31.2002


                                           Date                    Future Value      Future Value        Profit
                               ------------------------            ------------      ------------        ------
         Institution           Investment        Expiry                 UF               US$            Thou Ch$

Banco de Chile                03.26.2002       03.19.2003             205,069         5,000,000          (72,717)
Banco de Chile                03.26.2002       03.19.2003             204,905         5,000,000          (72,680)
BCI                           03.26.2002       03.26.2003             204,864         5,000,000          (72,680)
Banco Santander               03.13.2002       04.08.2003             162,826         4,000,000          (26,164)
Citibank                      02.28.2001       05.15.2002             108,668         3,000,000          209,486
Deutsche Bank
 (Chile) S.A.                 03.28.2001       03.28.2003             373,500        10,000,000          509,179
Minus: Credit
 09.26.2001
  Deutsche                                                                                              (932,486)
Plus: Debit
 03.27.2002                                                                                              336,680
Deutsche Bank
 (Chile) S.A.                 07.20.2001       07.22.2002             413,114        10,000,000         (147,933)
Banco Boston                  09.12.2001       09.11.2002             170,926         4,000,000         (147,534)
Banco Boston                  09.13.2001       09.12.2002             213,486         5,000,000         (166,205)
Banco A. Edwards              09.06.2001       09.05.2002             208,768         5,000,000          (95,257)
Banco A. Edwards              09.28.2001       09.27.2002             174,155         4,000,000         (189,034)
Banco Santander               09.27.2001       09.26.2002             174,180         4,000,000         (187,003)
Banco Santander               09.27.2001       09.26.2002             174,146         4,000,000         (186,716)
Banco Santander               09.27.2001       09.26.2002             217,595         5,000,000         (232,675)
Banco Santander               10.02.2001       10.01.2002             264,788         6,000,000         (335,926)
Banco Santander               10.03.2001       10.03.2002             219,070         5,000,000         (243,618)
Banco Santiago                09.21.2001       09.24.2002             217,396         5,000,000         (228,928)
Chase Manhattan Bank          09.20.2001       09.23.2002             217,911         5,000,000         (236,463)
Banco A. Edwards              10.01.2001       09.30.2002              87,128         2,000,000          (93,066)
Banco A. Edwards              10.02.2001       10.02.2002             261,238         6,000,000         (279,641)
Banco A. Edwards              10.10.2001       10.09.2002             179,011         4,000,000         (258,383)
Banco A. Edwards              10.16.2001       10.16.2002              88,522         2,000,000         (113,425)
JP Morgan Chase               11.27.2001       12.04.2002             209,880         5,000,000          (85,926)
JP Morgan Chase               11.28.2001       12.11.2002             280,177         6,600,000         (120,617)
Banco Santiago (US$/EURO)     12.19.2001       12.18.2002           3,121,650         3,500,000          (49,200)

                              TOTAL                                                 123,100,000       (3,518,932)

                     35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of March 31, 2002, there is a guarantee furnished in the amount of Th Ch$ 6,790 and Th Ch$6,789 in 2001, according to the detail on the attached chart.

LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of March 31, 2002 and 2001 there are no pending lawsuits or other legal actions.

OTHER CONTINGENCIES

As of March 31, 2002 and 2001 the administration is not aware of any other contingencies that might affect the Company.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

Creditor Of                                Type Of
Guarantee              Debtor             Guarantee Assets Committed   Balances Pending           Release Of Guarantees
                   Name           Relationship     Type    Book      Payment As Of Closing Date
                                                           Value        Of Financial Statements
                                                                        03-31- 03-31-  03-31-            03-31-        03-31-
                                                                        2002   2001    2003       ASSETS  2004  ASSETS 2005  ASSETS



EDIFICIO        CRISTALERIAS
METROPOLIS AGF  DE CHILE S.A.  COMMERCIAL  DEPOSIT  FLOOR  7,593    7,593   6,789        0       0      0       0      7,593    0




CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES


Creditor Of                            Type Of
Guarantee              Debtor          Guarantee Assets Committed  Balances Pending           Release Of Guarantees
                   Name           Relationship     Type    Book     Payment As Of Closing Date
                                                           Value       Of Financial Statements
                                                                       03-31-   03-31-  03-31-         03-31-        03-31-
                                                                       2002     2001    2003    ASSETS  2004  ASSETS  2005   ASSETS

Societe de
Participations Rayen Cura S.A. Affiliate Solidary       0       0   3,777,984 3,512,703 755,596   0    755,596   0    2,266,792  0
 Financieres et
 Industrielles

              36. Guarantees obtained from third parties


As of March 31, 2002 and 2001 the company has received guarantees from third parties, which are shown below:



                             ITEM                                         2002                    2001
                             ----                                        ------                  ------
                                                                         Th Ch$                  Th Ch$

Real Estate Lease Bank Boston 367,690 UF                                  5,959                   5,963
Real Estate Lease to Telecomunicaciones                                       0                       0
Cono Sur Ltda. (130 UF)                                                   2,106                   2,107
Lease Real Estate Office 202 AGF Building                                 3,806                   3,809
Suppliers Sight Drafts                                                    1,241                   1,273
TOTAL                                                                    13,113                  13,152

                        37. Local and Foreign Currency

Charts are attached showing the foreign currency balance as of March 31, 2002 and 2001.

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS


              ITEMS                              Currency                                   Amount
-----------------------------------            ----------------                 -----------------------------
                                                                                 03-31-2002         03.31-2001
                                                                                 ----------         ----------
Current Assets

CASH                                            Non-adjust. Ch$                   1,585,542            910,262
CASH                                            Dollars                             103,567             97,658
TIME DEPOSITS                                   Dollars                          14,028,175         19,312,481
TIME DEPOSITS                                   Adjustable Ch$                            -          1,261,108
TIME DEPOSITS                                   Non-adjust. Ch$                   3,015,640                  -
MARKETABLE SECURITIES                           Adjustable Ch$                    3,264,180          5,761,877
MARKETABLE SECURITIES                           Dollars                           9,960,793                  -
MARKETABLE SECURITIES                           Non-adjust. Ch$                      52,678          2,266,504
DEBTORS FROM SALES                              Non-adjust. Ch$                  13,928,600         12,650,109
DOCUMENTS RECEIVABLE                            Non-adjust. Ch$                   2,589,150          1,374,775
MISCELLANEOUS DEBTORS                           Adjustable  Ch$                     311,412                  -
MISCELLANEOUS DEBTORS                           Non-adjust. Ch$                     130,010            520,043
MISCELLANEOUS DEBTORS                           Dollars                               8,756              6,699
DOC.&ACTS. REC. REL. CO'S.                      Adjustable Ch$                      614,150          1,525,245
DOC.&ACTS. REC. REL. CO'S.                      Dollars                                   -             61,879
DOC.&ACTS. REC. REL. CO'S.                      Non-adjust Ch$                    1,975,093          1,248,257
STOCK                                           Adjustable Ch$                    6,050,612          6,784,624
REFUNDABLE TAX                                  Non-adjust Ch$                    1,336,477          1,654,468
EXPENSES PAID IN ADVANCE                        Dollars                             104,750             23,115
EXPENSES PAID IN ADVANCE                        Adjustable Ch$                      147,299             41,090
DEFERRED TAXES                                  Non-adjustable Ch$                  720,729            225,320
OTHER CURRENT ASSETS                            Non-adjustable Ch$                2,042,359          3,327,371
OTHER CURRENT ASSETS                            Dollars                                   -          1,902,329
Fixed Assets
FIXED ASSETS                                    Adjustable Ch$                   71,544,161         71,510,927
Other Assets
INVESTMENT REL. CO'S.                           Adjustable Ch$                  138,136,547        149,505,458
NEG. INVESTMENT GOODWILL                        Adjustable Ch$                    2,099,226          7,502,048
LONG-TERM DEBTORS                               Adjustable Ch$                      179,489            103,811
L-T DOC. REC. REL. CO'S.                        Adjustable Ch$                   20,475,637          2,842,463
INTANGIBLES                                     Adjustable Ch$                            -              2,600
DEFERRED TAX                                    Non-adjustable Ch$                        -             80,543
MISCELLANEOUS                                   Dollars                           9,260,315            133,094
Total Assets
                                                Non-adjust. Ch$                  27,376,278         24,257,652
                                                Dollars                          33,466,356         21,537,255
                                                Adjustable Ch$                  242,822,713        246,841,251


Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES


          ITEM              Currency                    Up to 90 days                             90 Days to 1 Year
                                           -----------------------------------------  --------------------------------------------
                                                03-31-2002           03-31-2001            03-31-2002             03-31-2001
                                           -------------------    -----------------    ------------------     ---------------------
                                                         Avg.                  Avg.                 Avg.                   Avg.
                                            Amount      Annual      Amount    Annual     Amount    Annual      Amount     Annual
                                           --------     -------    --------  --------   --------  --------    --------   --------
                                           Thou Ch$     Int. Rate   Thou Ch$ Int. Rate  Thou Ch$  Int. Rate   Thou Ch$  Int. Rate

Current Liabilities
Long-Term Obligations      Dollars          18,838,385    3.375      199,975      7.47          0          0          0          0
1-year maturity
Long-Term Obligations      Dollars                   0        0            -         0          0          0          0          0
1-year maturity
Dividend Payable           Non-adjust. Ch$      67,100        0       50,946         0          0          0          0          0
Accounts Payable           Non-adjust. Ch$   1,824,364        0    1,317,267         0          0          0          0          0
Documents Payable          Dollars           2,141,414        0   10,447,770         0          0          0          0          0
Documents Payable          Other Currencies    303,976        0      643,478         0          0          0          0          0
Miscellaneous Creditors    Non-adjust. Ch$     476,740        0      496,100         0          0          0          0          0
Doc. and Accts.
 Payable rel Co            Adjustable Ch$       23,322        0       12,714         0          0          0          0          0
Doc. and Accts. Payable
 rel Co                    Non-adjust. Ch$     230,150        0      112,231         0          0          0          0          0
Reserves                   Adjustable Ch$            0        0            -         0    138,656          0    155,228          0
Reserves                   Dollars                   0        0            -         0  1,115,030          0    587,991          0
Reserves                   Non-adjust. Ch$   5,191,510        0    2,683,681         0          0          0          0          0
Withholding                Non-adjust. Ch$     942,013               513,871         0          0          0          0          0
Other Current Liabilities  Adjustable Ch$    3,518,931        0            -         0          0       0.00          0          0

Total Current Liabilities
                           Dollars          20,979,799            10,647,745            1,115,030               587,991
                           Non-adjust. Ch$   8,731,877             5,174,096                    0                     0
                           Other Currencies    303,976               643,478                    0                     0
                           Adjustable Ch$    3,542,253                12,714              138,656               155,228


Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 03-31-2002


       ITEM                 Currency         1-3 Years            3-5 years               5-10 Years          More than 10 years
--------------------------  --------  -----------------------  ---------------------  ---------------------  ----------------------
                                       Amount       Average    Amount     Average      Amount     Average     Amount      Average
                                      ---------  ------------  -------- ------------- -------  ------------  -------- -------------
                                       Thou Ch$  Interest Rate Thou Ch$ Interest Rate Thou Ch$ Interest Rate Thou Ch$ Interest Rate

Obligations with Banks and   Dollars  37,480,000          7.60       -          0.00        0            0       0              0
Financial Institutions

Deferred Custom Duties       Dollars     392,541

Long-term Creditors      Adjust. Ch$      57,530          0.00       -          0.00        0            0       0              0

Long-term Reserves           Dollars   3,298,846          0.00       -          0.00        0            0       0              0

Long-term Reserves       Adjust. Ch$   3,603,833          0.00       -          0.00        0            0       0              0

Deferred Taxes       Non-adjust. Ch$   1,105,824          6.69       -          0.00        0            0       0              0

Total Long-term
 Liabilities
                             Dollars  41,171,387                     -          0.00        0            0       0

                         Adjust. Ch$   3,661,363                     -                      0                    0

                     Non-Adjust. Ch$   1,105,824                     -                      0                    0


Cristalerias de Chile S.A.


NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 03-31-2001


      ITEM                 Currency          1-3 Years            3-5 years               5-10 Years          More than 10 years
------------------------   --------  -----------------------   ---------------------  ---------------------  ----------------------
                                      Amount       Average     Amount     Average      Amount     Average     Amount      Average
                                   ---------  ------------   -------- ------------- -------  ------------  -------- -------------
                                      Thou Ch$ Interest Rate  Thou Ch$ Interest Rate Thou Ch$ Interest Rate Thou Ch$ Interest Rate



Obligations with banks      Dollars  34,848,244      7.43815  26,136,181      7.43815        0             0        0            0
and financial
institutions

Sundry creditors     Adjustable Ch$      59,488            0           0            0        0             0        0            0

Sundry creditors            Dollars     606,703        11.06     624,106        11.06        0             0        0            0

Long-term Reserves      Adjust. Ch$   3,492,821            0           0            0        0             0        0            0

Long-term Reserves          Dollars   5,077,423            0           0            0        0             0        0            0

Total Long-term
 Liabilities
                            Dollars  40,532,370               26,760,287                     0                      0

                        Adjust. Ch$   3,552,309                        0                     0                      0



                              38. Penalties


In the 2002 and 2001 fiscal years no penalties have been applied to the company, the Members of the Board or Company Managers by the SVS or other administrative authorities.

                         39. Subsequent Events

In the Special Shareholders' Meeting held on April 16, 2002, the following agreements were reached:

1. The Board of Directors was authorized to name the company Langton Clarke - Auditores Consultores Limitada or in its defect, Price Waterhouse Coopers, as external auditors, depending on the best price alternative for Cristalerias de Chile S.A.

2. Name the newspaper "El Diario" as the written media to publish summons to meetings.

3. Distribute Dividend No. 149 of $66.10 per share, which will be paid as from April 26, 2002.

4. The dividend policy adopted for 2002 was to distribute 50% of the fiscal year's profits.

5. Give the Board of Directors the power to make agreements and distribute provisional dividends to be charged against fiscal year profits. Also, it was authorized, without calling a General Shareholders' Meeting, to agree the payment of eventual dividends to be charged against previous fiscal year profits.

Capital Increase of Rayen Cura S.A.I.C.

On April 22, the company made a loan of UF 229,729.92 to the subsidiary CristalChile Inversiones S.A., which the latter used for a capital increase of its associated company Rayen Cura S.A.I.C. of US$5,760,000, thereby maintaining a 40% stake in that company.

                              40. Environment

ENVIRONMENT

In its permanent concern commitment to preserve the environment, as of March 2002 the Company has made investments of Th Ch$ 157,468 for the repair of an electrostatic precipitator to filter the gases issued by our smelting processes. The company thereby would continue under the emission norms for particulate material issued by the supervisory agencies.

                             41. TIME DEPOSITS

At March 31, 2002 and 2001 the Company presents the following information:


           INSTITUTION                     Currency                    2002                      2001
----------------------------           ----------------          ---------------           ---------------
                                                                      Th Ch$                    Th Ch$


Babco Credito e Inversiones                   US$                    35,709,902                   286,825
Banco Scotiabank                              US$                     8,318,273                         0
Banco Santander N. York                       US$                             0                12,247,977
Banco Bilbao Viscaya New York                 US$                             0                 2,488,190
Banco Santiago                                US$                             0                 4,290,389
Banco Santiago                                 $                      3,015,640                 1,262,108
                                                                  -------------             -------------

TOTAL                                                                17,043,815                20,573,589
                                                                  =============             =============

                            42. STOCK TRANSACTIONS


During the 2002 and 2001 fiscal years Board Members, controlling stockholders, and related individuals and entities did not carry out any stock transactions:

                       43. DISTRIBUTION OF SHAREHOLDERS

The distribution of stockholders as of March 31, 2002 and 2001 is the following:


                                                % of Shareholding                   No. of Shareholders
                                          ---------------------------         ------------------------------
TYPE OF SHAREHOLDER                            2002              2001               2002              2001
10% or more shareholding                      34.03             45.88                  1                 2

Less than 10% shareholding with
  investment equal to or higher
  than 200 UF                                 65.81             53.95                257               236

Less than 10% shareholding with
  investment lower than 200 UF                 0.16              0.17                833               856

TOTAL                                        100.00            100.00              1,091             1,094

CONTROLLER OF THE COMPANY                     52.14             52.14                  3                 3

                            44. BOARD COMPENSATION

During the years 2002 and 2001 reserves were made for the profit sharing of the fiscal year in the amount of Th Ch$717,857 and Th Ch$698,732, respectively, according to the following detail:

                                                                            2001                     2000
                                                                       --------------             ------------
                                                                           Th Ch$                   Th Ch$

Profit sharing
previous fiscal year                                                       710,824                 698,732
Reserve for the year                                                         7,033                  69,502
                                                                        ----------              ----------
TOTAL                                                                      717,857                 768,234

CRISTALERIAS DE CHILE S.A.

NOTES TO FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001

1.  FINANCIAL INDICATORS
    ---------------------

                                                           03-31-2002       03-31-2001      12-31-2001

LIQUIDITY
Current liquidity                          times                  1.78             3.54            2.35
Acid ratio                                 times                  1.54             3.03            2.01

DEBT
Debt ratio                                 times                  0.43             0.43            0.43
Short-term debt                            %                     38.30%           19.60%          27.90%
Long-term debt                             %                     61.70%           80.40%          72.10%
Coverage of interest expenses              times                  1.86             1.76            5.46

ACTIVITY
Total assets                               Mill Ch$         303,665          292,636         303,480
Investments                                Mill Ch$           2,647            8,726          28,230
Disposal of property                       Mill Ch$               3                3           1,339
Inventory turnover                         times                  7.1              6.6             7.1
Inventory permanence                       days                  50.6             54.3            50.7

PROFITS (LOSSES)
Operating income                           Mill Ch$          15,090           14,295          65,520
Operating costs                            Mill Ch$           9,097            8,870          39,643
Operating profit                           Mill Ch$           4,956            4,403          20,658
Financial expenses                         Mill Ch$             648            1,138           3,917
Non-operating result                       Mill Ch$          -3,961           -2,989          -1,409
R.A.I.I.D.A.I.E.                           Mill Ch$           3,361            3,833          29,578
After-tax profit                           Mill Ch$             176            1,738          17,700

RATE OF RETURN
Return on equity                           %                      0.10%            0.90%           8.50%
Return on assets                           %                      0.10%            0.60%           6.00%
Return on operating assets                 %                      5.20%            5.00%          22.90%
Profit per share                           $                      2.7             27.1           276.6
Return on dividends                        %                      3.20%            3.50%           3.10%
Current liquidity                          Ratio of current assets to current liabilities.
Acid ratio:                                Ratio of uncommitted funds to current liabilities.
Debt ratio:                                Ratio of total current liabilities to net worth.
Coverage of Interest Expenses:             Profit before taxes and interest divided by financial expenses.
Inventory turnover:                        Ratio between sales cost of the period and average inventory.
Inventory permanence:                      Ratio between average inventory and sales cost of the period, multiplied by 360 days.
R.A.I.I.D.A.I.E.:                          Profit before taxes, interest, depreciation, amortization, and special items.
Return on dividendes:                      Sum of dividends paid in the last twelve months divided by market price of stock at closing of period.

The main trends observed in the 2002 fiscal year indicators are:

LIQUIDITY INDICES

There is a reduction in the liquidity index in relation to March 2001 despite a significant reduction in notes payable, because of the transfer to the short term of long-term syndicated loan installment, the increase in reserves, and the effect on bank loans in dollars of the rise in the price of the dollar, which rose by 10.2% between April 2001 and March 2002.

DEBT INDICES

Although the debt index has had a slight increase because of the rise in the rate of exchange, this financial index remained steady during the periods studied because of the increase in equity resulting from the increase in profits.

On the other hand, the distribution of the short-term and long-term debt shows variations due to the expiry of installments payable in less than one year of Long Term Liabilities that have been transferred to Short Term.

The coverage index of financial expenses fell with respect to the previous year because of lower profits.

ACTIVITY INDICES

The indices of inventory turnover and permanence improved because of the stocks bought by management to reduce product stock inventories.

PROFITABILITY INDICES

Profitability indices fell during the fiscal year because of a reduction in profits.

On the other hand, although dividends distributed between April 2000 and March 2001 rose by 8.1% compared to the January/December 2001 period, the rate of return of dividends dropped because of the increase in the price of stocks in the stock exchange, which rose from $3,512 per share as of March 31, 2001, to $4,300 per share as of December 31, 2001.

2.  DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS
    -------------------------------------------------------------

The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

As of March 31, 2002, there were financial investments in stocks recorded in the accounting according to their purchase price of Th Ch$ 3,264 million whose market value on the same date was Th Ch$ 5,761 million.

3.  RESULTS OF THE FIRST QUARTER OF 2002
    ------------------------------------

3a. Individual Result

The Company had non-consolidated sales of Ch$ 15,090 million as of March 2002, which is a 5.6% increase compared to the previous fiscal year. Volumes sold increased by 5.3%, reaching 53,922 tons. This volume level is mainly due to higher sales of bottles for the non-returnable beer and wine markets.

Operating profit rose by 12.6%, totaling Ch$4,956 million. For comparison purposes the operating margin increased due the lower sale of lower-margin imported products compared to the first quarter of 2001.

The Company's net profit amounted to $176 million compared to $1,738 million the previous year. This result can be explained in part by the reduction in the non-operating result, which passed from a loss of $2,989 million in 2001 to a loss of $3,961 million in 2002. This greater loss results from the effect of the devaluation of the Argentine peso (from $1.7 to $2.9 Argentine pesos per dollar) in the accounting of the financial statements of Rayen Cura, which generated a loss of $1,477 million for the quarter. This was compensated in part in Vina Santa Rita and CIECSA. In addition, in the year 2001 the company had an extraordinary income of Ch$976 million corresponding to the reversion of the reserve for the repair of Furnace C, included in the account "Extraordinary Items".

Finally, the company reflects a special contribution of Ch$ 1,785 million for the reverse of the reserve for repair of Furnace C, which is included in the "Special items" account.

3b. Result in Subsidiaries

As of March 31, 2002, Santa Rita's profit was Ch$1,016 million, which was a 5.4% increase over the same period in 2001. In the local market, the volumes of the Company were 17% higher than in 2001. The prices in this market dropped 20.4% in real terms, as a result of increased competition and lower cost of musts, which led to valued sales in the local market dropping 6.9%. Sales in the export market decreased 7.1% in volume due to lower sales to the European and Latin American markets. During the period, exports represented 52% of total income with US$ 9.9 million. The operating result fell 30.4%, reaching Ch$1,492 million, mainly as a result of the fall in prices in the local market and the reduction in volumes in the export market. The average price in dollars per case for the export market was US$ 29.6, whereas the average price for the industry was US$22.05 per case. As of March 2002, Santa Rita showed a non-operating loss of Ch$261 million, compared to a loss of Ch$817 million in 2001, which can be mainly explained by lower financial costs.

Megavision, the main subsidiary of CIECSA, showed an operating profit of Ch$41 million, compared with an operating loss of Ch$591 million in the previous year. Megavision had a

22.4% share of the audience during the period.1 Net sales increased by 26.2% totaling Ch$3,626 million because of the live programs. As of March 2002, Megavision had a net loss of Ch$187 million, compared to a loss of Ch$791 million in 2001. CIECSA improved its non-operating results passing from a loss of Ch$543 million in 2001 to loss of Ch$361 in 2002, due mainly to lower losses in its subsidiaries. CIECSA's final result was a loss of Ch$252 million compared to a loss of Ch$875 million the year before.

Envases CMF S.A. showed a net profit of Ch$278 million in 2002 compared with a profit of Ch$146 million in 2001 (this last figure considers only the result of Crowpla-Reicolite before its association to Multipack). The company increased its sales 131%, reaching Ch$8,341 million during the year. This significant increase in sales is largely attributable to the partnership entered into with Multipack at the end of June 2001. Sales volume increased 109%, reaching 5,950 tons. Operating profit was Ch$805 million, which is 126% higher than the profit obtained during 2001.

In the area of cable TV, Cristalchile Comunicaciones S.A. (99.99% subsidiary of Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of 99% of Metropolis-Intercom S.A.

Metropolis-Intercom S.A. registered sales of Ch$11,372 million during 2002 compared with Ch$10,681 million during the same period the previous year. As of March 2002, Metropolis-Intercom had a net loss of Ch$3,777 million compared with a loss of Ch$3,959 million in 2001. This result includes a depreciation charge of Ch$2,683 million (Ch$2,863 million in 2001) corresponding to the HFC network acquired in July 2000. The company ended the period with 247,000 subscribers, 10.5% down compared to the same date in 2001, due to a greater number of discontinued subscriptions because of the deteriorated domestic economic situation.

As a result of the foregoing and the amortization of the lower value of investments through Cordillera Comunicaciones from $1,003 million in the quarter ($944 million in 2001), Cristalchile Comunicaciones recorded a net loss of $2,391 million (loss of $2,417 in the first quarter of 2001).

4.  CASH FLOW STATEMENT
    -------------------

During the first quarter of 2002 a total net positive flow of Ch$6,624 million was generated, which is explained by a positive flow generated by operating activities of Ch$7,075 million, which was reduced by a negative financing flow of Ch$1,907 million and a positive flow of investment activities of Ch$1,456 million.

The operating flow corresponds basically to the collection of sales and financial interests that were reduced by payment to suppliers, interests and income tax.

----------
1 Measured between 9:00 A.M. and 1:00 A.M. (in other words 16 hours a day) from Monday to Sunday.

The financing flow can be explained mainly by payment of dividends for Ch$1,880 million in January 2002.

The investment flow is mainly explained by the redemption of Term Deposits at over 90 days and the expiry of future contracts. This flow was used in part in the incorporation of fixed assets and in the investment of financial instruments.

The foregoing results in an increase in the final balance of cash and cash equivalent, which passed from Ch$18,440 million as of March 31, 2001 to $25,139 million as of March 31, 2002.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.

5.  INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS
    ----------------------------------------------

a.  Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a credit of US$100 million, which was agreed at a variable rate Libo plus 1.125 percentage points on average. On the other hand, as of March 31, 2002 the Company had available funds of $38,100 million invested at different terms in instruments like term deposits, bonds, fixed rate and repurchase agreement mutual funds.

The company does not use secondary financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.

The Company maintains liabilities in dollars of US$111.9 million, which represent 24.2% of its assets, and include a long-term syndicated loan of US$100 million. As of March 31 the Company has investments in dollars of US$50.4 million in term deposits, bonds and fixed rate mutual funds. It also has dollar purchase contracts of US$119.6 million, and a contract that provides coverage for Euro/Dollar fluctuations for 3.5 million Euros, all of which provides a reasonable coverage for exchange rate variations risk.

                               RELEVANT EVENTS

In a letter dated April 17, 2002, the SVS was notified that in the Meeting of the Board of Directors held on April 16, 2002, it was agreed to start a bond issue process to fully or partially substitute short and medium term liabilities and finance future investments.

Non-secured sight bonds non-convertible into shares for an amount of UF 4,100,000 (four million one hundred UF) shall be issued. The bonds will be placed in the capital market, under the terms and conditions, and timing to be defined.

The Board of Directors authorized the Chairman, Vice-chairman, Mr. Jaime Claro Valdes and the company's General Manger, so that acting jointly any two of them, they may establish the terms, conditions and timing of the issue, and so they may enter into contracts and carry out any acts necessary for the issue and sale of the bonds.

Cristalerias de Chile S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                        Cristalerias de Chile S.A.



                                        By:/s/ Cirilo Elton Gonzalez
                                           ---------------------------
                                           Chief Executive Officer





Dated:  July 25, 2002